SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                      For February 14, 2002 - April 5, 2002



             CARDIOME PHARMA CORP (formerly NORTRAN PHARMACEUTICALS)
             -------------------------------------------------------
                 (Translation of Registrant's name into English)


                               3650 Wesbrook Mall
             -------------------------------------------------------
                    (Address of principal executive offices)


                  Vancouver, British Columbia, V6S 2L2,  CANADA
             -------------------------------------------------------



                     CIK #  0001036141     FILE NO. 0-29338
             -------------------------------------------------------



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or For 40-F]

          Form 20-F       [X]                  Form 40-F


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

          Yes             [X]                  No

                                    FORM 6-K
                                TABLE OF CONTENTS

                       For February 14, 2002 - Apr 5, 2002

                              CARDIOME PHARMA CORP.
                     (formerly NORTRAN PHARMACEUTICALS INC.)

                       File No. 0-29338, CIK #  0001036141


Exhibit 1 Press Release - February 15, 2002 (Shareholders approve acquisition)

Exhibit 2     Material Change Form - February 15, 2002

Exhibit 3     Final Long Form Prospectus for Units Offering

Exhibit 4     Press Release - March 4, 2002 (Fourth Quarterly Results)

Exhibit 5     Material Change Form - March 4, 2002

Exhibit 6     Notice of Alternative Form of AIF

Exhibit 7 Press Release - March 8, 2002 (Completion of Acquisition and Public Offering)

Exhibit 8     Material Change Form - March 8, 2002

Exhibit 9     Press Release - March 15, 2002 (Appoints New Director)

Exhibit 10 From 45-102F2 Certificate and Subsection 2.7(2) or (3) of Multilateral Instrument - 45-102 Resale of Securities

Exhibit 11    Material Change Form - March 15, 2002

Exhibit 12    Notice of Annual General Meeting and Record Date

Exhibit 13    Report on the Number and Value of Securities Distributed in Quebec

Exhibit 14    Press Release - March 28, 2002 (Return of Right of RSD1122)

Exhibit 15    Material Change Form - March 28, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                        CARDIOME PHARMA CORP.
                                      -----------------------------------------
                                        (REGISTRANT)


Date:  April 5, 2002

                                                              /s/ Christina Yip
                                                -------------------------------

                                                                  Christina Yip
                                                            Corporate Secretary

                                                                      Exhibit 1

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

        CARDIOME SHAREHOLDERS APPROVE ACQUISITION OF U.S. PHARMA COMPANY
        ----------------------------------------------------------------


Vancouver, Canada, February 15, 2002 - Cardiome Pharma Corp. (the "Company" or "Cardiome") announced today that shareholders have approved the acquisition of Paralex, Inc. ("Paralex") which was previously announced on December 21, 2001. The transaction, expected to be completed by mid March, remains conditional upon the successful conclusion of a public offering led by Sprott Securities Inc. and including Raymond James Ltd., previously announced January 24, 2002.

Of the votes cast at the meeting, more than 99 percent of Cardiome shareholders voted in favour of the Paralex acquisition, a four to one share consolidation, and continuance of the Company under the Canada Business Corporations Act. Cardiome will issue to Paralex approximately 33.3 million common shares for all the shares of common stock of Paralex. In a separate meeting, the shareholders of Paralex have approved the sale of Paralex to Cardiome.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. Upon closing of the Paralex transaction, the Company will have four drug programs in the cardiac area. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD


"Robert Rieder"
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact                       Media Contact
Ian Harper, Director of Investor Relations          Scott Henderson,
                                                    Contemporary Communications
T: (604) 222-5577 ext. 705                          T: (604) 734-3663 ext. 302
E: iharper@cardiome.com                             E: scott.henderson@ccpr.com

                                                                      Exhibit 2


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          February 15, 2002

Item 3.   PRESS RELEASE

          February 15, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer has announced that its shareholders have approved the acquisition of Paralex, Inc. as previously announced on December 21, 2001. The transaction, expected to be completed by mid-March, remains conditional upon the successful conclusion of a public offering led by Sprott Securities Inc. and including Raymond James Ltd. as previously announced on January 24, 2002.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated February 15, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of February, 2002.

                                     CARDIOME PHARMA CORP.
                                     Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                                                      Exhibit 3

   This Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.

New Issue                                               Dated: February 28, 2002


                                 Prospectus

                            CARDIOME PHARMA CORP.
                   Maximum of $24,126,000 (29,067,469 Units)
                   Minimum of $16,084,000 (19,378,313 Units)
   (each Unit consisting of one Cardiome Share and one quarter of one Cardiome
                           Share Purchase Warrant)

                            Price: $0.83 per Unit

   This Prospectus qualifies the distribution of a minimum of 19,378,313 Units and a maximum of 29,067,469 Units (the "Offering") of Cardiome Pharma Corp. ("Cardiome" or the "Company") at a price of $0.83 per Unit (the "Offering Price") for minimum gross proceeds of $16,084,000 (the "Minimum Offering") and maximum gross proceeds of $24,126,000 (the "Maximum Offering"). Each Unit consists of one common share (a "Cardiome Share") in the capital of the Company and one quarter of one Cardiome Share purchase warrant (a "Cardiome Warrant") of the Company. One whole Cardiome Warrant will entitle the holder thereof to purchase one Cardiome Share at any time on or before 24 months after the closing of the Offering at a price of $1.66. The Offering Price was determined by negotiation between the Company and each of Sprott Securities Inc. and Raymond James Ltd. (the "Agents"). See "Plan of Distribution".

===================================================================================================================
                                                                                                   Net Proceeds
                                     Price to the Public        Agents' Fee (1)                  to the Company (2)
-------------------------------------------------------------------------------------------------------------------
Per Unit                                    $0.83                      $0.058                             $0.772
-------------------------------------------------------------------------------------------------------------------
Total Minimum Offering(3)(4)            $16,084,000                $1,125,880                         $14,958,120
-------------------------------------------------------------------------------------------------------------------
Total Maximum Offering(3)(4)            $24,126,000                $1,688,820                         $22,437,180
===================================================================================================================

(1) As consideration for services rendered by the Agents, the Company has agreed to pay the Agents a fee equal to 7% of the aggregate gross proceeds of the Offering, including any proceeds resulting from the issuance of Units pursuant to the exercise of the Over-Allotment Option (as defined in note 4 below) and/or the Greenshoe Option (as defined in note 4 below). The Company has also agreed to grant to the Agents non-transferable brokers' warrants ("Brokers' Warrants") to purchase 10% of the number of Units sold pursuant to the Offering, including any Units sold pursuant to the exercise of the Over-Allotment Option (as defined in note (4) below) and/or the Greenshoe Option (as defined in note (4) below). The Brokers' Warrants are exercisable for a period of 24 months from the closing of the Offering at a price of $0.95 per Unit. This Prospectus also qualifies the distribution of the Brokers' Warrants (one-half only in Ontario). See "Plan of Distribution".
(2)   Prior to deducting expenses of the Offering, estimated to be $500,000.
(3) The Agents have agreed to raise a minimum of $16,084,000 and a maximum of $24,126,000 on a best efforts basis. It is a condition of the closing of the Acquisition described herein that the Company raise the minimum of $16,084,000 (the equivalent of U.S. $10,000,000). See "Plan of
      Distribution" and "Acquisition of Paralex - The Acquisition Agreement".
(4) The Company has granted to the Agents an option, exercisable up to the closing of the Offering, to offer an additional 9,689,157 Units (the "Over -Allotment Option") at the Offering Price to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the total Offering Price to the public, the Agents' fee and the net proceeds to the Company will be $32,168,000, $2,251,760 and $29,916,240, respectively. The Company has also granted to the Agents a further option to purchase up to an additional 15% of the number of Units sold at the Offering Price, as adjusted to reflect the one new for four old share consolidation, for a period of 60 days from the closing of this Offering (the "Greenshoe Option") to cover further over-allotments, if any. If the Over-Allotment Option and the Greenshoe Option are exercised in full, the total Offering Price to the public, the Agents' fee and the net proceeds to the Company will be $36,993,200, $2,589,524 and $34,403,676, respectively. This
      Prospectus also qualifies the distribution of the Over-Allotment Option

Page ii

      and the Greenshoe Option and any Units issued pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option. See "Plan of Distribution".

   An investment in Units of the Company should be regarded as highly speculative due to the nature of the Company's business. See "Risk Factors".
The Company will allocate all of the subscription price for each Unit to the Cardiome Share and none to the Cardiome Warrant. The Cardiome Shares are listed and posted for trading on The Toronto Stock Exchange (the "TSE") (Symbol: "COM") and are quoted on the OTC NASD Bulletin Board (Symbol: "COMTF"). The closing trading price of the Cardiome Shares on the TSE on February 27, 2002 was $0.85 per Cardiome Share.

   The Agents conditionally offer the Units for sale on a best efforts basis, if, as and when issued and delivered by the Company in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Company by Catalyst Corporate Finance Lawyers and on behalf of the Agents by Aird & Berlis LLP.

   Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offering will not continue for a period of more than 90 days after the date of the receipt for the final prospectus if subscriptions representing the Minimum Offering are not obtained within that period, unless each of the persons or companies who subscribed within that period has consented to the continuation of the Offering. During the 90 day period, funds received from subscriptions will be held by a depository who is a registrant, bank or trust company and if the Minimum Offering is not raised, or the Acquisition is not completed, the funds will be returned to the subscribers without interest or deduction unless the subscribers have otherwise instructed the depository.

   The TSE has conditionally approved the listing of the Cardiome Shares being distributed under the Offering and the Cardiome Shares issuable upon exercise of the Cardiome Warrants and the Brokers' Warrants (including any Cardiome Shares to be issued and sold by the Company pursuant to the Over-Allotment Option and the Greenshoe Option, if exercised by the Agents). Listing is subject to the Company fulfilling all of the requirements of the TSE on or before May 6, 2002. The closing of the Offering is anticipated to occur on or before March 15, 2002, conditional upon receipt of subscriptions to complete the Minimum Offering and completion of the Acquisition. See "Plan of Distribution".

   Forthwith after the closing of the Offering, the Cardiome Shares, including those underlying the Units offered hereunder, will be consolidated on a one new share for four old shares basis and the Company will be continued under the CBCA. See "Plan of Distribution" and "Acquisition of Paralex - The Acquisition Agreement - Share Consolidation and Continuation".

Page iii

                             TABLE OF CONTENTS

                                              Page No.                                                 Page No.
                                              --------                                                 --------
ELIGIBILITY FOR INVESTMENT                         1     MATERIAL TRANSACTIONS                              50

EXCHANGE RATE INFORMATION                          1     SUMMARY AND ANALYSIS OF FINANCIAL
                                                            OPERATIONS - CARDIOME (PRIOR TO ACQUISITION)    51
FORWARD LOOKING STATEMENTS                         1
                                                         MANAGEMENT DISCUSSION AND ANALYSIS -
PROSPECTUS SUMMARY                                 2        CARDIOME (PRIOR TO ACQUISITION)                 53

GLOSSARY                                          10     SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS -
                                                            PRO FORMA (POST ACQUISITION)                    54
THE COMPANY                                       14
                                                         USE OF PROCEEDS                                    56
ACQUISITION OF PARALEX                            14
                                                         CAPITALIZATION                                     57
BUSINESS OF PARALEX                               18
                                                         OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES    57
BUSINESS OF THE COMPANY POST
  ACQUISITION                                     20     PRINCIPAL HOLDERS OF VOTING SECURITIES             61

Summary of Current Projects                       20     PLAN OF DISTRIBUTION                               61

Antiarrhythmia Projects                           21     DESCRIPTION OF SECURITIES OFFERED                  63

Congestive Heart Failure Project                  25     PRICE RANGE AND TRADING VOLUMES OF CARDIOME
                                                            SHARES                                          64
Other Opportunities                               26
                                                         PRIOR SALES                                        64
Stated Business Objectives                        26
                                                         RISK FACTORS                                       64
Milestones                                        26
                                                         LEGAL PROCEEDINGS                                  73
Business Strategy                                 27
                                                         AUDITOR, TRANSFER AGENT AND REGISTRARS             73
Potential Markets                                 28
                                                         MATERIAL CONTRACTS                                 73
Competition                                       29
                                                         PURCHASERS' STATUTORY RIGHTS                       74
Patents and Proprietary Protection                31
                                                         INDEX TO FINANCIAL STATEMENTS                      F-1
Regulatory Environment                            31
                                                         CERTIFICATE OF THE COMPANY                         C-1
Licenses and Collaborative Research Agreements    33
                                                         CERTIFICATE OF THE AGENTS                          C-2
HUMAN RESOURCES AND FACILITIES                    36

DIRECTORS AND OFFICERS                            36

SCIENTIFIC ADVISORY BOARD                         44

EXECUTIVE COMPENSATION                            46

INTEREST OF MANAGEMENT AND OTHERS IN

                            ELIGIBILITY FOR INVESTMENT

   In the opinion of Catalyst Corporate Finance Lawyers and Aird & Berlis LLP, in accordance with legislation in effect at the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, where applicable, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, where applicable, without resort to the so-called "basket provisions" the Units offered hereby will not, at the closing of the Offering, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)                          The Pension Benefits Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)             The Trustee Act (Manitoba)
Trust and Loan Companies Act (Canada)                     Supplemental Pensions Plans Act (Quebec), for a plan
Loan and Trust Corporations Act (Ontario)                 governed thereby
Pension Benefits Act (Ontario)                            An Act respecting insurance (Quebec), for an insurer
Loan and Trust Corporations Act (Alberta)                 as defined therein, constituted under the laws of Quebec,
Insurance Act (Alberta)                                   other than a guarantee fund corporation; and
Employment Pension Plans Act (Alberta)                    An Act respecting trust companies and savings companies
Financial Institutions Act (British Columbia)             (Quebec), for savings companies investing their own funds
Pension Benefits Standards Act (British Columbia)         and by trust companies investing their own funds and deposits
The Insurance Act (Manitoba)                              received by them.

   In the opinion of Catalyst Corporate Finance Lawyers and of Aird & Berlis LLP, at the date hereof, the Cardiome Shares and the Cardiome Warrants are qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan and a registered education savings plan. Also in the opinion of such counsel, based upon information provided by the Company, at the date hereof, the Cardiome Shares and the Cardiome Warrants do not constitute "foreign property" for the purposes of Part XI of the Tax Act.

                         EXCHANGE RATE INFORMATION

   Unless otherwise stated, all dollar amounts in this Prospectus refer to Canadian dollars. On February 27, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars was $1.6084 based upon the Federal Reserve Bank of New York noon buying rate.

                         FORWARD LOOKING STATEMENTS

   This Prospectus contains forward-looking statements reflecting Cardiome's and Paralex's current operations and expectations in the therapeutic drug development market. These statements reflect management's current beliefs and are based on information currently available to management. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, changes in market and competition, technological and competitive developments, and potential downturns in economic conditions generally. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Cardiome assumes no obligation to update or revise the forward-looking statements contained herein.

                           PROSPECTUS SUMMARY

   The following is a summary of the information set out in this prospectus ("Prospectus") and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus. Certain capitalized terms and technical terms used but not defined in this Summary are defined in the Glossary.

                             The Offering

Company:             Cardiome Pharma Corp. ("Cardiome" or the "Company").

Issue: This Prospectus qualifies the distribution of a minimum of 19,378,313 Units (the "Minimum Offering") and a maximum of 29,067,469 Units (the "Maximum Offering") of the Company for minimum gross proceeds of $16,084,000 and maximum gross proceeds of $24,126,000. Each Unit consists of one Cardiome Share and one quarter of one Cardiome Warrant. Each whole Cardiome Warrant will entitle the holder thereof to purchase one Cardiome Share at any time on or before 24 months from the closing of the Offering at a price of $1.66. The Company has granted to the Agents an option, exercisable up to the closing of the Offering, to offer an additional 9,689,157 Units (the "Over-Allotment Option") at the Offering Price to cover over-allotments, if any, and a further option to purchase up to an additional 15% of the number of Units sold at the Offering Price, as adjusted to reflect the one new for four old share consolidation, for a period of 60 days from the closing of this Offering (the "Greenshoe Option") to cover further over-allotments, if any. See "Plan of Distribution".

Price:               $0.83 per Unit.

Use of Proceeds:     The net proceeds of the Offering (after deduction of the
                     expenses of the Offering) together with the Company's estimated working capital (including Paralex) as at December 31, 2001 of $2,074,000, will be $16,532,120 if the
                     Minimum Offering is completed (the "Minimum Funds
                     Available") and $24,011,180 if the Maximum Offering is completed (the "Maximum Funds Available"). The Company intends to use these funds as follows:

                                                                                                  Minimum        Maximum
                                                                                                  Offering       Offering
                                                                                               -------------  -------------
                     RSD1235 Project, complete Phase II trial for intravenous application      $ 1,887,000    $ 1,887,000

                     RSD1235 Project, complete Phase I trial for oral application                      ---        800,000

                     RSD1235 Project, manufacturing of drug supplies                               400,000      1,200,000

                     Oxypurinol Project, complete Phase II oral trial                            4,000,000      6,000,000

                     Oxypurinol Project, formulation development, toxicology testing and
                     completion of Phase I safety study in the intravenous trial                       ---      1,700,000

                     Patents                                                                       550,000        550,000

                     Working capital to fund ongoing operations and administration               9,695,120     11,874,180
                                                                                               -----------    -----------
                     TOTAL:                                                                    $16,532,120    $24,011,180
                                                                                               ===========    ===========
                     See "Use of Proceeds".

Terms and            Closing of the Offering will be subject to a number of
Conditions:          conditions as set out in the Agency Agreement including
                     receipt of subscriptions for the Minimum Offering and closing of the Acquisition, which is subject to regulatory approval. Forthwith after the closing of the Offering, the Cardiome Shares, including those underlying the Units offered hereunder, will be consolidated on a one new share for four old shares basis (the "Share Consolidation") and the Company will be continued under the CBCA. See "Plan of Distribution" and "Acquisition of Paralex - The Acquisition
                     Agreement - Share Consolidation and Continuation".

                              Acquisition of Paralex, Inc.

   In December 2001, the Company entered into an agreement to acquire all of the outstanding shares (the "Paralex Shares") of Paralex, Inc. ("Paralex") (the "Acquisition") in exchange for approximately 33,300,000 Cardiome Shares. The Acquisition is subject to a number of conditions including regulatory and shareholder approvals, and completion of a concurrent financing of not less than $16,084,000 (the equivalent of U.S.$10,000,000). Shareholder approval to the Acquisition was obtained by Cardiome on February 15, 2002 and by Paralex on February 7, 2002. See "Acquisition of Paralex - The Acquisition Agreement".

   Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from The Johns Hopkins University ("JHU"), certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors ("XO Inhibitors"), for the treatment of congestive heart failure ("CHF"), other cardiovascular disorders and neuromuscular disease. Paralex has also licensed from ILEX Oncology, Inc. ("ILEX"), rights to oxypurinol clinical data, drug supply and know-how (the "ILEX Technology") and an option on rights to oxypurinol, for the treatment of gout, a metabolic disease. Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Both of these licenses may allow Paralex to potentially advance its XO Inhibitors for treatment of CHF directly into Phase II clinical development for CHF using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications. See "Acquisition of Paralex" and "Business of Paralex".

                             Business of the Company

Overview

   Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Upon completion of the Acquisition, Cardiome will have drug discovery and development efforts targeting the treatment of cardiac arrhythmias, through the use of atria-selective ion channel modulating drug candidates, and CHF, through the use of drugs known to inhibit the enzyme xanthine oxidase. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second drug candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca AB ("AstraZeneca") in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. With respect to CHF, Cardiome may develop oxypurinol to determine if it is a safe and effective therapy for the treatment of CHF. The Company plans to file an IND with the FDA to begin a Phase II clinical trial on the oral application of oxypurinol to CHF by the second half of 2002. Subject to the availability of funds, the Company plans to extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, the Company has an option until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout), a metabolic disease. A summary of the Company's four clinical and pre-clinical projects is provided below.

Antiarrhythmia Overview

   One of two areas of therapeutic focus for the Company is the research and development of drugs which treat disturbances in heart rate and rhythm (cardiac arrhythmias). There are two broad types of arrhythmia: atrial arrythmia and ventricular arrythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrythmias. Ventricular arrhythmias affect the two lower chambers of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

RSD1235 Project

   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals. Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The
Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. The current Phase II efficacy trial on the intravenous application of RSD1235 is designed to prove the efficacy of RSD1235 and to define what dose should be used in the Phase III clinical trial. This Phase II trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated to be $2,300,000. The Company has incurred $413,000 as at December 31, 2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of
Proceeds".

   The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the Company will announce its intentions for further development within the first half of 2003. If the Company has sufficient financial resources, the Company may initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence by the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated cost of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to the availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

RSD1122 Project

   RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Preclinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. Cardiome has licensed this project to AstraZeneca. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

Kv1.5 Project

   The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Recent Cardiome data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. Cardiome is currently optimizing lead candidates for consideration of further development and safety evaluation prior to initiation of human trials. It is expected Cardiome will select a Kv1.5 clinical candidate in 2002.

Congestive Heart Failure Overview

   With the acquisition of Paralex, (see "Acquisition of Paralex") Cardiome adds a second area of therapeutic focus, the research and development of drugs which treat CHF. CHF is a disease characterized by an inability of the heart to pump blood commensurate with the body's metabolic needs. An imbalance between left ventricular performance and myocardial oxygen consumption leads to a decrease in the heart's contractile efficiency. Some experimental evidence suggests that inhibitors of the enzyme xanthine oxidase (e.g., allopurinol and its active metabolite oxypurinol) may play an important role in improving myocardial efficiency based on human and animal studies performed at the JHU School of Medicine.

Oxypurinol CHF Project

   The oxypurinol project will target both acute and chronic therapy for patients with CHF. Oxypurinol, a xanthine oxidase inhibitor, has a proven safety record as it has been tested: i) in a Phase II clinical trial for the treatment of gout in patients intolerant to allopurinol; ii) in a compassionate use program worldwide for treatment of gout in patients intolerant to allopurinol; iii) in human cardiac patients undergoing heart surgery; and iv) on millions of patients through allopurinol (allopurinol is metabolized in the body to form oxypurinol), a drug used as a first line therapy for gout.

   Allopurinol has been shown to improve myocardial efficiency by sensitizing the cardiac muscle cells to calcium ions (Cappola et al., Circulation, 2001-104-2407-2411). These cells can contract more strongly without a comparable increase in oxygen demand thereby improving functional efficiency. This characteristic compares favorably with current CHF therapeutic drugs that typically improve cardiac output at the cost of increased oxygen demand that, in effect, accelerates the underlying CHF disease. Inhibition of xanthine oxidase may serve as a new pharmacological approach to the treatment of CHF. The Phase II clinical trial, planned for the second half of 2002, would represent the first prospective clinical trial of oxypurinol in CHF. The Company anticipates the completion of this trial by the end of 2003 at an anticipated cost of approximately $4,000,000. If sufficient funds are available, the Company will proceed with a drug interaction study on the Phase II oral application, anticipated to cost approximately another $2,000,000. Subject to sufficient funding, the Company will begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute CHF in the second half of 2002 with a Phase I safety study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at approximately $1,700,000 with results expected by the end of 2003.

See "Business of the Company Post Acquisition".

24 Month Milestones

      The Company has targeted the following milestones over the next 24 months:

(1) Conclude the Phase II clinical trial on the intravenous application of RSD1235 to new onset atrial fibrillation;

(2) Initiate the advanced clinical evaluation of the intravenous application of RSD1235, subject to sufficient funding;

(3) Complete the Phase I oral clinical trial for RSD1235, subject to sufficient funding;

(4) Complete the Phase II clinical trial on the oral application of oxypurinol to CHF;

(5) Initiate a Phase I safety study on the intravenous application of oxypurinol to CHF, subject to sufficient funding;

(6) Decision by AstraZeneca whether to proceed to clinical development of RSD1122 which would trigger a milestone payment to the Company;

(7) Potential commencement by AstraZeneca of a Phase I clinical study in humans of RSD1122 which would trigger an additional milestone payment from AstraZeneca to the Company;

(8)   Identify a clinical candidate molecule in the Kv1.5 program; and

(9)   Enter into an additional strategic partnership agreement.

See "Business of the Company Post Acquisition - Milestones" and "Use of
Proceeds".

                   Summary Pro Forma Financial Information

   The following selected financial data has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome, the consolidated financial statements of each of Cardiome and Paralex and notes thereto, contained elsewhere in this Prospectus. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome under Canadian generally accepted accounting principles ("GAAP"). The pro forma consolidated balance sheet gives effect to the Acquisition and the Minimum Offering as though they occurred on November 30, 2001, and the pro forma consolidated statement of operations for the year ended November 30, 2001 gives effect to the Acquisition, the Minimum Offering and the Share Consolidation as though they occurred on December 1, 2000.

Pro Forma Consolidated Statement of Operations Data

================================================================================
                                                                  Year Ended
                                                               November 30, 2001
--------------------------------------------------------------------------------
Revenue

   Research collaborative, licensing and option fees              $     197,028

   Grant income                                                          88,137

   Interest and other income                                            347,078

TOTAL:                                                                  632,243
--------------------------------------------------------------------------------
Expenses

   Research and development expenses                              $   5,498,838

   General and administration expenses                                2,106,770

   Amortization                                                       3,787,101

TOTAL:                                                               11,392,709
--------------------------------------------------------------------------------
Loss before income taxes                                            (10,760,466)
Deferred income tax recovery                                            280,000
--------------------------------------------------------------------------------
Net Loss for the year                                              $(10,480,466)
--------------------------------------------------------------------------------
Net loss per common share(1)                                              (0.46)
================================================================================


Pro Forma Consolidated Balance Sheet Data

================================================================================
                                                         As at November 30, 2001
--------------------------------------------------------------------------------
Assets
   Current assets                                                 $  20,307,931
   Capital assets                                                       302,583
   Other assets(2)                                                   34,363,936

Total assets:                                                        54,974,450

Deferred revenue                                                      1,348,374
Deferred tax liability                                                2,800,000

Shareholders' Equity
   Share capital                                                     74,965,393
   Special warrants                                                     966,000
   Contributed surplus                                                1,192,266
   Deficit                                                          (30,396,110)

Total shareholders' equity                                           46,727,549
================================================================================

(1) The pro forma net loss per common share gives effect to the Share Consolidation as though it occurred on December 1, 2000.
(2) The allocation of the purchase price in the pro forma information is preliminary, based on the financial position of Paralex at November 30, 2001. The actual purchase price will reflect the fair value at the Effective Time of the assets acquired and liabilities assumed based upon Cardiome's assessment of their fair value following the closing of the Acquisition. The final purchase price allocation may differ from the preliminary allocation reflected herein.

Cardiome Consolidated Financial Data

   The following table sets forth selected consolidated financial data for Cardiome that has been derived from the consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. This financial data should be read in conjunction with Cardiome's consolidated financial statements and notes thereto contained elsewhere in this Prospectus.

-----------------------------------------------------------------------------------------------------------------------------
                                                          Year Ended                Year Ended                Year Ended
                                                          November 30,              November 30,              November 30,
                                                              2001                      2000(1)                     1999
-----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA

Revenue
   Research collaborative, licensing and option fees     $     197,028             $      92,095             $     482,876
   Grant income                                                 88,137                   135,363                    45,810
   Interest and other income                                   347,078                   495,894                   258,395
                                                         -------------             -------------             -------------
   Total:                                                $     632,243             $     723,352             $     787,081
-----------------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development expenses                     $   5,498,838             $   4,732,656             $   3,585,593
   General and administration expenses                       1,741,193                 1,569,044                   997,890
   Amortization                                                550,097                   917,288                   654,918
                                                         -------------             -------------             -------------
Total:                                                   $   7,790,128             $   7,218,988             $   5,238,401
-----------------------------------------------------------------------------------------------------------------------------
Net Loss for the year                                    $  (7,157,885)            $  (6,495,636)            $  (4,451,320)

Net loss per common share                                        (0.17)                    (0.17)                    (0.17)
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding shares(2)            41,218,314                37,436,839                26,831,730
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                                        $   4,430,791             $  10,610,052
   Capital assets                                              302,583                   452,970
   Other assets                                              1,536,249                 2,009,018
                                                         -------------             -------------
Total assets:                                            $   6,269,623             $  13,072,040

Long term liabilities                                               --                    91,306
Deferred revenue                                             1,348,374                 1,499,598

Shareholders' Equity
   Share capital                                            32,251,393                32,235,393
   Special warrants                                            966,000                        --
   Contributed surplus                                       1,192,266                 1,056,266
   Deficit                                               $ (30,396,110)            $ (22,810,225)
                                                         -------------             -------------
   Total shareholders' equity                                4,013,549                10,481,434
-----------------------------------------------------------------------------------------------------------------------------

(1) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission (the "SEC") in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the year ended November 30, 2001.
(2) There are 43,070,181 Cardiome Shares issued and outstanding as of the date of this Prospectus.

                               Risk Factors

   An investment in the securities offered under this Prospectus is subject to certain significant risk factors and should be considered highly speculative. Cardiome has no developed or approved products and has limited revenues, a history of significant losses and an accumulated deficit; Paralex has a history of operating losses and there is no certainty that Paralex will ever achieve profitability; Cardiome will require additional financing; the market prices for the securities of biotechnology companies are volatile; there are no assurances of regulatory approval and subsequently there will be potential delays in commercializing drugs; there are no assurances of market acceptance of Cardiome's drug candidates; Cardiome has substantial competition; Cardiome is dependent upon key personnel; there are no assurances regarding the licensing of proprietary technology owned by others and patent protection is unpredictable; there is no certainty of successful management of future growth and the ability of the Company to efficiently integrate Paralex; current directors, officers and principal shareholders will control a significant percentage of outstanding shares; there is no assurance that the Company will be able to obtain or maintain a listing on a senior U.S. stock exchange; there are no assurances of successful manufacturing; there may be delays from non-compliance with Good Manufacturing Practices; there are no assurances of successful marketing of Cardiome's drug candidates; Cardiome is dependent on its ability to enter into and manage corporate collaborations; Cardiome is subject to exposure from product liability claims; Cardiome may encounter risks associated with the use of hazardous materials; Cardiome will experience uncertainty of product pricing, reimbursement and related matters; the Cardiome Shares are subject to dilution; conflicts of interest may arise; Cardiome has not and does not intend to declare any dividends in the foreseeable future. See "Risk Factors".

                                    GLOSSARY

   Where used herein, the following terms and acronyms shall have the corresponding meanings set out below:

ACE-inhibitors                   Angiotensin converting enzyme inhibitors.

Acquisition                      The acquisition of Paralex by Cardiome as
                                 contemplated by the Acquisition Agreement.

Acquisition Agreement            Agreement and Plan of Merger dated as of
                                 December 21, 2001 among Cardiome, Cardiome U.S.
                                 and Paralex, as amended.

Agents Sprott Securities Inc. and Raymond James Ltd., Cardiome's agents for the Offering.

antiarrhythmic                   An agent which has the ability to decrease the
                                 incidence of arrhythmia.

arrhythmia                       An abnormal electrical signal in the heart, or
                                 an abnormal heart beat resulting from such a signal.

atrial arrhythmia                Arrhythmia in the atria of the heart.

atrial fibrillation              An arrhythmia in which the atria, instead of
                                 intermittently contracting, quivers
                                 continuously in a chaotic pattern, causing totally irregular, often rapid ventricular rate.

BCCA                             Company Act (British Columbia), R.S.B.C. 1996,
                                 c. 62, as amended.

Board                            Cardiome's board of directors.

Cardiome                         Cardiome Pharma Corp.

Cardiome Shareholders            Holders of Cardiome Shares.

Cardiome Shares                  Common shares in the capital of Cardiome.

Cardiome U.S.                    Cardiome, Inc., a wholly owned subsidiary of
                                 Cardiome formed for the purpose of completing the Acquisition.

Cardiome Warrants                Common share purchase warrants of Cardiome
                                 issued pursuant to this Offering, each warrant entitling the holder to purchase one Cardiome
                                 Share at a price of $1.66 until the Expiry
                                 Date.

CBCA                             Canada Business Corporations Act, R.S.C. 1985,
                                 c. C-44, as amended.

CHF                              Congestive heart failure.

Closing Date                     The date of closing of the Offering.

Company                          Cardiome Pharma Corp.

CUP                              Compassionate use program.

Effective Time                   The time the Acquisition is effective.

enantiomer                       Molecules of the same compound that exist in
                                 two different structural forms. The structures are asymmetric, or mirror images of each other.

EPO                              European Patent Office.

Expiry Date                      5:00 p.m. (Toronto Time) on the day which is 24
                                 months after the Closing Date.

FDA                              The Food & Drug Administration of the United
                                 States of America.

fibrillation                     A small, local involuntary contraction of
                                 muscle.

Good Manufacturing               Regulations to which the Company's
Practices or GMP                 pharmaceutical products will be subject,
                                 prescribed by the FDA in the United States, the TPD in Canada and other similar authorities governing the commercial manufacture of any such products in the countries where the products are manufactured.

ILEX                             ILEX Oncology, Inc.

ILEX License                     The License and Option Agreement dated December
                                 19, 2001 between Paralex and ILEX pursuant to which Paralex acquired the rights to the ILEX
                                 Technology.

ILEX Technology                  The technology acquired by Paralex pursuant to
                                 the ILEX License. See "Business of the Company
                                 Post Acquisition - Licenses and Collaborative
                                 Agreements - ILEX License" for details.

IND Investigational new drug application which must be submitted to the FDA and must become effective before human clinical trials commence.

ion channels                     Specialized pores in the membrane of cells
                                 which assist in controlling and transferring electrical impulses, called action potentials, in the cell.

ischemia Deficiency of oxygenated blood in a part of a body, usually due to functional constriction or actual obstruction of a blood vessel.

ischemic tissue                  Tissue where blood supply is inadequate for its
                                 requirements for oxygen, nutrients and removal of metabolic by-products.

JHU                              The Johns Hopkins University.

JHU License                      The License Agreement dated April 18, 2001
                                 between Paralex and JHU pursuant to which Paralex acquired certain intellectual property relating to the use of oxypurinol and other related compounds called xanthine oxidase inhibitors for the treatment of CHF and other cardiovascular disorders.

Marban Agreement                 The Consulting Agreement entered into in May
                                 2001 but dated as of January 1, 2002 between Paralex and Cardiosciences Consulting Inc.
                                 pursuant to which Paralex will acquire the services of Dr. Eduardo Marban.

Maximum Offering                 The maximum offering under this Prospectus of
                                 $24,126,000.

Minimum Offering                 The minimum offering under this Prospectus of
                                 $16,084,000.

myocardial                       Pertaining to the muscular tissue of the heart.

myocardial infarction            Death of part of the heart muscle that usually
                                 occurs in the region of the heart where blood flow has been stopped, commonly referred to as a heart attack.

NDA New Drug Application which must be submitted to the FDA and approved prior to commercial sale or shipment of a new drug.

Offering The distribution of the Cardiome Shares and Cardiome Warrants issued pursuant to this Prospectus;

Paralex                          Paralex, Inc.

Paralex Shareholders             Holders of Paralex Shares.

Paralex Shares                   Shares of common stock, par value U.S.$0.001,
                                 in the capital of Paralex.

Paramount                        Paramount Capital, Inc., an NASD (U.S. National
                                 Association of Securities Dealers) Member
                                 Broker Dealer.

PCT                              Patent Cooperation Treaty.

pharmacology                     The science that deals with the origin, nature,
                                 chemistry, effects, and uses of drugs.

Phase I clinical trials          The initial introduction of a product into
                                 human subjects. The compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics.

Phase II clinical trials         Involves studies in a limited patient
                                 population to: (i) determine the efficacy of the product for specific targeted indications;
                                 (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks.

Phase III clinical trials        Undertaken to further evaluate clinical
                                 efficacy of the product and to further test for its safety within an expanded population at geographically dispersed clinical study sites.

pre-clinical studies             Includes pharmacological and efficacy testing
                                 in animals, toxicology testing and formulation work based on in vitro results.

SCD                              Sudden cardiac death.

SEC                              United States Securities and Exchange
                                 Commission.

Share Consolidation              The consolidation of the issued and authorized
                                 share capital of Cardiome on a one new share for four old shares basis to be effected on or immediately after the Closing Date.

Sudden Cardiac Death             The term applied to those patients who, during
(or "SCD")                       the onset of a heart attack, abruptly die due
                                 to the sudden onset of ventricular
                                 fibrillation.

tachycardia                      Rapid beating of the heart, usually referring
                                 to a heart rate exceeding 100 beats per minute.

therapeutic index                Experimental index of the relative safety of a
                                 compound.

TPD The Canadian Therapeutic Products Directorate (Canadian enforcement of Food and Drug Act).

TSE                              The Toronto Stock Exchange Inc.

ventricles                       The lower chambers of the heart where the
                                 majority of the muscular pumping action of the heart takes place.

ventricular tachycardia          An arrhythmia originating in the ventricles of
                                 the heart where aberrant electrical activity is triggering the heart to beat much too frequently; this often prevents proper blood circulation, resulting in fainting and possibly death.

ventricular arrhythmia           Arrhythmia in the ventricles of the heart.

ventricular fibrillation         A form of ventricular arrhythmia most often
                                 associated with SCD where the associated electrical activity results in a complete cessation of the pumping of blood by the heart.

ventricular myocardium           Middle layer of heart wall composed of cardiac
                                 muscle.

xanthine oxidase                 An enzyme that degrades a particular mammalian
                                 protein, xanthine oxide, which is important to human heart function.

XO                               Xanthine oxidase.

XO Inhibitor                     Xanthine oxidase inhibitor.

                                        THE COMPANY

Company Overview

   Cardiome is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. Upon completion of the Acquisition, Cardiome will have drug discovery and development efforts targeting the treatment of cardiac arrhythmias through the use of atria-selective ion channel modulating drug candidates, and CHF, through the use of drugs known to inhibit the enzyme xanthine oxidase. Cardiome has focused its efforts on three projects designed to prevent or treat atrial and/or ventricular arrhythmia. The RSD1235 project focuses on an atrial antiarrhythmic agent that is suitable for intravenous administration in a hospital setting and may be developed for chronic oral therapy. This project is currently in a Phase II clinical trial using intravenous administration to convert new onset atrial fibrillation patients to normal heart rhythm. The second drug candidate is RSD1122, an orally-active agent to treat ventricular or atrial arrhythmia, that has been licensed to AstraZeneca in exchange for upfront, milestone and royalty payments. The Kv1.5 project is a discovery-stage project focused on discovering an agent that treats atrial arrhythmia by selectively blocking a specific ion channel found only in atrial cardiac tissue. With respect to CHF, Cardiome may develop oxypurinol to determine if it is a safe and effective therapy for the treatment of CHF. The Company plans to file an IND with the FDA to begin a Phase II clinical trial on the oral application of oxypurinol to CHF by the second half of 2002. Subject to the availability of funds, the Company plans to extend the Phase II clinical trial to include drug interaction as well as formulation development and toxicology testing and completion of a Phase I study on the intravenous application. In addition, the Company has an option until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).

General Development of the Business

   Since 1992, Cardiome has been involved in research and development of technology acquired from the University of British Columbia for antiarrhythmic uses. Until 2001, Cardiome was also developing this technology for local anaesthetic and other uses. In addition, Cardiome acquired technology from Drs. Macleod and Quastel of the University of British Columbia in 1997 and carried out research and development of compounds for the treatment of pain (until early
1999) and cough (until late 2000) and did some initial pre-clinical work on a compound for erectile dysfunction (until early 2000). In August 1999, Cardiome closed a $5,100,000 private placement and in April 2000, closed a $7,800,000 private placement to Canadian institutional investors. In October 2000, the Company entered into a license agreement with AstraZeneca for the development and marketing of RSD1122. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". In January 2001, the Company narrowed its focus to the cardiac area and has since allocated all of its resources to its three current arrhythmia projects. In July 2001, the Company completed a Phase I clinical trial for RSD1235 and has recently begun a Phase II trial of RSD1235. In October 2001, Cardiome closed a $1,100,000 private placement to existing investors.

Name and Incorporation

   The Company was incorporated under the BCCA on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, the Company changed the focus of its business from mining exploration to drug research and development and changed its name to Nortran Pharmaceuticals Inc. In June 2001, the Company changed its name to Cardiome Pharma Corp. to reflect the Company's strategic focus on discovering and developing cardiac drugs. The address of the head office of the Company is 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2, and the address of its registered office is 1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9.

                            ACQUISITION OF PARALEX

   In December 2001, the Company entered into an agreement to acquire all of the outstanding shares of Paralex. Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU and ILEX, certain intellectual property rights relating to the use of oxypurinol and other related compounds called XO Inhibitors, for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Upon completion of the Acquisition, the Company intends to pursue the development of oxypurinol for the treatment of CHF.

Reasons for the Acquisition

Additional Clinical Program and Clinical Development Strength

   The Acquisition provides Cardiome with an important new CHF cardiology program where Cardiome's current operational strengths in pre-clinical and clinical development can be applied. Through the Acquisition, Cardiome will acquire rights relating to oxypurinol, the XO Inhibitor molecule that Cardiome will seek to commercialize in cardiology indications. Oxypurinol is the key active metabolite of allopurinol and has been administered to many patients in a compassionate use program for gout. Cardiome also has an option until December 2002 to acquire the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).

   The Acquisition should add to the overall cardiovascular programs and strength of Cardiome. The consolidated company will have increased resources and technical challenge, which should allow Cardiome to attract key personnel in the cardiac field. This trend has already begun with the recently announced appointment of Dr. Richard Schwarz to Cardiome's management team and the conditional appointment of Dr. Eduardo Marbanto the Scientific Advisory Board following the closing of the Acquisition. Cardiome is developing a broad international network of cardiology researchers to provide clinical advice to the Company. These resources, augmented by new additions, will be directly applied to the acquired programs.

Expanded Potential Product Markets

   The Acquisition is financially attractive to Cardiome because it directly expands the Company's potential for generating cash flow from future revenues associated with product sales. The CHF program within Paralex is expected to generate cash flows if it meets its therapeutic objectives and is commercially viable. The current market for CHF drugs is large at 9,800,000 patients in the developed world and yet patient needs are poorly met. (Decision Resources, Inc.
- Congestive Heart Failure - September 2000). The optioned Paralex program for the treatment with oxypurinol of allopurinol intolerant gout patients serves a significantly smaller market. However, there is the potential for that program to yield revenues from a product approval earlier than the CHF project. See "Risk Factors".

Increased Program Diversification Reduces Risk

   There are many risks inherent in drug development, such as unforeseen safety and efficacy issues that may not appear until late in the drug development process. Additionally, there are competitive risks that may impact on the value of even the most successful drugs. Many investors are unable or unwilling to practically diversify risk within their portfolio, and seek investments in which risk is spread across multiple projects. The Acquisition enables Cardiome to spread investment risk across several projects, offering investors several opportunities to realize gain on their investment. Management believes this risk diversification will strengthen Cardiome's ability to attract capital in the future.

Acquired Oxypurinol Program Has an Established Safety Profile

   Oxypurinol is the active metabolite of allopurinol, a drug that has been used as the first line therapy in the treatment of gout. As such, millions of patients over the last 30 years have been exposed to oxypurinol, via allopurinol, providing for substantial safety data. Additional safety data has been provided recently with the use of oxypurinol in a Phase II clinical trial and compassionate use program in the United States for the treatment of gout in patients intolerant to allopurinol. Based on the safety profile, the Company believes that oxypurinol will satisfy the U.S. FDA clinical safety requirements for the treatment of CHF thereby allowing the Company to immediately commence a Phase II trial.

Increased Market Capitalization

   Capital investment is increasingly dominated by large pools of managed capital. As a practical matter, many of these investment funds cannot invest in companies with small market capitalizations, because such funds cannot obtain and trade a large enough part of the investee company to have significant impact on their often very large portfolios. The Acquisition may expand Cardiome's market capitalization significantly and may broaden the number of such funds that can invest in Cardiome.

U.S. Financial Visibility

   The Paralex Shareholders are largely based in the United States and have what the Company believes is a significant profile there. The Acquisition may, therefore, increase the Company's ability to attract U.S. investment capital in the future due to the increased awareness of Cardiome in U.S. financial markets. In addition, by acquiring a U.S. based company, Cardiome may have opportunities to develop other relationships, both financial and scientific, which can be useful in the future to develop acquired or existing programs, or to facilitate Cardiome's access to U.S. financial markets.

Relationship Value of the Transaction

   Upon closing of the Acquisition, Cardiome expects to add Dr. Eduardo Marb n to its Scientific Advisory Board. Dr. Marbanis a recognized expert in Cardiology and Cardiac Cell Function, is a Professor in each of Medicine, Physiology and Biomedical Engineering and is Vice Chairman of the Department of Medicine at JHU. Dr. Marbanis the lead inventor on the patent covering the acquired application of oxypurinol to CHF. Dr. Marbanis also the Editor-in-Chief of Circulation Research, a journal dedicated to advances in cardiovascular medicine.

The Acquisition Agreement

General

   Pursuant to the Acquisition Agreement among Cardiome, Cardiome, Inc., a wholly owned Delaware subsidiary of Cardiome formed for the purposes of this transaction ("Cardiome U.S."), and Paralex, Cardiome agreed to acquire all of the outstanding shares of Paralex by way of a merger of Cardiome U.S. into Paralex in accordance with the General Corporation Law of the State of Delaware. The following is a summary of the material terms of the Acquisition Agreement and related agreements.

Merger Provisions

   At the time the Acquisition is effected, currently expected to be on or before March 15, 2002 (the "Effective Time"), Cardiome U.S. will be merged into Paralex, the separate corporate existence of Cardiome U.S. will cease and Paralex will continue as the surviving corporation as a wholly-owned subsidiary of Cardiome. At the Effective Time, all of the issued and outstanding Paralex Shares immediately prior to the Effective Time, will be exchanged for a number of Cardiome Shares equal to 43,070,181 less the Share Adjustment. The Share Adjustment is the number of Cardiome Shares produced by the following formula:
(CP Cash plus Paralex Liabilities) divided by the Deemed Per Share Purchase Price. For purposes of this calculation, (i) "CP Cash" means the sum of the positive amount of cash and readily liquid assets (including marketable securities, money market accounts and similarly liquid assets) on Cardiome's balance sheet as at October 31, 2001 (CP Cash is $5,174,899); (ii) "Paralex Liabilities" means all liabilities of Paralex, of any nature expressed in Canadian dollars, reflected on the date within three days of the Effective Time. "Paralex Liabilities" does not include payments for which Paralex is liable with respect to Paralex intellectual property except for the initiation fee as it relates to the ILEX License (Paralex Liabilities is estimated at U.S.$450,000); and (iii) "Deemed Per Share Purchase Price" means $0.60. Cardiome estimates that this will result in approximately 33,300,000 Cardiome Shares being issued to the Paralex Shareholders at the Effective Time.

   The Acquisition Agreement is subject to both Paralex and Cardiome shareholder approval, regulatory and exchange approval as well as several other terms and conditions. The terms and conditions include, but are not limited to, the following: (i) arrangement of an offering of equity securities of Cardiome of not less than U.S.$10,000,000 ($16,084,000), on terms reasonably acceptable to Cardiome; (ii) Paralex shall have received an opinion of its counsel that the Acquisition shall qualify as a tax free reorganization under the Internal Revenue Code; (iii) approval of the merger by the TSE; (iv) execution of lock up agreements by Cardiome directors or officers prohibiting sale of their Cardiome Shares until the earlier of the effective date of the first registration statement filed pursuant to the Registration Rights Agreement to be entered into between the Paralex Shareholders and Cardiome in connection with the Acquisition, and the date that the Paralex Shareholders are entitled to publicly offer and sell their Cardiome Shares without limitation as to volume or manner in the United States or Canada; and (v) the statutory period under Delaware law shall have elapsed without Paralex Shareholders holding more than 3% of the outstanding Paralex Shares having exercised dissenter's rights.

   Under the Acquisition Agreement, Cardiome has agreed to use its reasonable best efforts to (i) have all Cardiome Shares listed on the NASDAQ National Market or SmallCap Market or the American Stock Exchange. Pursuant to the Registration Rights Agreement to be executed in connection with the Acquisition Agreement, Cardiome has agreed to register the shares issued pursuant to the Acquisition with the SEC upon the request of the holders of a majority of the Cardiome Shares issued in connection with the Merger.

   Pursuant to the Acquisition Agreement, the Board of Cardiome will be reconstituted to contain nine members, four of whom will be nominees of Cardiome, four of whom will be nominees of Paralex, and one of whom will be nominated by the other eight directors.

Termination

   The Acquisition Agreement may be terminated by Cardiome, and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by Cardiome Shareholders, if: (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Cardiome are not satisfied by the dates specified for satisfaction, if any; (ii) Paralex breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Cardiome; (iii) Paralex breaches certain exclusivity provisions contained in the Acquisition Agreement; or (iv) the Effective Time does not occur prior to March 15, 2002.

   The Acquisition Agreement may be terminated by Paralex and the Acquisition may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Paralex Shareholders, if: (i) any of the conditions precedent in the Acquisition Agreement for the benefit of Paralex are not satisfied by the dates specified for satisfaction, if any; ii) Cardiome breaches any of its representations, warranties, or covenants herein in any material respect and such breach remains uncured for a period of ten days after notice of such breach provided by Paralex; (iii) Cardiome breaches certain exclusivity provisions contained in the Acquisition Agreement, or (iv) the Effective Time does not occur prior to March 15, 2002.

Stock Exchange Listing

   The TSE has conditionally approved the listing of the Cardiome Shares to be issued to the Paralex Shareholders in exchange for the Paralex Shares. Listing is subject to the Company fulfilling all of the requirements of the TSE on or before May 14, 2002.

Introduction Fee

   Pursuant to an Introduction Agreement dated August 10, 2001 between
Cardiome and Paramount, the Company engaged Paramount as a non-exclusive introducing agent and consultant to seek potential financing opportunities, potential merger and acquisition candidates and possible strategic partners. This agreement expired on February 10, 2002. The Company paid a monthly retainer fee of U.S.$5,000 for each month of the term. The Company also agreed to issue, subject to regulatory approval, 750,000 retainer warrants which are exercisable at prices ranging from U.S.$0.60 to U.S.$2.00 for terms ranging from two to five years. The agreement also provided that the Company would pay Paramount a fee in the event that Paramount arranged a financing, a merger, an acquisition, a strategic alliance or a similar transaction during the term of the agreement or for a period of twelve months thereafter. The fee could be as much as 5% of the value of the transaction, calculated in accordance with the agreement. In respect of the Acquisition, Cardiome and Paramount have agreed that Cardiome will, concurrently with the Effective Time and subject to TSE approval, pay to Paramount an introduction fee of 1.5% of the aggregate consideration paid by Cardiome to acquire the Paralex Shares. Cardiome has calculated this fee to be approximately $300,000. Cardiome has the right to pay up to half this fee by way of issuance of Cardiome Shares, based on the closing price of the Cardiome Shares on the TSE at the Effective Time, which would result in the issuance of approximately 250,000 Cardiome Shares. Paramount will also receive a portion of the fees and Brokers' Warrants payable to the Agents in connection with the Offering. See "Plan of Distribution".

Cardiome and Paralex Shareholder Approval

   The Offering under this Prospectus is subject to, among other conditions, completion of the Acquisition. The Acquisition is subject to the approval of the Cardiome Shareholders and the Paralex Shareholders. The approval of the

Cardiome Shareholders was obtained on February 15, 2002 and the approval of the Paralex Shareholders was obtained on February 7, 2002. The Cardiome Shareholders also approved the Share Consolidation and the continuation of the Company under the CBCA.

Share Consolidation and Continuation

   Subject to regulatory approval, forthwith after completion of the Acquisition and the Offering, the Share Consolidation will be effected and the Company will continue under the CBCA.

                             BUSINESS OF PARALEX

Name and Incorporation

   Paralex was incorporated under the laws of the State of Delaware on January 26, 2001 under the name Paralex, Inc. The address of the head office of Paralex is 787 Seventh Avenue, New York, New York 10019 and the address of the registered office is 615 South DuPont Highway, Kent County, Dover, Delaware 19901. Paralex does not have any subsidiaries or proposed subsidiaries.

Company Overview

   Paralex is a private, New York based development-stage bio-pharmaceutical company that has licensed from JHU, certain intellectual property relating to the use of oxypurinol and other related compounds called XO Inhibitors, for the treatment of CHF, other cardiovascular disorders and neuromuscular disease. Paralex has also licensed from ILEX, rights to oxypurinol clinical data, the oxypurinol IND, drug supply and know-how (the "ILEX Technology") and an option until December 2002 to acquire the rights to certain clinical trial data ILEX has and may acquire in the future to evaluate the usage of oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout). Oxypurinol has been studied in humans and is utilized in a compassionate use program for patients who are allergic to allopurinol, a conventional treatment for gout. Both of these licenses may allow Paralex to potentially advance its XO Inhibitors for treatment of CHF directly into Phase II clinical development for CHF using oxypurinol, an agent that has extensive human clinical data for non-cardiovascular indications.

General Development of the Business

   Paralex was formed in early 2001 by its current directors and officers for the purpose of acquiring and developing intellectual property rights for the use of XO Inhibitors in cardiovascular and gout applications. Between January and May, 2001, Paralex issued 3,400,000 shares of Common Stock at U.S.$0.001 per share to certain shareholders for cash and 600,000 shares of Common Stock as a partial consideration for the JHU License. On April 18, 2001, Paralex entered into the JHU License pursuant to which Paralex acquired an exclusive worldwide license to develop, make, have made, use, and sell products in the field of therapeutic, diagnostic, and commercial uses of XO Inhibitors for cardiovascular and neuromuscular disease. Concurrently, Paralex entered into a consulting agreement with CardioSciences Consulting, Inc., a private company controlled by Dr. Eduardo Marb n, the inventor of the technology licensed from JHU. This agreement became effective on January 1, 2002.

   In June 2001, Paralex entered into a license agreement with ILEX, a publicly traded Delaware corporation (NASDAQ: ILXO), pursuant to which Paralex acquired a license to certain intellectual property rights to a Phase II/III compound, oxypurinol, for the treatment of gout. This agreement was replaced by an agreement dated December 19, 2001 pursuant to which Paralex acquired an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended, in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol, as well as an option to purchase certain clinical trial data in respect of oxypurinol.

   In December 2001, Paralex entered into the Acquisition Agreement.

   To date, Paralex has not conducted any significant operations, other than the acquisition of the technologies referred to above, and has not incurred any significant expenditures other than those relating to the acquisition of these technologies. Paralex has established a U.S.$490,000 loan with Bank of America, which has been used to finance Paralex's activities to date. This loan is evidenced by a Promissory Note dated January 30, 2002 issued by Paralex to Bank of America. This loan will be repaid by Cardiome upon completion of the Acquisition and the Offering. See "Use of Proceeds".
Products Under Development

Congestive Heart Failure

   Paralex's principal drug candidate is oxypurinol for the treatment of CHF. Oxypurinol has been used for many years in the treatment of gout by patients who are intolerant to allopurinol, a conventional treatment for gout. Based on work conducted at JHU by Dr. Eduardo Marb n, Paralex believes it has an opportunity to develop oxypurinol as a medication for CHF. See "Business of the Company
Post Acquisition - Congestive Heart Failure Project".

Hyperuricemia/Gout

   Pursuant to the ILEX License, Paralex has also obtained an option until December 2002 to acquire, for U.S.$250,000, the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout). Cardiome has not yet made a decision to exercise that option. See "Business of the Company Post Acquisition - Other Opportunities - Hyperuricemia/Gout".

Summary and Analysis of Financial Operations

   The following table sets forth selected financial data for Paralex which has been derived from the financial statements of Paralex prepared in accordance with U.S. GAAP which conform, in all material respects, to Canadian GAAP. This financial data should be read in conjunction with Paralex's financial statements and notes thereto and "Management's Discussion and Analysis" below.

    ========================================================================
                                                            Period Ended
                                                          November 30, 2001
                                                         in U.S. dollars (1)
    ------------------------------------------------------------------------
    OPERATING DATA
       Revenue                                                     Nil
    ------------------------------------------------------------------------
    Expenses
       General and administration expenses                          233,982
       Amortization                                                   6,452
    Total:                                                          240,434
    ------------------------------------------------------------------------
    Net Loss for the period                                         240,434
    ------------------------------------------------------------------------
    Basic and diluted loss per share                                  $0.06
    ------------------------------------------------------------------------
    Weighted average number of outstanding shares(1)              3,710,000
    ------------------------------------------------------------------------
    BALANCE SHEET DATA
    Assets
       Current assets                                            $   23,042
       Other assets                                                 354,148
    Total assets:                                                   377,190

    Long term liabilities                                           100,000
    Shareholders' equity
       Share capital                                                  4,000
       Deficit                                                     (240,434)
    Total shareholders' equity                                     (236,434)
    ========================================================================


(1)   From January 26, 2001 (date of incorporation) to November 30, 2001.

Management's Discussion and Analysis

Period from January 26, 2001 (date of incorporation) to November 30, 2001

   As Paralex was incorporated on January 26, 2001 with the current period being its first fiscal year, no comparison to the prior fiscal year can be made. Paralex incurred a net loss of U.S.$240,434 (U.S.$0.06 per share of Common Stock) for the period ended November 30, 2001. Paralex had no income or revenue during the period ended November 30, 2001. The net loss resulted from U.S.$233,982 of general and administration expenditures and U.S.$6,452 of amortization costs during the period. The general and administration expenditures were primarily related to business development and start-up costs.

Paralex is currently dependent upon the support of its principal shareholders to fund its operations.

Description of Share Capital

   The authorized share capital of Paralex consists of 20,000,000 shares of Common Stock, with U.S.$0.001 par value per share, of which there are 4,000,000 shares of Common Stock issued and outstanding, and 5,000,000 shares of Preferred Stock, of which none are issued and outstanding.

Principal Shareholders

   To the knowledge of the directors and senior officers of Paralex, the only persons or corporations that beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the voting shares of Paralex are as follows:

==================================================================================================================
                                  Name and                         Number of          Percentage of Paralex Shares
                         Municipality of Residence               Paralex Shares         Owned Before Acquisition
------------------------------------------------------------------------------------------------------------------
Lindsay Rosenwald 2000 Family Trusts and the Lindsay             1,260,750                          31.5%
Rosenwald 2000 Irrevocable Trust(1)
------------------------------------------------------------------------------------------------------------------
Dr. Eduardo Marban                                                 610,000                          15.25%
------------------------------------------------------------------------------------------------------------------
Fred Mermelstein                                                   479,000(2)                       11.35%
==================================================================================================================


(1) Shares are registered in the name of Jay Lobell, as trustee for these trusts. Mr. Rosenwald disclaims beneficial ownership of these shares.

(2) Includes 25,000 shares held by Dr. Mermelstein's daughter, for which Dr. Mermelstein disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

                   BUSINESS OF THE COMPANY POST ACQUISITION

   The Company is a drug discovery and development company currently focusing on drug development projects in the cardiac area. Three projects target cardiac arrhythmia and a fourth targets CHF.

Summary of Current Projects

   The following chart summarizes Cardiome's current projects, including the targeted clinical market and the stage of development.

=========================================================================================================================
Product Candidate        Therapeutic Focus              Stage of Development                          Partner
-------------------------------------------------------------------------------------------------------------------------
RSD1235             Atrial Arrhythmia                   Phase II clinical trial(1)                    Unpartnered(2)
-------------------------------------------------------------------------------------------------------------------------
RSD1122             Atrial and Ventricular Arrhythmia   Pre-clinical(3)                               AstraZeneca(4)
-------------------------------------------------------------------------------------------------------------------------
Kv1.5               Atrial Arrhythmia                   Pre-clinical(3)                               Unpartnered(2)
-------------------------------------------------------------------------------------------------------------------------
Oxypurinol Project  Congestive Heart Failure            Preparation for Phase II clinical trial       Unpartnered(2)
=========================================================================================================================

(1) Phase II clinical trials involve studies in a limited human population to determine the efficacy of the product for specific, targeted indications, determine optimal dosage and identify possible adverse effects and safety risks. See "Business of the Company Post Acquisition - Regulatory Environment". The Company commenced a Phase II clinical trial on the intravenous application of RSD1235 in December 2001. Results from the trial are expected by the second half of 2002. Subject to successful completion of this trial and the availability of sufficient financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235 by the second half of 2002.

(2) The Company is currently conducting its own research and development on these product candidates. The Company does not plan to develop an in-house marketing or manufacturing capability. As part of its business strategy, the Company will seek collaborative partners to spearhead late-stage development and marketing of these product candidates.

(3) "Pre-clinical" includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in-vitro results. After completing pre-clinical studies, the product must be taken through Phase I, II and III clinical trials before the Company (or its collaborative partner) can apply for regulatory approval to market the product. See "Business of the Company Post Acquisition - Regulatory Environment".

(4) AstraZeneca will carry out and fund all of the further research and development on this drug candidate. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - AstraZeneca License Agreement".

Antiarrhythmia Projects

Antiarrhythmia Overview

   The heart is made up of four chambers, two on the left side (from the heart owner's perspective) and two on the right. The right side of the heart stores (right atria) and pumps (right ventricle) de-oxygenated blood to the lungs where it exchanges carbon dioxide for oxygen and returns to the left side of the heart. There, oxygenated blood moves from the left atria to the left ventricle where it is pumped through the aorta and circulated into the body. The pumping of the heart depends on the organized contraction of the atria and ventricles, each controlled by electrical impulses. The flow of these electrical impulses from cell to cell depends on the cell membrane's selective permeability to sodium, potassium or calcium ions via ion channels. Arrhythmia results when cells lose the ability to correctly carry ions across the membranes causing a deviation from their normal sequence of initiation and conduction of electrical impulses.

   Fibrillation arrhythmia describes a type of arrhythmia in which the heart chambers, instead of alternately contracting, quiver continuously in a chaotic pattern. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the upper chambers of the heart and are less directly life-threatening but more widespread than ventricular arrhythmias. Atrial arrhythmias require medical management to prevent further structural damage to the heart and are increasing in number with the population ageing. Ventricular arrhythmias affect the lower chambers of the heart and have immediate life-threatening implications whenever they occur. The Company's antiarrhythmic projects address both types.

Ventricular Arrhythmia

   Ventricular tachycardia and ventricular fibrillation are two types of life-threatening cardiac arrhythmias. In humans, ventricular tachycardias are arrhythmia that originate in, and drive, the ventricles at rates above normal, and may be non-sustained, lasting a few seconds, or sustained, which may last for minutes or hours. During ventricular fibrillation the ventricles are unable to contract rhythmically and are unable to pump blood to the body. Ventricular tachycardia and fibrillation can reduce the heart's ability to maintain blood pressure; both conditions can cause Sudden Cardiac Death ("SCD").

   Ventricular arrhythmia is often caused by the occurrence of ischemia during a heart attack. Ischemia causes misfiring of ion channels which leads to the generation of aberrant electrical signals that interfere with the normal electrical signal that controls the operation of the heart. While ischemic tissue from a heart attack may only develop in a portion of the heart, the electrical effect can be profound in that the disruption of the electrical signal caused in this area may disrupt the electrical impulse for the entire heart. See Figure 1. Such a malfunction may result in SCD.





                [GRAPHIC OMITTED]                [GRAPHIC OMITTED]



                   Normal Heart                    Ischemic Heart


                                Figure 1.

  Normal electrical conduction in the heart vis- -vis conduction in ischemic tissue

   Most drugs currently used to prevent arrhythmia following myocardial infarctions have effects on the entire heart muscle, including both healthy and damaged tissue. Drugs that globally block ion channels in the heart have been associated with life-threatening side-effect arrhythmias, including one form called torsades de points, which is only found in conjunction with such ion-channel modulating drugs.

   In contrast to currently available antiarrhythmic drugs, some of Cardiome's antiarrhythmic drug candidates are designed to be active in the specific tissue that mediates cardiac arrhythmia, leaving the remaining cardiac tissue relatively unaffected. Instead of having activity throughout the heart, Cardiome's ventricular drug candidates (such as RSD1122) are designed to be activated by the conditions found in ischemic ventricular heart tissue, and preferentially block ion channels in such ischemic tissue. These compounds are designed to have much less activity in the healthy tissue and consequently should be safer than existing drugs. Cardiome's atrial arrhythmia drugs are similarly designed to be active in atrial tissue and relatively less active in normal ventricular tissue.

Atrial Fibrillation Antiarrhythmia

   Atrial fibrillation, the most common chronic arrhythmia, is a condition affecting the upper chambers of the heart. The condition is characterized by rapid, chaotic beating that is either temporary or permanent. This condition is common but, unlike ventricular arrhythmias, is not acutely life-threatening. The main danger from such arrhythmias is that they may cause stroke or if prolonged may lead to heart failure. Over 6,000,000 individuals in the developed world suffer occasionally or chronically from atrial arrhythmias.

   Current drugs used to treat atrial fibrillation suffer from the same issues that limit the usefulness of current ventricular antiarrhythmic drugs: limited efficacy combined with life-threatening side effects. Unlike current drugs used to treat atrial arrhythmia, Cardiome's drug candidates for atrial fibrillation selectively target those ion channels that are uniquely important for such atrial arrhythmias. Blockade of these channels with the Company's atrial fibrillation drug candidates has been shown in pre-clinical studies to effectively terminate atrial fibrillation. Pre-clinical studies show that Cardiome's clinical candidates appear to target these channels which mediate atrial arrhythmia without disrupting potassium channels that control normal functioning of the ventricular myocardium. Based on these results, the

Company's management expects that its clinical candidates will display a superior cardiovascular safety profile compared with other available and emerging therapies.

   The Company has successfully developed two antiarrhythmic clinical candidates, RSD1235 and RSD1122 and intends to expand its drug candidate pipeline through its Kv1.5 project.

Ion Channel Focus

   Cardiome's research and development strategy in the arrhythmia area is mainly based upon the utilization of its expertise in the field of ion channels. Cardiome focuses on the development of drugs that will modulate the activity of ion channels in a way that cures or ameliorates the impact of a particular cardiac pathology.

   Ion channels are cell membrane spanning proteins that permit the movement of selected ions through the channel when it is in an open state. The molecular structure of the ion channel protein determines whether the channel is in one of three states; rested (closed but able to be opened by a stimulus), activated
(open), or inactivated (closed and unable to be opened by a stimulus).

   Cardiome's cardiac arrhythmia drugs are developed to target these ion channels and modulate their activity by either blocking or controlling the flow of ions through these pores. See Figure 2.

                            Ion channel        Ion channel
                               Closed              Open


                    [GRAPHIC OMITTED]       [GRAPHIC OMITTED]





                                     Figure 2.
                     Voltage-gated ion channel showing structure

   The surface of each living cell is covered with a number of these molecular structures called "ion channels". More than 50 different ion channels have been identified in the scientific literature. These channels relate mainly to the flow of sodium, potassium, calcium, and chloride ions into and out of the body's various types of cells. The firing of these ion channels is a very basic part of all animal physiology, mediating all muscular activities and all neuronal activity. Currently, many important drugs mediate ion channel activity, either directly by blocking the firing of specific channels or indirectly by interacting with receptors or enzymes upstream of the ion channels. An example of an ion channel modulator used therapeutically is the commonly-used dental anesthetic, Lidocaine, which prevents pain by temporarily blocking the firing of sodium ion channels.

   In arrhythmia, ion channels in the heart open too frequently resulting in fibrillation. Cardiome's arrhythmia drug candidates (RSD1235, RSD1122 and Kv1.5) target abnormally active sodium and potassium ion channels in order to stop and prevent future occurrences of arrhythmia. Many of the currently approved ion channel drugs have a tendency to block these channels in both the atria and ventricles for too long a period of time. It is believed that blocking of ventricular ion channels can cause a second form of drug-induced arrhythmia that may result in Sudden Cardiac Death. Cardiome's drug candidates avoid the key ion channels of the healthy ventricles avoiding the negative side effect of depressing the electrical and mechanical activity of the heart thereby eliminating the serious side effects of drug-induced arrhythmia seen with currently used antiarrhythmic drugs.

RSD1235 Project

   RSD1235 was developed specifically to treat atrial arrhythmia. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling an arrhythmia condition. That safety and efficacy profile is believed to result from the drug's atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Clinical data suggests that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in hospital. RSD1235 is designed to have fewer side effects than currently utilized intravenous antiarrhythmic drugs. Recent pre-clinical studies have confirmed that RSD1235 also has significant oral bioavailability in animals. Cardiome completed its Phase I clinical trial of the intravenous application of RSD1235 in July 2001. The
Phase I clinical trial examined the safety and metabolism of RSD1235 in humans. The current Phase II efficacy trial on the intravenous application of RSD1235 is designed to prove the efficacy of RSD1235 and to define what dose should be used in the Phase III clinical trial. This Phase II trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is estimated to be $2,300,000. The Company has incurred $413,000 as at December 31, 2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of
Proceeds".

   The Company continues to evaluate several strategic options with respect to the further clinical development of RSD1235. It is expected that, subject to a successful Phase II clinical trial, the Company will announce its intentions for further development within the first half of 2003. If the Company has sufficient financial resources, the Company may initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence by the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated cost of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to the availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

RSD1122 Project

   RSD1122 is a mixed ion channel blocker, which was developed as an ischemia-selective ventricular antiarrhythmic drug, and has been shown to be a safe and effective antifibrillatory in animal studies modeling various arrhythmia conditions. Preclinical data suggests RSD1122 may be suitable for oral dosing, which may make it appropriate for daily long-term therapy in patients at risk of arrhythmia. Cardiome has licensed this project to AstraZeneca. See "Licenses and Collaborative Research Agreements - AstraZeneca License Agreement". AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. Further milestone payments will come due as the drug candidate moves through clinical trials. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia.

Kv1.5 Project

   The Kv1.5 Project is aimed exclusively at atrial arrhythmia. Recent research has shown that the Kv1.5 potassium channels are located in the atrial but not ventricular chambers of the heart. The Kv1.5 channel is known to be important to the early-repolarising currents that mediate atrial electrical activity. Because this channel is exclusive to the atria and important to atrial pacing, it may make an ideal target for an atrial arrhythmia drug. Cardiome is using cloned Kv1.5 potassium channels from human sourced tissue to design drugs to selectively block the Kv1.5 channel. The administration of such an atria-selective drug is expected to be safer than that of existing drugs for atrial arrhythmia, which produce unwanted action in the ventricles. Recent Cardiome data has confirmed the ability of these drugs to modify the electrical activity of human cardiac tissue studied in the laboratory. It is expected Cardiome will select a Kv1.5 clinical candidate in 2002.

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Congestive Heart Failure Project

CHF Overview

   CHF is the failure of the heart to pump blood at a rate sufficient for the metabolizing tissue. During CHF, the cardiac output decreases resulting in, among other things, an increase in venous fluid volume. It is characterized by fatigue, shortness of breath and fluid retention. It generally occurs when the left ventricle pumping capability begins to fail. Fluid begins to pool in the lungs leading to congestion which, in turn, causes breathing difficulty and swelling in the lungs. When the right ventricle is directly affected, blood begins to collect in the body's extremities resulting in swelling. In most cases, CHF is a progressive condition. The ventricular muscle over-stretches resulting in continued reduction in cardiac output, further exacerbating the condition. Current methods of treating heart failure involve one or a combination of decreasing blood pressure, removing water from the body and increasing the force of heart contraction.

   A number of medicines are used to increase the contraction of the heart. Unfortunately, most of these medicines are "contractility agents"; that is, they increase the contraction of the heart while simultaneously accelerating the heart's consumption of oxygen. This increased oxygen consumption can be a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, current medicines that increase cardiac contractility, primarily inotropes such as dobutamine and dopamine, may actually decrease life expectancy (Decision Resources Inc. - Congestive Heart Failure - September
2000).

   At JHU, Dr. Eduardo Marb n's research has demonstrated that the class of agents known as XO Inhibitors (which includes oxypurinol) has the ability to increase the contraction strength of the heart in patients with CHF without increasing the oxygen consumed by the heart to the extent caused by other medicines. In studies conducted at JHU, Dr. Marbanhas shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such XO Inhibitors may offer the possibility of a new mode of therapy for patients with CHF. The intellectual property encompassing Dr. Marb n's research, acquired by Paralex pursuant to the JHU License, relates not only to oxypurinol but also to any XO Inhibitor used in the treatment of CHF or other cardiovascular disorders. Cardiome believes that XO Inhibitors, including oxypurinol, have significant potential in the treatment of CHF.

Oxypurinol CHF Project

   The Company believes that the FDA will approve oxypurinol for advancement into a Phase II clinical trial for the treatment of CHF because there are extensive data supporting its safety profile. These data are comprised of: i) a 72-patient U.S. clinical trial in allopurinol intolerant gout patients; ii) a 340-patient CUP in allopurinol intolerant gout patients; iii) several clinician-sponsored clinical trials of allopurinol applied to various cardiovascular diseases and conditions; iv) a 99-patient safety and pharmacokinetic study in hyperuricemia patients in comparison to allopurinol; and v) three decades of chronic use of allopurinol in millions of patients suffering from gout.

   ILEX has undertaken clinical development of oxypurinol in gout patients who are intolerant of allopurinol. These patients have no other treatment option for the hyperuricemia that underlies their gout symptoms. In the clinical study, it was found that 70% of the allopurinol intolerant gout patients who received oxypurinol had no dose-limiting side effects and appeared to receive benefit (lower uric acid levels) from their use of the drug.

   A compassionate-use program has been underway applying oxypurinol to allopurinol intolerant gout patients for more than 10 years. More than 340 patients have been chronically treated. The program has shown that more than 70% of allopurinol intolerant patients respond well to oxypurinol.

   Several small-scale clinician-sponsored prospective clinical trials have been carried out over the years applying allopurinol to various cardiovascular diseases and conditions, including CHF (Cappola et al, Circulation, 2001-104-3407-2411). No significant dose-limiting toxicities were reported in these trials, most of which were of short duration. Since oxypurinol is the primary metabolite of allopurinol, and is believed to be responsible for much of its biological activity on the xanthine oxidase pathway, this data adds strength to the assertion that oxypurinol is appropriate for immediate testing in patients with CHF.

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Page 26

   Finally, the chronic use of allopurinol as a routine treatment for gout for several decades in millions of patients speaks strongly to the safety of oxypurinol in chronic use. Since allopurinol largely metabolizes to oxypurinol, and since oxypurinol has a half-life (17 hours) approximately fivefold longer than allopurinol (three hours), it is reasonable to conclude that oxypurinol accounts for much of the biological activity of allopurinol and, therefore, has a similar safety profile.

   A recently-published retrospective cohort study (Struthers et al, Heart, 2002; 87: 229-234) explores the impact of allopurinol on CHF in hyperuricemic patients. The study suggests that CHF patients who are hyperuricemic have higher morbidity and mortality than non-hyperuricemic patients, and that both parameters are partially ameliorated by high-dose allopurinol.

   Taken together, Cardiome believes that the aforementioned evidence will provide a strong case for taking oxypurinol forward into Phase II clinical testing in CHF patients.

Other Opportunities

Hyperuricemia (Gout)

   Pursuant to the ILEX License, Paralex has also obtained an option, until December 2002, to acquire for U.S.$250,000 the rights to clinical trial data for oxypurinol in the treatment of allopurinol intolerant hyperuricemia (gout).
ILEX is currently testing oxypurinol in a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic hyperuricemia
(gout) who are intolerant to allopurinol. Cardiome has not yet made a decision to exercise that option. No value has been attributed to this option in Cardiome's evaluation of the Paralex acquisition.

Stated Business Objectives

   The Company expects to use the Minimum Funds Available or Maximum Funds Available to accomplish the following business objectives over the next 24 months:

(1) further advance both of its clinical drug candidates, RSD1235 and the recently acquired oxypurinol (for use in CHF), through clinical trials in order to proceed towards commercialization;

(2) advance Paralex's drug candidate, oxypurinol on CHF, to Phase II clinical trials, and eventually a Phase I safety study, in order to proceed toward commercialization;

(3) maintain the AstraZeneca License Agreement for the development of an RSD1122 product candidate;

(4) identify and pursue a product candidate to initiate the development of Kv1.5;

(5) maintain and expand its patent portfolio in order to protect the Company's proprietary work on research and development of compounds; and

(6) continue to develop a pipeline of pre-clinical and clinical drugs through discovery, partnerships or acquisition.

Milestones

   The following are the targeted milestones relating to the Company's stated business objectives shown above:

Advancement of RSD1235

   The Company plans to complete a Phase II clinical trial on the intravenous application of RSD1235 to demonstrate the drug's efficacy and safety in humans. This Phase II efficacy trial on the intravenous application of RSD1235 is designed to confirm the ability of the drug to convert recent onset atrial fibrillation. This trial was initiated in December 2001 and clinical results are anticipated in the second half of 2002. The total cost of the Phase II trial is

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estimated at $2,300,000. The Company has incurred $413,000 as at December 31,
2001, and the remaining estimated cost of $1,887,000 will be financed from Minimum Funds Available. See "Use of Proceeds".

   Subject to availability of financial resources, the Company plans to initiate a Phase I clinical trial on the oral application of RSD1235. This Phase I trial is anticipated to commence in the second half of 2002 at an estimated cost of $800,000. The Company plans to manufacture additional RSD1235 drug supplies with Minimum Funds Available, at an estimated cost of $400,000 to provide for additional formulation development and stability testing. This spending may be increased to $1,200,000, subject to availability of additional financial resources to provide for GMP quantities of RSD1235 drug supply for Phase I oral clinical development and further intravenous clinical development. See "Use of Proceeds".

Advancement of Oxypurinol

   With the established safety record of oxypurinol, the Company anticipates beginning a Phase II clinical trial on the oral application by the second half of 2002. This clinical trial is expected to cost approximately $4,000,000 and is expected to be completed by the end of 2003. If sufficient funds are available, the Company plans to proceed with a drug interaction study on the Phase II oral application, anticipated to cost approximately $2,000,000. If the Company raises sufficient funds, it plans to also begin formulation development and toxicology testing on the intravenous application of oxypurinol to acute CHF in the second half of 2002 with a Phase I safety study in the first half of 2003. The estimated cost of the formulation, toxicology and safety study is estimated at approximately $1,700,000 with results expected by the end of 2003.

RSD1122 Project

   The Company anticipates that AstraZeneca will choose to proceed to the clinical development of RSD1122 thereby triggering a milestone payment. Additional milestone payments will be triggered upon commencement of a Phase I trial. As the project is licensed to AstraZeneca, the Company is not directly involved in the pace of development of the project and can therefore not make assurances on the timing or commencement of clinical development.

Kv1.5 Project

   The Company anticipates identifying a clinical candidate for the Kv1.5 program in 2002. This project will be funded from the Company's working capital. See "Use of Proceeds".

Patent Portfolio

   The Company plans to prepare and file required provisional patent applications, non-provisional patent applications and patents on a regional and global basis to protect current research and development work. The Company also plans to maintain current patent applications and patents on a regional and global basis. The estimated cost of patent applications, maintenance and prosecution over the next two years is $550,000.

Other Milestones

   The Company plans to continue to develop a pipeline of pre-clinical and clinical drugs through its internal discovery research, partnerships or acquisition.

Business Strategy

   Cardiome's business strategy is based around several important principles that guide the Company's activities.

Core Expertise

   Cardiome focuses on drugs that treat cardiac diseases and conditions. By focusing its efforts in this way, Cardiome has been able to assemble teams of employees and external advisors with strong knowledge and understanding of

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Page 28

cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

Discovery and Development

   Cardiome undertakes both discovery and development activities in order to create novel drug candidates and to then demonstrate their applicability in human patients. This mixture of efforts supports partnership activities and enables Cardiome to pursue internally generated discovery projects, acquire projects that dovetail with the cardiac focus as well as in-licensed later-stage projects.

Multiple Projects

   A central principle of Cardiome's business strategy is to minimize the risk inherent in early stage drug discovery. See "Risk Factors". Cardiome emphasizes a portfolio approach to risk diversification as the Company has drug candidates: i) within multiple independent cardiac projects (currently arrhythmia and CHF); ii) at various stages of development (pre-Clinical to Phase
II); and iii) within their clinical projects that have two potential methods of dosage (intravenous for acute therapy and oral for chronic therapy).

External Resources

   Cardiome operates as a "semi-virtual" research organization, intending to reduce internal operating expenses to allow Cardiome flexibility as well as maintain a low level of operating losses. The Company maintains a small, core team of scientists and staff with the necessary skill base, and contracts out the specialized work required for its projects, such as preclinical toxicology services and contract manufacturing.

Collaboration Strategy

   Cardiome's core of expertise lies in the ability of its personnel to research and develop potential drug candidates into the clinical development stage. As part of its business strategy, Cardiome may seek collaborative partners with experience in the late-stage development and marketing of drugs in the relevant therapeutic areas. The intention is to select partners with both the human and financial resources to spearhead the late-stage clinical development of the Company's product candidates based on requirements by the FDA in the United States, the Canadian Therapeutic Products Directorate ("TPD") in Canada as well as other drug regulatory agencies in other countries.

The Company presently has no plans for developing an in-house marketing or manufacturing capability.

Potential Markets

   Cardiome focuses on developing proprietary drugs to treat or prevent cardiac diseases. Cardiome's projects are in relatively early stages of development. Products that may result from the Company's research and development projects are not expected to be commercially available for a number of years, if at all. See "Risk Factors". The Company has no developed or approved products. Therefore, any discussion of a market for Cardiome's products is of a very preliminary nature.

   The broad category of cardiovascular disease ("CVD") includes congestive heart failure, stroke, coronary heart disease, arrhythmias and more. The market for CVD represents the largest drug market based on total worldwide sales of approximately U.S.$64 billion in 1998 (Birch, The Cardiovascular Outlook, 1998-2010). As the general population ages, the incidence of CVD will increase significantly. There will be an estimated 50% increase in the number of Canadians diagnosed with heart disease and stroke over the next 25 years (Heart & Stroke Foundation of Canada, October 30, 2000 News Release). This demand will far surpass existing health care resources and facilities.

   The next decade will be the critical time frame in which to anticipate and manage the impact of CVD on health care systems. In this endeavor, doctors are expected to look to pharmaceutical companies for therapies and treatments.

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Antiarrhythmic Drug Market

   The current antiarrhythmic drug market includes several drugs to treat the various types of arrhythmia. Although the number of antiarrhythmic drugs has grown in the past few decades, they have very undesirable characteristics. The older Class I drugs carry the risk of increased mortality and the more potent Class III drugs such as amiodarone can be toxic to the lungs and other organs. Prescribing patterns are currently dominated by drugs to treat one type of arrhythmia, atrial fibrillation. The worldwide market for all prescribed drugs to manage arrhythmias, excluding anticoagulants, totaled U.S.$1.4 billion in 1999, with pharmaceuticals to treat atrial fibrillation arrhythmias representing approximately U.S.$1.1 billion of that total. Approximately U.S.$800 million of the U.S.$1.1 billion was in the United States alone. (Decision Resources, Pharmacor Study, 2000).

   With respect to ventricular arrhythmia, it is estimated that 295,000 people die in the United States annually from Sudden Cardiac Death due to the condition. Cost estimates for pharmaceuticals to treat ventricular arrhythmia approach U.S.$350 million worldwide, approximately U.S.$160 million of that is attributable to the U.S. alone. (Decision Resources, Pharmacor Study, 2000).

   While antiarrhythmic drug sales are already substantial, there still remains a major unmet market need for safe antiarrhythmics. As indicated above, current drugs for treating arrhythmia have serious side effects that limit their use. In fact, a study (The CAST Study: Cardiac Arrhythmia Suppression Trial, 1991) indicates that one of the commonly prescribed antiarrhythmics actually increases mortality rates in patient groups to which it is administered. Other studies, SWORD and meta analysis for example, have shown other drugs to be pro-arrhythmic.

   Ageing populations in major markets worldwide, and the increasing pharmacotherapy needs that will accompany them, will contribute to growth significantly beyond levels indicated above. One forecast for the next five to ten years is an annual growth rate in total pharmaceutical sales in the four percent range (Decision Resources, Pharmacor Study, 2000). The key driver for sales is not, however, the annual growth of the market but its absolute size. Given the serious side effects of antiarrhythmic drugs currently on the market, a product that is both safe and effective would provide for significant market penetration into what is one of the largest pharmaceutical target markets known today.

Congestive Heart Failure Market

   CHF is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. Approximately 4,700,000 persons in the United States suffer from CHF, while the developed world total is estimated at approximately 10,000,000. The American Heart Association reported that the number of hospital discharges in the United States rose from 377,000 in 1979 to 874,000 in 1994 with an associated direct and indirect cost of U.S.$18.8 billion in 1997. The incidence of newly diagnosed CHF cases exceeds 3,600,000 each year. It is the number one cause of hospitalization in the United States in patients over 65 years of age. The prognosis for CHF in terms of mortality is poor and the disease is now characterized in the United States as "epidemic". The mortality rate is comparable to the worst forms of cancer - experts indicate that 20% of patients die within three months and almost 33% of patients die within one year with a 70% mortality by year five. The current cost of pharmaceuticals to treat CHF is in excess of U.S.$1.5 billion worldwide, just under U.S.$1 billion of that cost is in the United States alone (all: Decision Resources, Pharmacor Study, 2000 excepting the AHA reference).

   CHF sales will be driven by two factors: introduction of new, more effective drug compounds and the ageing population. One forecast expects major market sales of CHF drugs will increase 4% per annum over the next four years, accelerating to 9% per annum over the ensuing five years. Within two years, the major market sales for CHF drugs is forecast to be U.S.$1.9 billion, rising to U.S.$2.9 billion within 7 years (Decision Resources, Pharmacor Study, 2000).

Competition

   The pharmaceutical and related biotechnology industries are characterized by extensive research efforts, rapid technology change and intense competition. See "Risk Factors - Substantial Competition". Competition in the biopharmaceutical industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the United States and other jurisdictions of commercial

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Page 30

interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing and marketing.

Antiarrhythmia Drug Market

   The Company is aware of a number of companies engaged in the development of drugs in the cardiac arrhythmia therapeutic area. Additionally, there are a significant number of other pharmaceutical and biotechnology companies developing and/or marketing ion channel focused therapeutics. Some of these companies have substantially more financial and technical resources, more extensive research and development capabilities, products at a later stage of development, and greater marketing, distribution, production and human resources than the Company.

   However, there are many serious cardiovascular diseases for which existing therapies are inadequate. One of the key inadequacies of many drugs is safety. Cardiome seeks to develop atria-selective ion channel-modulating drugs to overcome this inadequacy as it has found that these drugs are safer than existing therapies in initial animal studies. Cardiome's competitive advantage lies in its experience in the fields of ion channels, pathology of arrhythmias, toxicology and pharmacology and its ability to develop relevant in vitro and in vivo models for specific pathologies.

   There is extensive competition within the areas of antiarrhythmic drugs from existing therapies and therapies under development. In 1999, worldwide sales of pharmaceuticals to treat atrial arrhythmias were approximately U.S.$1.1 billion. The largest class in antiarrhythmic drug sales are Class I drugs (1999 sales of U.S.$303 million) which block sodium channels in cardiac cells. Class I drug examples are Rhythmol, Tambocor and Quinaglute. Class II drugs (U.S.$133 million) consist of beta blockers such as Inderol. Class III drugs (U.S.$281 million) are potassium-channel blockers such as Cordarone and Betapace. Class
IV drugs (U.S.$255 million) are calcium-channel blockers such as Cardizem. (Decision Resources, Inc. - Pharmacor Study, 2000).

Congestive Heart Failure Market

   The Company believes that oxypurinol, as a treatment for CHF, will be the first drug of its kind in connection with the treatment of CHF. To date, digoxin is the only known approved drug able to increase myocardial contractility with minimal increases in cardiac oxygen demand. Given that digoxin has a limited therapeutic index, it must be closely monitored with regular blood tests to avert the possibility of side effects that may include cardiac arrhythmia, which is often fatal. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but also have narrow therapeutic indices, thus minimizing their utility in the treatment of CHF.

   The current standard of care for CHF consists primarily of diuretics, digoxin, ACE-inhibitors and in some cases, a beta blocker. However, treatment options for this complicated disease may employ various combinations of the following:

1. Diuretics such as furosemide and spironolactone that remove excess fluid and decrease the workload of the heart and improve symptoms and survival.

2. Cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalizations.

3. Vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival.

4. Alpha and beta adrenergic blockers, like doxazosin and carvedilol, reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival.

5. Inotropic agents like dopamine and dobutamine are used in very severe cases to increase the contractility of the heart and improve its output.

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Patents and Proprietary Protection

   Cardiome considers its patent portfolio as one of the key value contributors to its business; therefore, the Company devotes a substantial amount of resources each year to maintaining and augmenting its patent portfolio. The Company plans to spend $550,000 on its patent portfolio over the next two years. See "Use of Proceeds". The Company's patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions. Accordingly, for novel compounds, claims for the compound, composition and use will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. The Company plans to protect its technology, inventions and improvements to its inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.

   In addition to its patents, Cardiome also relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. It is Cardiome's policy to require its directors, employees, consultants, members of its scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with the Company. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for the Company utilizing property of Cardiome or relating to the Company's business and conceived of or completed by the individual during employment are the exclusive property of the Company to the extent permitted by law.

   As of January 31, 2002, the Company holds, not including Paralex's patents, rights to 118 patents and patent applications in the United States and other jurisdictions in respect of certain core technologies utilized by the Company. To date, 17 patents have been issued in the United States and other jurisdictions. Given that the patent applications for these technologies involve complex legal, scientific and factual questions, there can be no assurance that patent applications relating to technology used by the Company will result in patents being issued or that, if issued, the patents will provide a competitive advantage or will afford protection against competitors with similar technology, or will not be challenged successfully or circumvented by competitors.

   The Company is required to pay milestone payments and royalties for the 17 patents or patent applications licensed from, or for which Cardiome has been granted commercial rights by, the University of British Columbia. Of these, two U.S. patents have been licensed under the UBC License Agreement described below under "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements - UBC License Agreement and UBC Research Agreement". The Company has no royalty obligations associated with any of the remaining of 101 patents or patent applications in its portfolio.

Patent Status of Oxypurinol Applied to CHF

   The application of oxypurinol to CHF is protected by the use patent filed by JHU on the application of XO Inhibitors as calcium ion sensitizers in the treatment of cardiovascular disease. The specific method of action of xanthine oxidase inhibitors in treating cardiovascular disease has not yet been definitively identified. Several studies have suggested that scavenging of oxygen radicals may contribute to the cardiovascular activities of xanthine oxidase inhibitors. The JHU patent (U.S. Patent No. 6,191,136B1), invented by Dr. Eduardo Marbanof JHU, was issued in the United States on February 20, 2001. The patent provides broad protection against clinical development of any other XO Inhibitor as a treatment for cardiovascular disease. The Company intends to further strengthen its proprietary position around this project by acquiring or filing additional patents and patent applications.

Regulatory Environment

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation for safety and efficacy. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production. In the United States, these activities are subject to rigorous regulation by the FDA and in Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the TPD.

   The success of the Company is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on its ability to comply with worldwide regulations governing the manufacturing, quality control,

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pre-clinical evaluation, and clinical testing of investigational new drugs.
Depending upon the circumstances surrounding the clinical evaluation of a product, the Company may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow the Company to make cost effective developmental decisions in a timely fashion. See "Business of the Company Post Acquisition - Business Strategy - Collaboration Strategy" and "Risk Factors".

The principal activities that must be completed after initial research and before obtaining approval for marketing in Canada and the United States are as follows:

1. pre-clinical studies, being laboratory and animal toxicology tests performed to assess the safety and potential efficacy of the product;

2. submission of an investigational new drug ("IND") application, which must become effective before human clinical trials commence;

3. Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

4. Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine optimal dosage; and (iii) identify possible adverse effects and safety risks;

5. Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites;

6. the submission of a NDA to the government authorities in the United States, or a new drug submission ("NDS") in Canada; and

7. FDA approval of an NDA and TPD approval of an NDS prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.

   Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.

   An IND must be filed and accepted by the TPD or FDA, as applicable, before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the TPD or FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

   Upon completion of all clinical studies the results are submitted to the TPD as part of a Canadian NDS or to the FDA as part of a Product License Application or NDA to obtain approval to commence marketing the product. In addition, an establishment license application must be filed and approved by the FDA or TPD for the production of a product and test sites must demonstrate that Good Laboratory Practices and Good Clinical Practices have been maintained during pre-clinical and clinical evaluation. The Company may partner later stage development of its drug candidates with companies that have experience in manufacturing in accordance with Good Laboratory Practices and Good Clinical Practices.

   Even after marketing approval for a drug has been obtained, further studies may be required (sometimes called Phase IV studies). Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.

   The research and development, manufacture and marketing of pharmaceutical products are subject to regulation in the United States by the FDA, in Canada by the TPD and by comparable authorities in other foreign countries. These national agencies and other federal, state, provincial and local entities will regulate the testing, manufacture, safety and promotion of any products that may be developed.

Licenses and Collaborative Research Agreements

   Cardiome and Paralex are parties to the following Licenses and Collaborative Research Agreements:

AstraZeneca License Agreement

   Cardiome entered into a license agreement dated October 16, 2000 with AstraZeneca for the worldwide development and commercialization of RSD1122, an antiarrhythmic compound developed by the Company. AstraZeneca is currently conducting additional pre-clinical studies on two enantiomers of RSD1122. The Company expects that, subject to successful results from these preclinical studies, AstraZeneca will make a decision whether to proceed to clinical development of RSD1122 by the end of 2002 triggering a milestone payment to Cardiome. If AstraZeneca chooses to proceed to clinical development, the Company believes that AstraZeneca will commence the Phase I clinical study for RSD1122 in the first half of 2003 triggering an additional milestone payment from AstraZeneca. Pursuant to those milestone payments, Cardiome would receive up to U.S.$2,500,000 prior to the commencement of clinical trials of RSD1122, including the U.S.$1,000,000 that was collected in fiscal 2000. AstraZeneca has indicated that it may initially develop the drug as a treatment for atrial arrhythmia. Cardiome could be entitled to additional payments totalling U.S.$20,000,000 (if certain specified milestones relating to clinical trials and regulatory approvals are achieved and if NDA approval is received for an additional indication), as well as royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

UBC License Agreement and UBC Research Agreement

   By agreement dated February 12, 1992, the Company acquired an option from the University of British Columbia ("UBC") to license the inventions which underlie some of the Company's novel antiarrhythmic compounds. These compounds form the basis of part of the Company's research and development efforts, being certain technology relating to aminocyclohexylamides for antiarrhythmic and local anaesthetic uses (the "Technology"). On March 29, 1996, the Company entered into a formal license agreement with UBC (the "UBC License Agreement") whereby UBC granted the Company, in consideration for the sum of $20,000 (paid) and the issuance of 100,000 Cardiome Shares (issued), an exclusive, world-wide license to use and, subject to the consent of UBC, sublicense the Technology, and any improvements thereto, for antiarrhythmic and local anaesthetic uses, and to manufacture, distribute and sell products derived therefrom to the general public during the term of the UBC License Agreement. The UBC License Agreement will terminate upon the expiration of the last patent obtained under it.

   Under the terms of the UBC License Agreement, the Company has agreed to issue to UBC a further 100,000 Cardiome Shares within 30 days of the commencement of Phase III clinical trials and an additional 100,000 Cardiome Shares within 30 days of receipt of notice of new drug approval for the first drug covered by a patent of the Technology. The Company is also required to pay to UBC quarterly royalties from manufacturing revenues ranging from 1.5% for products developed from improvements to the Technology made by the Company to 3.5% for products developed from the Technology or improvements to the Technology made by UBC or UBC and the Company together, and further royalties from sublicensing revenues, subject to minimum annual royalties of $10,000 in the first two years of commercial sale and $50,000 thereafter. In addition, the Company will pay all costs associated with patent applications.

   The Company is required to pay UBC a $75,000 grant in each of the first five years of the UBC License Agreement (as at November 30, 2001, all fully paid), to be used at UBC's discretion to fund basic scientific research related to some aspects of the Technology to be undertaken by UBC in the laboratory of Dr. Michael Walker or his successor. The Company does not have any rights in any intellectual property arising from such research.

   In addition, the Company and UBC have entered into a five year research agreement (the "UBC Research Agreement") dated March 1, 1997, under which the Company is required to fund a specific and mutually agreed upon research project with respect to the Technology by paying to UBC a further $75,000 plus a further sum equal to 38% of overhead costs associated with the project, estimated at $28,500, in each of the first five years of the UBC Research Agreement (as at November 30, 2001, all fully paid). Under the UBC Research Agreement, the Company has an option to license, on an exclusive worldwide basis, any intellectual property arising from the work at UBC under the UBC Research Agreement.

   The UBC License Agreement and the UBC Research Agreement constituted arm's length transactions. The consideration payable under both agreements was determined through negotiations between the Company and UBC.

JHU License

   Pursuant to an agreement dated April 18, 2001, as amended by agreement dated October 18, 2001 between Paralex and JHU (the "JHU License"), Paralex has obtained the exclusive worldwide rights to U.S. patent application Serial No. 09/186,755 (which subsequently matured into U.S. Patent No. 6,191,136 B1) and PCT application PCT US98/23878, each filed on November 5, 1998 and EPO application filed August 2, 2000 all of which were assigned to JHU and entitled "Methods for Treatment of Disorders of Cardiac Contractility" (the "Patent Rights"). The Patent Rights relate to the therapeutic, diagnostic and commercial use of XO Inhibitors for cardiovascular and neuromuscular disease (the "Licensed Field"). Paralex also obtained the exclusive option to any and all technologies developed by JHU in the Licensed Field of which Eduardo Marb n, M.D. is the inventor.

   In consideration for the JHU License, Paralex has paid JHU an initial license fee of U.S.$50,000. In addition, Paralex is obligated to pay a royalty to JHU on net sales of any product developed by Paralex with the Patent Rights. If a product developed by Paralex contains both the Patent Rights and other active ingredients, the royalty rate may be reduced, subject to a minimum royalty rate. Paralex's royalty payment obligation will terminate upon expiration of the Patent Rights. Further, the annual royalties are subject to certain annual minimum royalties which increase annually for the first six years that such royalties are payable.

   As additional consideration, for the JHU License, Paralex issued (i) 390,000 shares of Common Stock to JHU and (ii) 210,000 shares of Common Stock to Dr. Marbanfor a purchase price of $0.001 per share. The holders of such shares of Common Stock are also entitled to piggyback registration and information rights. Paralex must reimburse JHU up to U.S.$67,500 for all costs associated with the preparation, filing, maintenance and prosecution of the Patent Rights and certain legal fees.

ILEX License

   Pursuant to a license agreement dated December 19, 2001 (the "ILEX
License") between Paralex and ILEX Oncology, Inc. ("ILEX"), ILEX granted Paralex an exclusive worldwide sublicense to all of ILEX's rights under a license agreement dated March 31, 1995, between ILEX on the one hand, and Burroughs Wellcome Co. and The Wellcome Foundation, Ltd. (collectively "BW") on the other, as amended (the "Original License Agreement"), in the field of the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. Under the Original License Agreement, BW had granted an exclusive license to ILEX in BW's know-how regarding, among other things, the manufacture and use of oxypurinol in that field. Under the ILEX License, ILEX also granted Paralex an exclusive worldwide license, in that field, in ILEX's know-how concerning manufacture and certain uses of oxypurinol and in ILEX's oxypurinol IND, to make, have made, use, offer to sell and sell products comprising or containing oxypurinol, including an exclusive license in the ILEX trademark "OXYPRIM" for use in connection with sales efforts concerning relevant products. ILEX further granted Paralex an option until December 2002 to purchase for U.S.$250,000 certain clinical trial data ILEX has and may acquire in the future, to evaluate the usage of oxypurinol in hyperuricemic patients intolerant to allopurinol. Paralex also obtained the right to grant sublicenses in the above, subject to ILEX approval.

   Under the ILEX License, Paralex agreed to pay ILEX upon execution, an initial fee of U.S.$250,000 (which has been paid by Paralex). Paralex also agreed to pay BW a U.S.$200,000 milestone payment (upon FDA approval of an NDA incorporating oxypurinol) and royalties based on net sales of relevant products (subject to certain conditions), all as would otherwise be required of ILEX under the Original License Agreement. In addition, Paralex agreed to perform ILEX's obligations under the Original License Agreement concerning a compassionate use program regarding relevant products. Further, Paralex agreed to pay certain milestone payments to ILEX tied to the regulatory approval process. Paralex also agreed to pay royalties to ILEX based on net sales of relevant products, subject to certain conditions. Finally, Paralex agreed to reimburse ILEX for certain expenses, and to purchase certain supplies from ILEX.

   The terms of the ILEX License extends until the expiration of ILEX's obligation to pay royalties under the Original License Agreement (determined on a country-by-country basis), at which time the rights licensed or sublicensed to Paralex convert to a fully paid, non-exclusive, irrevocable royalty-free license or sublicense. The ILEX License purports to provide each party with the right to terminate based on certain insolvency events of the other, or if the other's breach continues after notice and beyond defined cure periods. It also provides Paralex with the right to terminate upon termination of the Original License Agreement.

Marban Agreement

   Pursuant to an agreement entered into in May 2001 and dated as of January
1, 2002 (the "Marban Agreement") between Paralex and Cardiosciences Consulting, Inc. ("CCI"), a private company owned by Dr. Eduardo Marban, CCI agreed to cause Dr. Eduardo Marban, the inventor of the technology licensed under the JHU License, to provide advisory services to Paralex with regard to therapeutic applications of XO Inhibitors, for up to twelve days per year. The Marban Agreement states that materials, including inventions, prepared by or furnished to CCI or Dr. Marban as a direct result of performing services under the Marban Agreement will be owned exclusively by Paralex. Various obligations owed to Paralex under the Marban Agreement are expressly made subject to policies of and obligations owed by CCI and Dr. Marban to JHU.

   Paralex agreed to pay CCI U.S.$100,000 per year for Dr. Marban's services under the Marban Agreement, plus reimbursement of certain expenses. To date, Paralex has paid Dr. Marban U.S.$25,000 under the Marban Agreement.

   The Marban Agreement has a term of four years. It contains no provision concerning any renewal of that term. The Marban Agreement also provides that it will automatically terminate in the event Dr. Marban is no longer available to render and is not rendering services thereunder, due to his obligations to JHU, his physical or mental disability, or his death.

Antalium Collaborative Research and License Agreement

   The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company on or before May 31, 2002. As of the date of this Prospectus, Antalium has not selected any test compounds. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

MacLeod and Quastel Agreement

   By agreement dated November 19, 1997 (the "Macleod and Quastel Agreement") entered into between the Company and Drs. MacLeod and Quastel, the Company acquired ownership to certain intellectual property related to nociblocker technology and all their therapeutic uses. The Macleod and Quastel Agreement provides that the Company will pay to each of Drs. MacLeod and Quastel $25,000 in each of the first five years as a University grant-in-aid, commencing April 1, 1997 (as at November 30, 2001, all fully paid). The Company is also required to pay to each of Drs. MacLeod and Quastel $250,000 upon commencement of Phase III clinical trials on a nociblocker compound licensed to the Company under the Macleod and Quastel Agreement, and a further $1,000,000 upon the filing of a new drug application in the United States or Canada for a nociblocker compound licensed by the Company under the Macleod and Quastel Agreement. The Macleod and Quastel Agreement further requires the Company to spend a minimum of $200,000 each year for five years on the research and development of drugs using nociblocker technology, which includes expenditures under the cough project and nociblocker project (as at November 30, 2001, minimum financial commitment satisfied). The Company does not currently devote any resources to research on the nociblocker or cough projects, other than to fulfill its minimum obligation under the MacLeod and Quastel Agreement and to maintain patents.

   The consideration payable under the Macleod and Quastel Agreement was determined by arm's length negotiations between the Company and Drs. MacLeod and Quastel.

                        HUMAN RESOURCES AND FACILITIES

Employees

   As of January 31, 2002, the Company has 32 employees, 26 of which are employed in research and development and six of which are engaged in administration. Of the 26 engaged in research and development, 14 have Ph.D. or Masters degrees in a scientific field. At this time, none of the Company's employees are subject to collective bargaining agreements. In the months following the Acquisition, the Company expects to add a small number of employees sufficient to support the increased business activities.

Facilities

   The Company currently leases 10,030 square feet of office and laboratory space for research, development and administrative purposes in Vancouver, British Columbia. The premises are located on the UBC Endowment Lands. The term of the lease is 36 months ending on March 31, 2002. In January 2002, the Company extended the term of the lease for an additional 24-month period to March 31, 2004. The Company may, at its option, extend the term of the lease for an additional two 24-month periods. Annual lease payments were $237,000 per annum until June 30, 2000, are currently $254,000 per annum, and after March 31, 2002 will increase to $261,000 per annum.

                            DIRECTORS AND OFFICERS

   The following is a summary of information for each director, officer and member of management of Cardiome and Paralex.

Name, Address, Occupation and Security Holdings

Cardiome (Prior to Acquisition)

   The names and municipality of residence of each of the directors and officers of Cardiome, their position(s) held with Cardiome and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:

=====================================================================================================================
    Name and Municipality           Position(s) Held                        Principal Occupation
         of Residence                 With Cardiome                       for Previous Five Years(1)   Director Since
---------------------------------------------------------------------------------------------------------------------
Michael J. A. Walker, Ph.D.       Chairman of the Board and a    Professor of Pharmacology at the           1992
Vancouver, B.C.                   Director                       University of British Columbia.

---------------------------------------------------------------------------------------------------------------------
Robert W. Rieder, M.B.A.          President, Chief Executive     President and CEO of the Company since     1997
Vancouver, B.C.                   Officer and a Director         April 1998. Previously, Vice-President
                                                                 at MDS Ventures Pacific Inc.
---------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin, Ph.D.              Chief Scientific Officer and   Chief Scientific Officer of the Company    2001
Vancouver, B.C.                   a Director                     since January 2001. Previously, the
                                                                 acting CEO and then Chief Scientific
                                                                 Officer of ConjuChem Inc.
---------------------------------------------------------------------------------------------------------------------
Clive Peter Page, Ph.D.           Director                       Professor of Pharmacology at King's        1996
London, UK                                                       College, London, England.
---------------------------------------------------------------------------------------------------------------------
Colin Roger Mallet                Director                       Consultant; formerly the President of      1996
Vancouver, B.C.                                                  Sandoz Canada.
=====================================================================================================================

=====================================================================================================================
    Name and Municipality           Position(s) Held                        Principal Occupation
         of Residence                 With Cardiome                       for Previous Five Years(1)   Director Since
---------------------------------------------------------------------------------------------------------------------
Allen Ian Bain, Ph.D.             Director                       President and CEO of Immune Network Ltd.,  1996
Vancouver, B.C.                                                  a publicly traded corporation, since
                                                                 May 1999. From March 1997 to April 1998,
                                                                 he was President of the Company.
---------------------------------------------------------------------------------------------------------------------
Kim Sun Oh, C.P.A.(2)             Director                       Group Executive Director, Chemical         1997
Kuala Lumpur, Malaysia                                           Company of Malaysia Berhad.
---------------------------------------------------------------------------------------------------------------------
Darrell Elliott                   Director                       From August 1999, Senior Vice President,   1999
North Vancouver, B.C.                                            MDS Capital Corp.; prior thereto,
                                                                 President of Isuma Strategies; and from
                                                                 1989 to August 1998, Regional Vice
                                                                 President of Royal Bank Capital Corporation
---------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch, Ph.D.          Vice-President, External       Vice President, External Affairs of the     N/A
Vancouver, B.C.                   Scientific Affairs             Company, July 2001 to present; Vice-
                                                                 President, Research of the Company June
                                                                 1997 to July 2001, and Head of Pharmacology
                                                                 of the Company since September 1996;
                                                                 previously a Research Scientist for the
                                                                 Drugs Directorate of the TPD.
---------------------------------------------------------------------------------------------------------------------
Christina Yip, C.M.A.             Chief Financial Officer,       Chief Financial Officer of the Company,     N/A
Burnaby, B.C.                     Director of Finance &          December 2000 to present; Corporate
                                  Administration and Corporate   Secretary and Director of Finance and
                                  Secretary                      Administration of the Company,
                                                                 September 2000 to present; Financial
                                                                 Controller of the Company, September
                                                                 1998 to September 2000; Chief Accountant,
                                                                 West African Minerals Group, 1996 to 1998.
=====================================================================================================================

(1)   See "Directors and Officers - Biographies" for additional disclosure.

(2) Mr. Oh is a Board nominee of Chemical Company of Malaysia Berhad, a major shareholder of Cardiome.

Paralex

   The names and municipality of residence of each of the directors and officers of Paralex, their position(s) held with Paralex and the principal occupations in which each has been engaged during the immediately preceding five years are as follows:


=====================================================================================================================
    Name and Municipality           Position(s) Held                        Principal Occupation
         of Residence                 With Paralex                        for Previous Five Years      Director Since
---------------------------------------------------------------------------------------------------------------------
Mark C. Rogers, M.D.              Chairman of the Board,         President, Paramount Capital, Inc.,        2001
New Canaan, Connecticut           Chief Executive Officer        Paramount Capital Investments, LLC
                                  and a Director                 and Paramount Capital Asset
                                                                 Management, from 1998 to present.
                                                                 Prior to that, Senior Vice President
                                                                 of Mergers and Acquisitions of Perkin-
                                                                 Elmer Corporation.
---------------------------------------------------------------------------------------------------------------------
Fred H. Mermelstein, Ph.D.        President and a Director       Director of Venture Capital,               2001
Upper Montclair, New Jersey                                      Paramount Capital, Inc., 1996 to present.
---------------------------------------------------------------------------------------------------------------------
Michael Weiser, M.D., Ph.D.       Director                       Director of Research, Paramount Capital,   2001
New York, New York                                               Inc., 1998 to present. Prior to that,
                                                                 he was in medical residency at New York
                                                                 University Medical Center.
---------------------------------------------------------------------------------------------------------------------
David M. Tanen                    Secretary and a Director       General counsel and Associate Director,    2001
New York, New York                                               Paramount Capital, Inc., 1996 to present.
---------------------------------------------------------------------------------------------------------------------
John Knox                         Treasurer                      Controller, Paramount Capital, Inc. and    N/A
New York, New York                                               Paramount Capital Investments, LLC
                                                                 since 1995.
=====================================================================================================================

Directors and Officers of Cardiome (Post Acquisition)

   Upon completion of the Acquisition in accordance with its terms and conditions, Cardiome will have eight directors, four of whom will be nominees of Cardiome and four of whom will be nominees of Paralex ("Reconstituted Board"). Cardiome has put forward Michael J.A. Walker, Robert W. Rieder, Alan M. Ezrin and Kim Sun Oh as its four nominees on the Reconstituted Board. Paralex has put forth Dr. Mark C. Rogers, Dr. Elizabeth Rogers, Dr. Fred Mermelstein and Dr. Myron Weisfeldt as its four nominees on the Reconstituted Board. The new members of the Reconstituted Board are required to be approved by the TSE and are expected to join the Board forthwith after the Effective Time. That approval is expected prior to the closing of the Acquisition. A ninth director will be appointed by the Reconstituted Board after the Effective Time. See "Directors and Officers - Biographies - Paralex" and "Directors and Officers - Biographies - New Cardiome Board Members", below for more information.

   All directors of the Company currently elected or to be appointed upon completion of the Acquisition will hold office until the next annual general meeting of the Company unless they earlier resign or are removed by the shareholders by special resolution.

   The current officers and management of Cardiome will continue in their positions following the completion of the Acquisition.

Aggregate Ownership of Cardiome Shares

   As of the date hereof, the aggregate number of Cardiome Shares that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and officers of the Company and Paralex as a group is 2,530,900 Cardiome Shares, representing approximately 5.88% of the total issued and outstanding Cardiome Shares prior to the Offering and the Acquisition. After giving effect to the Minimum Offering (Maximum Offering) and the Acquisition, the aggregate number of Cardiome Shares that will be beneficially owned, directly or indirectly, or over which control or direction will be exercised by all directors and officers of the Company post-Acquisition (includes all directors of the Reconstituted Board and officers of Cardiome) is 8,153,738 (8,153,738) Cardiome Shares, 2,038,434 (2,038,434) after giving effect to the Share Consolidation, representing approximately 8.52% (7.73%) of the total issued and outstanding Cardiome Shares.

Biographies

Cardiome (Prior to Acquisition)

Michael John Alfred Walker, Ph.D. - Chairman of the Board and Director

   Dr. Walker has been Chairman of the Board since January 16, 1996 and a director of the Company since February 12, 1992. Dr. Walker devotes approximately 20% of his time towards the scientific direction and general corporate development of the Company. Dr. Walker has been a Professor of Pharmacology in the Faculty of Medicine at UBC since 1986. He graduated with a specialized degree in pharmacology at the University of London, trained in industrial pharmacology at Pfizer, UK, and has held teaching positions in Europe, Asia and Africa. Dr. Walker is also the President and a director of Rhythm-Search, a wholly owned subsidiary of Cardiome. Dr. Walker is a member of the Corporate Governance Committee, the Compensation Committee and the Nomination Committee of the Company.

Robert William Rieder, M.B.A. - President, Chief Executive Officer (CEO) and Director

   Mr. Rieder has been a director since April 1997, and has been employed by the Company on a full-time basis as its President and CEO since April 1998. Mr. Rieder has extensive experience in venture capital and in operational management. He was most recently (1994 to 1998) Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp. Mr. Rieder was Chief Operating Officer for DBA Telecom Inc., and was a director of SFG Technology Inc. and Stressgen Biotechnologies Corp, both Vancouver-based technology companies. Mr. Rieder currently serves as a director of Micrologix Biotech Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Rieder received his undergraduate degree in Chemical Engineering from the University of British Columbia, and his M.B.A. from the University of Western Ontario.

Alan Mark Ezrin, Ph.D. - Chief Scientific Officer (CSO) and Director

   Dr. Ezrin has been a director and the Company's CSO since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the United

States and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice-President of Development focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed into Ligand Therapeutics, he joined RedCell Inc. as Vice-President of Development in 1995. In 1997, he led the restructuring of RedCell through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Executive Officer and then Chief Scientific Officer. Under his leadership, ConjuChem completed several pharmaceutical partnerships, positioned two new drugs in clinical trials and extended the patent portfolio, resulting in a publicly traded, product-driven company. Dr. Ezrin received his Ph.D. in Cardiovascular Pharmacology and postdoctoral training in cardiology from the University of Miami School of Medicine. He has published numerous scientific articles and holds more than 50 patents for inventions in the pharmaceutical industry.

Kim Sun Oh - Director

   Mr. Oh was appointed to the Company's Board of Directors in November 1997 upon the closing of a private placement with the Chemical Company of Malaysia Berhad (CCM), as required by the terms of CCM's subscription agreement. Mr. Oh is a Group Executive Director of the CCM Group. Mr. Oh, a Malaysian certified public accountant, orchestrated the management buy-out of CCM from Imperial Chemical Industries Ltd. where he had held various senior executive positions for several years. Mr. Oh currently serves as a director of IMPAX Laboratories Inc., a public company listed on NASDAQ and Immune Network Ltd., a public company listed on CDNX. Mr. Oh is a member of the Audit Committee of the Company.

Clive Peter Page, Ph.D. - Director

   Dr. Page has been a director of the Company since January 16, 1996. Dr.
Page has been a Professor of Pharmacology at Kings College, University of London, UK, since 1994 and a consultant to the pharmaceutical industry. He is recognized as a world expert in asthma and other inflammatory diseases and has published widely on these subjects as well as on pharmacology in general. Dr. Page has had pharmaceutical industry experience in his previous work for Sandoz Switzerland, a pharmaceutical company. Dr. Page is a member of the Nomination Committee of the Company.

Colin Roger Mallet - Director

   Mr. Mallet has been a director of the Company since January 16, 1996. Currently a consultant, Mr. Mallet is the former President and Chief Executive Officer of Sandoz Canada. Mr. Mallet guided the successful growth and development of this Canadian pharmaceutical company. Mr. Mallet is also past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995. He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research. Mr. Mallet contributes several hours per month in advising management of the Company in matters of corporate development and product positioning, in addition to his attendance at directors' meetings. Mr. Mallet currently serves as a director of Micrologix Biotech Inc., AnorMed Inc., Axcan Pharma Inc., Theramed Capital Corp. and Synapse Technologies Inc. Mr. Mallet is a member of the Corporate Governance Committee, Audit Committee and Compensation Committee of the Company.

Allen Ian Bain, Ph.D. - Director

   Dr. Bain has been a director of the Company since May 13, 1996, and was President of the Company from March 1, 1997 to April 15, 1998. Since May 1999, Dr. Bain has been President and CEO and a director of Immune Network Ltd. Dr. Bain was previously Chairman and CEO of BC Research Inc. and served on the boards of several public and private companies, including Azure Dynamics Inc. and CellFor Inc. Dr. Bain received his Ph.D. in pharmacology from the University of British Columbia, Canada in 1994 for work in neuroscience. Dr. Bain is a member of the Corporate Governance Committee and the Audit Committee of the Company.

Darrell Elliott - Director

   Mr. Elliott was appointed to the Company's Board of Directors in January 1999. Mr. Elliott is currently Senior Vice-President of MDS Capital Corp. From 1989 to 1998, Mr. Elliott was Regional Vice President of Royal Bank Capital Corporation ("RBCC"). In that role, he was National Managing Director of RBCC's

Life Sciences Fund. With a degree in economics from the University of South Africa (Pretoria), Mr. Elliott has 27 years of merchant banking, venture capital and analogous operating experience in Africa, Europe and Canada. He has also served on numerous boards of directors, including currently those of several Canadian private and public companies such as Inex Pharmaceuticals Inc., Chromos Molecular Systems Inc., Discovery Therapeutics Inc., Stressgen Biotechnologies Corp., Neuromed Technologies Inc., Protiva Biotherapeutics Inc., Synapse Technologies Inc., Star Biotech Inc. (formerly Biostar Inc.). Mr. Elliott is a member of the Corporate Governance Committee, Nomination Committee and Compensation Committee of the Company.

Gregory Norbert Beatch, Ph.D. - Vice President, External Scientific Affairs

   Dr. Beatch has been Vice President, Research since June 1997 and was re-titled Vice President, External Scientific Affairs on July 20, 2001. Dr. Beatch joined the Company in September 1996 as Head of Pharmacology on a one year renewable exchange program from the TPD, the equivalent of the U.S. FDADr. Beatch was a Research Scientist for the Drugs Directorate of the TPD. In this capacity, Dr. Beatch was involved in the new drug submission and approval process. Dr. Beatch also holds Assistant Professorships in Cardiology and Pharmacology, at the University of Ottawa Heart Institute. Dr. Beatch has published numerous papers proceeding from peer reviewed grants in the field of cardiovascular drug research.

Richard P. Schwarz, Jr., PhD, - Executive Director, Congestive Heart Failure Program.

   Dr. Schwarz joined Cardiome in January 2002 to manage the pre-clinical and clinical development activities related to Cardiome's programs in the CHF area on a consultancy basis. Dr. Schwarz served previously as Executive Director, Cardiovascular Therapeutics, at Quintiles, Inc. He has 24 years of experience in the pharmaceutical/biotechnology industry and in government service. Dr. Schwarz held the position of Deputy Chief, Cardiology Program, at the National Heart, Lung and Blood Institute from 1979-1982, and served as Global Director of the Cardiovascular Clinical Development Program at the Sterling Research Group, Sterling Drug, Inc. He has also served as Senior Director, Clinical Development at Astra USA and as Vice President, Clinical Development and Regulatory Affairs at Texas Biotechnology Corporation. Dr. Schwarz has planned and directed numerous clinical programs in cardiovascular development, including studies of inotropic agents and neurohormonal modulators in CHF, and studies of thrombin inhibitors, IIb/IIIa inhibitors, and thrombolytic agents in acute coronary syndromes. He led the research team that developed the injectable inotropic agent, PRIMACOR (milrinone), for the acute treatment of CHF. His bibliography lists over 50 publications and two books.

Christina Yip, CMA - Corporate Secretary, Chief Financial Officer and Director of Finance & Administration

   Ms. Yip has been Corporate Secretary and Director of Finance & Administration of the Company since September 13, 2000 and Chief Financial Officer of the Company since December 23, 2000. Ms. Yip joined the Company as Financial Controller in September 1998. Prior to this date Ms. Yip acted as Chief Accountant to West African Minerals Group, a group of mining companies listed on the CDNX and as an articling accountant to Cinnamon, Jang, Willoughby & Company, Chartered Accountants.

John Haylock - Financial Consultant

   Mr. Haylock joined the company in December of 2001 in the capacity of Financial Consultant. Mr. Haylock has extensive experience in corporate banking and corporate finance. From 1999 to 2001, Mr. Haylock was Vice-President at BMO Nesbitt Burns. Prior to that, Mr. Haylock spent nine years in corporate banking with Bank of Montreal. Mr. Haylock received a Mathematics degree and Chemical Engineering degree from the University of Alberta and an M.B.A. from the University of Western Ontario.

David Fedida, Ph.D., M.D. - Scientific Consultant

   Director of Electrophysiology, Dr. Fedida is an Associate Professor of Physiology at the University of British Columbia, where he is the inaugural Career Scientist of the Heart and Stroke Foundation of British Columbia and Yukon. He holds a B.Sc. in Physiology and Ph.D. degrees in Cardiac Electrophysiology from the University of Leeds where he studied under Professor B.R. Jewell and Dr. M. Boyett, and medical degrees (B.M., B.Ch.) from the University of Oxford (1986), where he also did postdoctoral work with Prof.

Denis Noble and Frances Ashcroft. After completing full registration with the General Medical Council (UK) he entered postdoctoral training with Dr. Wayne Giles at the University of Calgary, and subsequently with Dr. Arthur Brown at Baylor College of Medicine. After a six year period as an independent investigator at Queen's University in Kingston, he moved to the University of British Columbia where he holds a number of grants from the MRC Canada and Heart and Stroke Foundation, and is involved in basic biophysical studies and antiarrhythmic drug action on cardiac ion channels.

Paralex

Mark C. Rogers, M.D. - Chairman and Chief Executive Officer

   Dr. Rogers, currently serves as President of Paramount and Paramount
Capital Investments, LLC ("PCI"), a biotechnology, biomedical and biopharmaceutical merchant banking firm, and as President of Paramount Capital Asset Management, Inc. ("PCAM"). PCAM serves as the general partner and/or investment manager of the Aries and Abington group of funds. Dr. Rogers is also a member of Orion Biomedical GP, LLC ("Orion Biomedical"), which serves as the general partner to The Orion BioMedical Funds ("Orion"), which are closed-end, private equity funds focused in the biomedical sector. In addition, Dr. Rogers also serves as a director of Genta Incorporated (Nasdaq NM: GNTA), a company specializing in anti-sense drugs for cancer, as well as several public and privately held corporations. Dr. Rogers has also been appointed as advisor to the New York City Biotechnology Emerging Industries Fund.

   Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at JHU, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences' Institute of Medicine.

   While at JHU, Dr. Rogers was made Associate Dean, managing the clinical enterprises of the medical school and was involved in the formation of a number of biomedical companies now listed on NASDAQ. He subsequently became CEO of the Duke Hospital and Health Network. Dr. Rogers was then recruited to the Perkin-Elmer Corporation, a New York Stock Exchange company specializing in analytical instruments, especially DNA sequencers, as Senior Vice President for Mergers and Acquisitions. He was involved in the restructuring of that business (now named Applera Corporation " (Applera")), which ultimately led to the creation of the Celera Genomics Group of Applera, the company that sequenced the human genome and is listed on the NYSE.

   At Paramount, Dr. Rogers has been involved in the creation and growth of several start-up companies, including PolaRx BioPharmaceuticals, Inc. ("PolaRx") and Innovative Drug Delivery Systems, Inc. ("IDDS"). Dr. Rogers served as Chairman of the Board of PolaRx, which had acquired the rights to arsenic trioxide for the treatment of Acute Promyelocyric Leukemia ("APL"). Following NDA submission, PolaRx was sold to Cell Therapeutics, Inc. (Nasdaq NM: CTIC).

   Dr. Rogers received his M.D. from Upstate Medical Center and his M.B.A. from The Wharton School of Business. He received his B.A. from Columbia University and held a Fulbright Scholarship. Dr. Rogers devotes only a portion of his time to Paralex's business.

Fred H. Mermelstein, Ph.D. - President and Director

   Dr. Mermelstein serves as Director of Venture Capital at Paramount Capital Investments, LLC., where he has been involved in the founding of a number of biotechnology start-up companies, including PolaRx and IDDS. He has served as Director and Chief Scientific Officer of PolaRx and President of both Androgenics Technologies, Inc. ("Androgenics") and IDDS. He serves on the Board of Directors of a research foundation, the Jordan Bean Foundation. Dr. Mermelstein is also a member of Orion. Dr. Mermelstein is the author of 14 publications in peer-reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health ("NIH"). Most recently, Dr. Mermelstein has been selected as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a Ph.D. joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School ("UMDNJ-RWJ"). He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at UMDNJ-RWJ. Dr. Mermelstein devotes only a portion of his time to Paralex's business.

New Cardiome Board Members

Myron Weisfeldt, M.D. - Nominee Director

   Dr. Weisfeldt is currently the Chairman of the Department of Medicine at JHU.

   Dr. Weisfeldt is known for his research in cardiopulmonary resuscitation, including advocacy of public access to portable defibrillators, as well as research on cardiovascular ageing and acute coronary artery disease. He began at JHU in 1972 as Assistant Professor of Medicine and Director of the Peter Belfer laboratory for myocardial research, became Director of the Division of Cardiology in 1975, Professor of Medicine in 1978 and the Robert L. Levy Professor of Cardiology in 1979.

   Since 1991, Dr. Weisfeldt has served as Samuel Bard Professor of Medicine and Chair of the Department of Medicine at Columbia University's College of Physicians and Surgeons. In October 2001, Dr. Weisfeldt was made the William Osler Professor and Chairman of the Department of Medicine at JHU.

   He has been on several advisory committees for the NIH, including serving as Chairman of the National Heart, Lung and Blood Institute's Cardiology Advisory Board and as a member of the Board of Scientific Counselors of the National Institute on Aging ("NIA"). Currently he is a member of the National Advisory Council of the NIA.

   Involved in the first use of the automatic implantable defibrillator and the initial studies of clot-busting drugs in the treatment of heart attack, Dr. Weisfeldt was awarded the American Heart Association's Award of Merit in 1989 and its Gold Heart Award in 1996. He holds four patents and is an author of more than 200 research papers. Most of his more than 200 articles relate to cardiac diseases and therapy, including some on public policy involving defibrillation. He has also served on the editorial boards of several prestigious cardiology journals, including the American Journal of Cardiology, Circulation and Circulation Research.

   Dr. Weisfeldt received his Bachelor and Medical Degrees with honors from JHU in 1962 and 1965, respectively. After completing his internship and residency in medicine at Columbia-Presbyterian from 1965 to 1967, he worked as a clinical associate for the NIH's Gerontology Research Center, and from 1969 to 1972 was at Massachusetts General Hospital in Boston as a Senior Assistant Resident in Medicine, then a Clinical and Research Fellow in Cardiology.

Elizabeth Rogers, M.D. - Nominee Director

   Dr. Rogers received her B.A. Degree from Mt. Holyoke College in 1967 and her M.D. degree from Thomas Jefferson University in 1971 and is board certified in Internal Medicine, Gastroenterology and Geriatrics. Dr. Rogers trained in Internal Medicine at Duke University Medical Center and in Geriatrics at JHU prior to joining the faculty at University of Maryland at Baltimore in 1992 where she became Professor of Medicine. In 1993, Dr. Rogers became Associate Dean of Clinical Science at Duke University Medical Center and, in 1999, became Chief of Staff at Veteran's Administration Hospital, an affiliated program of Yale University Medical School where she was responsible for the coordination of all medical activities. For the past year, Dr. Rogers has been a clinical consultant to the New York City Emerging Industries Fund and a medical consultant to Innovative Drug Delivery Systems, Inc.

Board Committees

   From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The following describes the current committees of the Board and their members. Upon reconstitution of the Board, the following Board Committees will change.

Corporate Governance Committee

   The Board has created a Corporate Governance Committee that is comprised of Colin R. Mallet, Michael J. Walker, Darrell Elliott and Allen I. Bain, the majority of whom are outside and unrelated directors of the Company. The

Corporate Governance Committee has developed a policy to govern the Company's approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee also ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees.

Nomination Committee

   The members of the Nomination Committee of the Company are Clive P. Page, Darrell Elliott and Michael J. Walker. The majority of these members are outside and unrelated directors.

   The Nomination Committee identifies and recommends candidates for election to the Board. It advises the Board on all matters relating to directorship practices, including the criteria for selecting directors, policies relating to tenure and retirement of directors and compensation and benefit programs for non-employee directors.

Audit Committee

   The members of the Audit Committee of the Company are Colin R. Mallet, Oh Kim Sun and Allen I. Bain, all outside and unrelated directors of the Company.

   The Audit Committee meets at least quarterly to review the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss the financial statements and any changes in accounting practices; recommends to the Board the independent auditors to be retained and the fees to be paid; and directly receives and considers the auditors' comments as to the fairness of financial reporting. The Committee also reviews policies and practices concerning regular examinations of officers' expenses and perquisites, including the use of Company assets.

Compensation Committee

   The Board has established a Compensation Committee that is responsible for determining the compensation of executive officers of the Company. The members of the Committee are Michael J. Walker, Colin R. Mallet and Darrell Elliot.

   The Compensation Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers' suggestions regarding the salaries and incentive compensation for senior officers of the Company. The Committee also reviews significant changes to benefits policies and compliance with current human resource management practices, such as pay equity, performance review and staff development.

Corporate Cease Trade Orders or Bankruptcies

   A.R.C. Resins International Corp., a company of which Darrell Elliott is a director, was cease traded by the British Columbia Securities Commission on October 8, 1997 for failure to file financial statements, which order was lifted on December 28, 2000.

   Darrell Elliott is also a director of A.R.C. Resins Corporation, a wholly-owned subsidiary of A.R.C. Resins International Corp. On March 24, 1997, A.R.C. Resins Corporation filed a notice of intention to make a proposal to its creditors in the Superior Court of the Province of Quebec and received creditor protection under the Bankruptcy and Insolvency Act. A.R.C. Resins Corporation exited from protection under the Bankruptcy and Insolvency Act on May 31, 1999.

   Other than as disclosed herein, no director or officer of the Company is or has been, within the preceding 10 years, a director or officer of any other issuer that, while that person was acting in that capacity:

1. was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

2. became bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

   No director or officer of the Company is or has, within the past 10 years:

1. been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

2. been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

   No director or officer of the Company is or has, within the preceding 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

   Certain of the existing and proposed directors, officers and shareholders of the Company are also directors, officers and shareholders of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the BCCA, and upon completion of the continuation under the CBCA, the CBCA, and the directors concerned are required to govern themselves in accordance with the obligations imposed on them by law.

                           SCIENTIFIC ADVISORY BOARD

   Management of Cardiome receives guidance from a Scientific Advisory Board, presently composed of the following members:

Gunnar Aberg, Ph.D.

   Dr. Aberg is the founder and President of Bridge Pharma Inc., a research and early development pharmaceutical company based in Sarasota, Florida. Since its inception, Bridge Pharma's rapidly growing portfolio of diversified patented products is a credit to his considerable skill and experience in pharmaceutical and intellectual property issues. Prior to founding Bridge Pharma, Dr. Aberg was Senior Vice President of Research for Sepracor Inc., where he directed a research and development group focused on improvement of existing therapies. Notably, he directed Sepracor's development of Allegra, a non-sedating antihistamine without cardiotoxicity. Dr. Aberg has also held several senior research and development positions with major pharmaceutical companies including Bristol-Myers Squibb Company, Ciba-Geigy Corporation and Astra Pharmaceuticals Inc. He led research teams in these companies that have brought to the market products such as Monopril, Lopressor and Lotensin (all three are used for the treatment of high blood pressure), Tonocard (for cardiac arrhythmia), and Marcaine (for local anesthesia).

Stanley Nattel, M.D.

   Dr. Nattel obtained B.Sc. (1972) and MDCM (1974) degrees at McGill University, and then trained in internal medicine (1974-76, at the Royal Victoria Hospital) and clinical pharmacology (1976-78, at the Montreal General

Hospital). After research and clinical training in cardiology at the Krannert Institute of Cardiology in Indianapolis (1978-80) and an additional year of research training in physiology at the University of Pennsylvania in Philadelphia (1980-81), he became a faculty member in pharmacology and medicine at McGill University and a cardiologist/clinical pharmacologist at the Montreal General Hospital. In 1987, he moved to the Montreal Heart Institute and the University of Montreal. Since 1990, Dr. Nattel has been the Scientific Director of the Research Center of the Montreal Heart Institute. Dr. Nattel's research interests have focused on the basic mechanisms determining cardiac arrhythmogenesis and governing the efficacy and safety of antiarrhythmic therapy.

Eduardo Marban, M.D., Ph.D

   Dr. Marban is expected to join the Scientific Advisory Board of Cardiome following the completion of the Acquisition. Dr. Marban currently serves as Professors of Medicine, Physiology and Biomedical Engineering at The Johns Hopkins University. In addition, Dr. Marban is the founder and Director of the Institute of Molecular Cardiobiology, is the Michel Mirowski, M.D. Professor of Cardiology and is the Vice-Chairman for Research, Department of Medicine, all at The Johns Hopkins University. Dr. Marban is an active full-time staff member of the Department of Medicine and is attending physician, Coronary Care Unit, The Johns Hopkins Hospital.

   Dr. Marban has received numerous awards and honours to this point in his career including the Research Achievement Award, International Society for Heart Research, the Basic Research Prize, American Heart Association, the Louis and Artur Lucian Award for Research in Cardiovascular Diseases and the MERIT Award from the National Heart, Lung and Blood Institute. He is currently a member of the Association of American Physicians, Program Director, SCOR in Sudden Cardiac Death, a member of the Association of University Cardiologists, a member of the American Society for Clinical Investigation and is a Fellow, American College of Cardiology. He chairs the Basic Cardiovascular Sciences Council of the American Heart Association and is President of the Cardiac Muscle Society.

   Dr. Marban has published or currently has in press a total of 220 scientific articles and is currently the Editor in Chief, Circulation Research, a Consulting Editor, Circulation and Journal of Molecular and Cellular Cardiology and is on the International Advisory Board, Japanese Circulation Journal. In addition, he is the invited referee for over 20 research journals including New England Journal of Medicine, Nature, and Science.

   Dr. Marban was a member of the Cardiac Research Advisory Panel, Procter and Gamble Pharmaceuticals, was a consultant and founder of Physiome Sciences, Inc., a consultant to Otsuka Pharmaceutical Co., Inc. and is a Consultant and Founder of Paralex, Inc.

   Three patents have been issued and six patents are pending by Dr. Marban.

   Dr. Marban received his B.S. in Mathematics, summa cum laude from Wilkes College, M.D. from Yale University in 1980 and his Ph.D from Yale University in Physiology in 1981. Dr. Marban received his board certification from the American Board of Internal Medicine in 1984 and Cardiovascular Subspecialty in 1987.

Dr. Denis Roy, M.D.

   Dr. Roy has been at the Montreal Heart Institute since 1982. He is a staff cardiologist and electrophysiologist, and also holds the position of President of the Council of Physicians at the Montreal Heart Institute. He has served as Chief of Electrophysiology and Head of the Department of Medicine at the Institute. He is past President of the Quebec Cardiology Association and is currently member of the Executive Committee of the Canadian Cardiovascular Society.

   Dr. Roy has published over 80 papers in his areas of special interest, including mechanisms and management of arrhythmias, Sudden Cardiac Death, catheter ablation, pacemakers, implantable defibrillators and antiarrhythmic drugs. Dr. Roy was the principal investigator for the Canadian Trial of Atrial Fibrillation (CTAF) study, and is the current chairman of the Multicentre International Atrial Fibrillation and Congestive Heart Failure (AF-CHF) trial, which is funded by the Canadian Institute of Health Research.

   Dr. Denis Roy is Professor of Medicine at the Faculty of Medicine, University of Montreal, Quebec. He received his M.D. from the Faculty of Medicine of the University of Montreal in 1976 and did his internship at the Royal Victoria

Hospital and residency at the Montreal Heart Institute. Post graduate training in electrophysiology was done through a fellowship grant from the R. Samuel McLaughlin Foundation first at the University of Limburg, Maastricht, Netherlands and then at the Hospital of the University of Pennsylvania, Philadelphia.

                         EXECUTIVE COMPENSATION

   "Named Executive Officer" means the chief executive officer, despite the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the chief executive officer, who were serving as executive officers at the end of the fiscal year ended November 30, 2001 and whose total salary and bonus exceeds $100,000, and includes any individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the fiscal year ended November 30, 2001.

   During the fiscal year ended November 30, 2001, the Company had five Named Executive Officers - Robert W. Rieder, President and Chief Executive Officer, Alan M. Ezrin, Chief Scientific Officer, Gregory N. Beatch, Vice President, External Scientific Affairs, Barry Johnson, Director of Pharmacology and Grace Jung, Senior Director, Research.

Summary of Compensation

   The following table is a summary of the compensation paid by the Company to its Named Executive Officers during the fiscal years ended November 30, 2001, 2000 and 1999.

===================================================================================================================================
                                                             Annual Compensation           Long Term Compensation
                                                    ----------------------------------------------------------------------
                                                                                                Awards           Payouts
                                                                                       -----------------------------------
                                                                                       Securities   Restricted
                                                                              Other       Under      Shares or
                                                                             Annual     Options/     Restricted               All
Name and                     Year                                            Compen-      SARs          Share      LTIP(2)   Other
Principal                    Ended          Salary          Bonus            sation     Granted         Units      Payouts  Compen-
Position                    Nov. 30          ($)             ($)               ($)        (#)           ($)          ($)    sation
-----------------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder             2001          $241,250         Nil              Nil       30,000          Nil          Nil      Nil
President and CEO            2000          $200,000         Nil              Nil      455,000          Nil          Nil      Nil
                             1999          $200,000         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin(3)             2001          $258,836         Nil           $42,802(4)  780,000          Nil          Nil  $60,000(5)
CSO                          2000               Nil         Nil              Nil          Nil          Nil          Nil      Nil
                             1999               Nil         Nil              Nil          Nil          Nil          Nil      Nil

-----------------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch(6)         2001          $140,000         Nil             Nil           Nil          Nil          Nil      Nil
Vice President,              2000          $131,333         Nil             Nil        65,000          Nil          Nil      Nil
External Scientific          1999          $125,000         Nil             Nil           Nil          Nil          Nil      Nil
Affairs

-----------------------------------------------------------------------------------------------------------------------------------
Barry Johnson(7)             2001          $105,000         Nil             Nil           Nil          Nil          Nil      Nil
Director of Pharmacology     2000          $ 21,875(7)      Nil             Nil        75,000          Nil          Nil  $10,000(5)
                             1999               Nil         Nil             Nil           Nil          Nil          Nil      Nil
-----------------------------------------------------------------------------------------------------------------------------------
Grace Jung(8)                2001          $104,833         Nil             Nil         7,500          Nil          Nil      Nil
Senior Director, Research    2000          $ 96,583         Nil             Nil        25,000          Nil          Nil      Nil
                             1999          $ 90,333         Nil             Nil           Nil          Nil          Nil      Nil

===================================================================================================================================

(1) All securities are under options granted during the year covered. No stock appreciation rights ("SARs") have been granted. An SAR means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Cardiome Shares.
(2) The Company does not currently have a long-term incentive plan ("LTIP"). An LTIP means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of the Company's securities but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units.
(3) Dr. Ezrin was hired by the Company in January 2001 at a base salary of U.S.$190,000. During the period of January 15, 2001 to November 30, 2001, total salary paid to Dr. Ezrin was $258,836.
(4)   This sum represents tax allowances paid.

(5)   This sum represents relocation expenses paid.
(6) Gregory N. Beatch's title was changed from Vice-President, Research to Vice President, External Scientific Affairs on July 20, 2001.
(7) Barry Johnson was hired by the Company on September 18, 2000. This represents a base salary of $105,000, of which $21,875 was paid to Mr. Johnson for the period of September 18, 2000 to November 30, 2000.
(8) Grace Jung became a Named Executive Officer effective August 1, 2001 with her base salary increase to $115,000 per annum.

Options/SARs Granted During the Most Recently Completed Fiscal Year

   During the fiscal year ended November 30, 2001, the following incentive stock options were granted to the Named Executive Officers. No SARs were granted during this period.

-------------------------------------------------------------------------------------------------------------------------
                                                                                                  Market
                                                                                                 Value of
                                                                % of Total                      Securities
                                                  Securities      Options                       Underlying
                                                     Under       Granted to                     Options on
                                                    Options      Employees       Exercise or    the Date of
                                  Date of           Granted      in Fiscal        Base Price        Grant     Expiration
         Name                      Grant              (#)          year          ($/Security) ($/Security)(1)    Date
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                 Aug. 22/01         30,000          2.01%           $0.75          $0.72      Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                    Jan. 30/01        750,000         50.34%           $0.73          $0.89      Jan. 29/07
                                 Aug. 22/01         30,000          2.01%           $0.75          $0.72      Aug. 21/06
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                       Aug. 22/01          7,500          0.56%           $0.75          $0.72      Aug. 21/07
-------------------------------------------------------------------------------------------------------------------------

(1) Calculated as the closing price of the Cardiome Shares on the TSE on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

   The following table sets forth details of all exercises of incentive stock options during the fiscal year ended November 30, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

-------------------------------------------------------------------------------------------------------------------------
                                                                         Unexercised           Value of Unexercised In-
                                                                        Options/SARs at         the-Money Options/SARs
                                 Securities                           Fiscal year-end (#)      at Fiscal year-end ($)(1)
Name of Executive                Acquired on                             Exercisable/                 Exercisable/
Officer                          Exercise (#)     Value Realized ($)    Unexercisable                Unexercisable
-------------------------------------------------------------------------------------------------------------------------
Robert W. Rieder                    -                  -              763,000/362,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Alan M. Ezrin                       -                  -              280,000/500,000                  -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Gregory N. Beatch                   -                  -              135,000/45,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Barry Johnson                       -                  -               20,000/55,000                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------
Grace Jung                          -                  -               70,000/12,500                   -/-(2)
-------------------------------------------------------------------------------------------------------------------------

(1) The market value of the Cardiome Shares on the TSE was $0.66 at fiscal year-end, November 30, 2001.
(2) The exercise or base price of these options exceeded the market value of the Cardiome Shares at fiscal year-end and hence these options were not in the money.

Pension Plans

   The Company does not have any non-cash compensation plans, long-term incentive plans, pension or retirement plans for its officers or directors and it did not pay or distribute any non-cash compensation during the fiscal year ended November 30, 2001, other than the granting of stock options.

Compensation of Directors

   During the fiscal year ended November 30, 2001, outside directors received compensation for services provided to the Company in their capacities as directors and/or consultants and/or experts as set out below. As of the date of this Prospectus no compensation had been paid to any directors joining the Board due to the Board Reconstitution.

-----------------------------------------------------------------------------------------------------
                               Directors fees   All Other Compensation    Securities Under Option(1)
Name of Director                    ($)                 ($)
-----------------------------------------------------------------------------------------------------
Michael J.A. Walker               5,000              79,167(2)(3)                30,000
-----------------------------------------------------------------------------------------------------
Clive P. Page                    10,000              35,065(2)(3)                30,000
-----------------------------------------------------------------------------------------------------
Allen I. Bain                     5,000                 Nil(3)                   30,000
-----------------------------------------------------------------------------------------------------
Colin R. Mallet                  10,000               6,500(2)                   30,000
-----------------------------------------------------------------------------------------------------
Kim Sun Oh                        5,000                 Nil                      30,000
-----------------------------------------------------------------------------------------------------
Darrell Elliott                  10,000               9,500(2)                   30,000
-----------------------------------------------------------------------------------------------------

(1) Granted on August 22, 2001 at an exercise price of $0.75 per Cardiome Share. The closing price of the Cardiome Shares on the TSE on the date of grant was $0.72. The expiry date of these options is August 21, 2006.
(2)   Consulting fees or meeting fees.
(3) The Company paid $16,838 for contract research services to Pneumolabs (UK) Limited, a company of which Messrs. Walker, Page and Bain are directors, officers or shareholders.

   Effective March 31, 2001, outside directors of the Company receive a retainer of $10,000 per annum, payable quarterly at the end of each calendar quarter. In addition, outside directors of the Company are paid a meeting fee of $500 per meeting or $1,000 per day for each committee meeting a director attends in person; a director participating by telephone is paid $500 per day for each such meeting. Each of the directors also receives an annual grant of an incentive stock option to purchase 30,000 Cardiome Shares. Inside directors do not receive separate compensation for their participation in board or committee meetings or for their services as directors of the Company, other than incentive stock options. The Company pays all reasonable expenses associated with directors' attendance at, and participation in, Board and committee meetings, and other Company business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director. The compensation for the new members of the Reconstituted Board has not yet been set.

Employment Contracts of Named Executive Officers

   The Company has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

   Under the employment agreement with Robert W. Rieder dated March 19, 1998, as amended effective January 1, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Company in consideration for an annual salary of $245,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Board. Mr. Rieder is also eligible for grants of incentive stock options and bonuses, if certain objectives agreed between the Board and Mr. Rieder are met, as determined by the Board. He receives four weeks of paid vacation each year.

   Mr. Rieder's employment agreement has an indefinite term and may be terminated by him upon three months' written notice. If Mr. Rieder's employment is terminated without cause, Mr. Rieder is entitled to receive a severance payment equal to 12 months' salary. The agreement provides that if there is a change of control of the Company, Mr. Rieder's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 24 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Mr. Rieder will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Alan M. Ezrin

   Under the employment agreement with Alan M. Ezrin dated June 5, 2001, effective January 15, 2001, Dr. Ezrin acts as the Chief Scientific Officer of the Company in consideration for an annual salary of U.S.$190,000, payable in equal semi-monthly installments. He is eligible for annual payments upon achievement of annual milestones set by the Company. He also received a grant of 750,000 incentive stock options of which 250,000 vested on the date of employment and the remaining 500,000 will vest upon the achievement of annual milestones. He receives four weeks of paid vacation and a tax cash allowance of U.S.$30,000 each year.

   Dr. Ezrin's employment agreement has an indefinite term and may be terminated by him upon 30 days' written notice. If Dr. Ezrin's employment is terminated without cause, Dr. Ezrin is entitled to receive a severance payment equal to up to 12 months' salary. The agreement provides that if there is a change of control of the Company, Dr. Ezrin's employment with the Company will be deemed to be terminated and, subject to certain conditions, he would be entitled to receive a severance payment equal to 12 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Ezrin will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant.

Gregory N. Beatch

   Under the employment agreement with Gregory N. Beatch dated November 24, 1998, as amended effective August 1, 2000 and July 16, 2001, Dr. Beatch acts as the Vice President, External Scientific Affairs of the Company in consideration for an annual salary of $140,000, payable in equal semi-monthly installments. Dr. Beatch is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Beatch's employment agreement has an indefinite term and may be terminated by either party upon 30 days' written notice and he will be entitled to receive any salary owed up to the date of termination. If the Company terminates his employment following a change of control of the Company, Dr. Beatch is entitled to receive a severance payment equal to 18 months' salary. In addition, upon a change of control, the expiry date of all incentive stock options held by Dr. Beatch will be extended up to five years from the date of change of control to a maximum of 10 years from the date of grant, if Dr. Beatch is terminated or dismissed without cause.

Barry Johnson

   Under the employment agreement with Barry Johnson dated September 18, 2000, Dr. Johnson acts as the Director of Pharmacology of the Company in consideration for an annual salary of $105,000, payable in equal semi-monthly installments.
He is also eligible for grants of incentive stock options as determined by the Board. He receives three weeks of paid vacation each year.

   Dr. Johnson's employment agreement has an indefinite term and may be terminated by either party upon three months' written notice and he will be entitled to receive any salary owed up to the date of termination.

Grace Jung

   Under the employment agreement with Grace Jung dated September 8, 1998, as amended effective August 1, 2001, Dr. Jung acts as Senior Director, Research of the Company in consideration for an annual salary of $115,000, payable in equal semi-monthly installments. Dr. Jung is eligible for an annual bonus payment of up to $10,000 if certain objectives set by the Company are met. She is also eligible for grants of incentive stock options as determined by the Board. Dr. Jung receives four weeks of paid vacation each year.

   Dr. Jung's employment agreement may be terminated by either party upon three months' written notice and she will be entitled to receive any salary owed up to the date of termination.

   The Named Executive Officers participate in all employee benefits maintained by the Company, including any group disability plan, insurance plan, medical and dental plans, and are entitled to reimbursement of all reasonable out-of-pocket Company-related expenses.

Directors and Officers Insurance

   The Company maintains liability insurance for its directors and officers in the aggregate amount of $5,000,000, subject to a deductible loss of $10,000, $25,000 or $100,000 payable by the Company for employment practice liability, general liability or U.S. securities claims respectively.

Indebtedness of Directors and Officers

   No directors or officers of the Company, or any of their respective associates or affiliates, are or have been indebted to the Company at any time since the commencement of its most recently completed fiscal year.

         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

   No director, officer or principal shareholder of the Company or Paralex, or any associate or affiliate of any of the foregoing persons or entitles, has any direct or indirect material interest in any transaction within three years of the date of this Prospectus or in any proposed transaction of the Company or Paralex that has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

   Prior to the discontinuation of its cough project, the Company had contracted out pre-clinical studies relating to this project. These studies were conducted at Pneumolabs (UK) Limited, a private contract research organization based in the United Kingdom. Several of the Company's directors, namely Drs. Allen Bain, Michael Walker and Clive Page, are directors, officers and indirect shareholders of Pneumolabs (UK) Limited. As at November 30, 2001, the Company has paid a cumulative total of approximately $260,000 in research expenses to Pneumolabs
(UK) Limited, $48,000 of which were paid during the fiscal year ended November 30, 1998, $164,000 of which were incurred during the fiscal year ended November 30, 1999, $31,000 of which were paid during the fiscal year ended November 30, 2000, and $17,000 of which were paid during the year ended November 30, 2001.

   Several family trusts established by Lindsay A Rosenwald, M.D. have a substantial equity interest in Paralex. Dr. Rosenwald is the Chairman and Chief Executive Officer of Paramount, which has executed an Introduction Agreement with Cardiome. See "Business of Company Post Acquisition - The Acquisition Agreement - Introduction Fee". Dr. Rosenwald is also Chairman and Chief Executive Officer and managing member of Paramount Capital Investments, LLC ("PCI"), a merchant banking and venture capital firm specializing in biotechnology companies and Chairman, Chief Executive Officer and sole stockholder of Paramount Capital Asset Management ("PCAM"). Mark C. Rogers, M.D., Chairman and CEO of Paralex, is also President of Paramount, PCI and PCAM. Generally, Delaware corporate law requires that any transactions between Paralex and any of its affiliates be on terms that, when taken as a whole, are substantially as favourable to Paralex as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. Nevertheless, none of such affiliates, Paramount, PCI or PCAM is obligated pursuant to any agreement or understanding with Paralex to make any additional products or technologies available to Paralex, nor can there be any assurance, and Paralex does not expect that any biomedical or pharmaceutical product or technology identified by such affiliates, Paramount, PCI or PCAM in the future will be made available to Paralex.

   Dr. Rosenwald has also guaranteed Paralex's U.S.$490,000 note with Bank of America. See "Material Contracts - Paralex".

               SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS -
                      CARDIOME (PRIOR TO ACQUISITION)

Annual Information

   The following is a summary of the Company's financial operations during the last three fiscal years. The following is intended as a summary only and reference is made to the consolidated financial statements prepared in accordance with Canadian GAAP, contained in this Prospectus.


------------------------------------------------------------------------------------
                                    Year Ended        Year Ended        Year Ended
                                   November 30,       November 30,      November 30,
                                       2001              2000(1)            1999
------------------------------------------------------------------------------------
OPERATING DATA
Revenue
   Research collaborative
    licensing and option fees     $     197,028     $      92,095     $     482,876
   Grant income                          88,137           135,363            45,810
   Interest and other income            347,078           495,894           258,395
                                  -------------     -------------     -------------
   Total:                         $     632,243     $     723,352     $     787,081
------------------------------------------------------------------------------------
Expenses
   Research and development       $   5,498,838     $   4,732,656     $   3,585,593
     expenses
   General and administration         1,741,193         1,569,044           997,890
     expenses
   Amortization                         550,097           917,288           654,918
                                  -------------     -------------     -------------
   Total:                         $   7,790,128     $   7,218,988     $   5,238,401
------------------------------------------------------------------------------------
Net Loss for the period           $  (7,157,885)    $  (6,495,636)    $  (4,451,320)
------------------------------------------------------------------------------------
Net loss per Common Share                 (0.17)            (0.17)            (0.17)
------------------------------------------------------------------------------------
Weighted average number of
outstanding shares(1)                41,218,314        37,436,839        26,831,730
-----------------------------------------------------------------------------------
BALANCE SHEET DATA
Assets
   Current assets                 $   4,430,791     $  10,610,052
   Capital assets                       302,583           452,970
   Technology, license &
     patents                          1,536,249         2,009,018
                                  -------------     -------------
Total assets:                         6,269,623        13,072,040

Long term liabilities                      -               91,306
Deferred revenue                      1,348,374         1,499,598

Shareholders' Equity
   Share capital                     32,251,393        32,235,393
   Special warrants                     966,000              -
   Contributed surplus                1,192,266         1,056,266
   Deficit                          (30,396,110)      (22,810,225)
                                  -------------     -------------
   Total shareholders' equity         4,013,549        10,481,434
------------------------------------------------------------------

(1) Effective June 1, 2001, Cardiome changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission (the "SEC") in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of Cardiome for the year ended November 30, 2001.
(2) There are 43,070,181 Cardiome Shares issued and outstanding as of the date of this Prospectus.

Quarterly Information - Fiscal 2001

   The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 2001.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 2001 August 31, 2001   May 31, 2001   February 28, 2001
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $       37,806   $       37,806   $       53,162   $       68,254
   Grant income                                          -               6,694           24,006           57,437
   Interest and other income                           47,727           69,360          100,322          129,669
                                               --------------   --------------   --------------   --------------
   Total:                                      $       85,533   $      113,860   $      177,490   $      255,360
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $      872,632   $    1,284,814   $    2,154,134   $    1,187,258
     expenses
   General and administration                         498,453          407,584          478,679          356,477
     expenses
   Amortization                                       154,380          124,781          140,868          130,068
                                               --------------   --------------   --------------   --------------
   Total:                                      $    1,525,465   $    1,817,179   $    2,773,681   $    1,673,803
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (1,439,932)  $   (1,703,319)  $   (2,596,191)  $   (1,418,443)
------------------------------------------------------------------------------------------------------------------
Net loss per Cardiome Share                    $        (0.03)  $        (0.04)  $        (0.06)  $        (0.03)
------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares                               41,225,848       41,215,848       41,215,848       41,215,848
------------------------------------------------------------------------------------------------------------------

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the year ended November 30, 2001.
(2) Certain comparative figures have been reclassified to conform to the financial presentation used in the quarter ended November 30, 2001.

Quarterly Information - Fiscal 2000

   The following is a summary of the Company's financial operations on a quarterly basis during the fiscal year of 2000.

------------------------------------------------------------------------------------------------------------------
                                                 Three Month      Three Month      Three Month      Three Month
                                                Period Ended     Period Ended     Period Ended     Period Ended
                                              November 30, 2000 August 31, 2000   May 31, 2000   February 28, 2000
------------------------------------------------------------------------------------------------------------------
Revenue
   Research collaborative
    Licensing and option fees(1)               $       12,601   $         -      $         -      $       79,494
   Grant income                                        33,803           32,060           55,000           14,500
   Interest and other income                          147,754          203,762           66,479           77,899
                                               --------------   --------------   --------------   --------------
   Total:                                      $      194,158   $      235,822   $      121,479   $      171,893
------------------------------------------------------------------------------------------------------------------
Expenses
   Research and development                    $    1,455,077   $    1,501,382   $      915,941   $      860,256
     expenses
   General and administration                         483,315          331,367          446,555          307,807
     expenses
   Amortization                                       456,558          165,704          161,365          133,661
                                               --------------   --------------   --------------   --------------
   Total:                                      $    2,394,950   $    1,998,453   $    1,523,861   $    1,301,724
------------------------------------------------------------------------------------------------------------------
Net Loss for the period                        $   (2,200,792)  $   (1,762,631)  $   (1,402,382)  $   (1,129,831)
------------------------------------------------------------------------------------------------------------------
Net loss per Cardiome Share                    $        (0.06)  $        (0.05)  $        (0.04)  $        (0.03)
------------------------------------------------------------------------------------------------------------------
Weighted average number of
  outstanding shares                               37,782,044       38,861,837       35,073,412       35,407,992
------------------------------------------------------------------------------------------------------------------

(1) Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively as disclosed under Note 3(b) of the consolidated financial statements of the Company for the year ended November 30, 2001.

                     MANAGEMENT DISCUSSION AND ANALYSIS -
                        CARDIOME (PRIOR TO ACQUISITION)

   Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 Revenue Recognition in Financial Statements, which was issued by the SEC in December 1999. The change has been applied retroactively.

Year Ended November 30, 2001 ("fiscal 2001") Compared to Year Ended November 30, 2000 ("fiscal 2000")

   The Company incurred a net loss of $7,157,885 ($0.17 per share) for the year ended November 30, 2001 as compared to $6,495,636 ($0.17 per share) for the year ended November 30, 2000.

   Revenue for fiscal 2001 decreased to $632,243 as compared to $723,352 for fiscal 2000. The decrease in revenue in 2001 was due to the decline of grant income and interest income. Research collaborative, licensing and options fees increased by $104,933 as compared to fiscal 2000. The additional revenue from collaborative research revenue was offset by a decline of $47,226 in grant income and a decline of $148,816 in interest and other income. The amortization of licensing revenue from the initial payment by AstraZeneca accounted for a significant portion of the increase in research collaborative, licensing and option fees. The decrease of grant income was due to the lower grant payments from the Science Council of BC as this one-year grant ended in April 2001. The decrease in interest resulted from a lower average cash balance during fiscal 2001 as compared to the fiscal 2000.

   Research and development expenses for fiscal 2001 increased to $5,498,838 as compared to $4,732,656 for fiscal 2000. The increase in research and development expenditures was primarily due to the cost associated with increased operational activities as the Company completed a Phase I clinical trial and initiated a Phase II clinical trial for its lead compound, RSD1235, and progressed in its Kv1.5 project, and enhanced its research and development capabilities. The increase was also attributed to cost associated with some pre-clinical work conducted in support of the Company's licensing activities for its Cough project.

   General and administration expenses for fiscal 2001 increased to $1,741,193 as compared to $1,569,044 for fiscal 2000. The increase was primarily due to the cost associated with added personnel and increased investor relations activities.

Fiscal 2000 Compared to Year Ended November 30, 1999 ("fiscal 1999")

   The Company incurred a net loss of $6,495,636 ($0.17 per share) for the fiscal year ended November 30, 2000 as compared to $4,451,320 ($0.17 per share) for the fiscal year ended November 30, 1999.

   Revenue for fiscal 2000 decreased to $723,352 as compared to $787,081 for fiscal 1999. The decrease in revenue for fiscal 2000 was due to the decline in licensing and option fees of $390,781 compared to fiscal 1999; this decrease was offset by the additional grant income of $89,553 collected mainly from Science Council of BC and the increase of $237,499 in interest and other income. The increase in interest resulted from a higher average cash balance during fiscal 2000 as compared to fiscal 1999.

   Research and development expenses increased to $4,732,656 in fiscal 2000 as compared to $3,585,593 in fiscal 1999. The increase was primarily due to the cost associated with the expansion of research activities arising from clinical trials and other research initiatives, resulting in an increase in research and development contract costs, consulting, laboratory supplies and related expenses. Research and development activities in fiscal 2000 included a Phase II clinical trial of the Company's CP1 drug candidate for non-productive cough, and pre-clinical studies of RSD1235, RSD1122, and the Kv1.5 project.

   General and administration expenses increased to $1,569,044 in fiscal 2000 as compared to $997,890 in fiscal 1999. The increase in general and administration expenses was primarily due to higher consulting and professional fees, regulatory fees and travel and accommodation expenses resulting from the Company's listing on the TSE and the closing of the AstraZeneca licensing deal.

Liquidity and Capital Resources

   Since its change of business to pharmaceutical research and development in 1992, the Company has financed its operations through equity financing, research fees, government grants and tax credits. In fiscal 2001, the Company received a net proceeds of $966,000 from the sale of special warrants. In fiscal 2000 the Company received $7,348,434 in net proceeds from the sale of equity securities, $509,995 upon exercise of warrants, and $151,190 upon exercise of options. On a prospective basis, the Company intends to meet its financial requirements through such means as strategic alliances with multinational drug companies, and a combination of private and public equity financings.

   At November 30, 2001, the Company's cash and cash equivalents and short-term investments aggregated $4,183,580 as compared to $10,219,140 at November 30, 2000. The Company invests its cash and cash reserves in highly liquid, highly rated financial instruments such as treasury bills, commercial papers and banker's acceptance. The Company's working capital at November 30, 2001 was $3,523,091 as compared to $9,519,044 at November 30, 2000.

   The Company expects that reliance on equity financing will continue during pre-clinical development and through the early clinical stages of development. The longer-term sustainability of the Company is expected to be achieved through collaborative and licensing arrangements and the creation, development and ultimate licensing or sale of intellectual property. As much as possible, the licensing or sale of intellectual property will be carried out so as to ensure an appropriate balance between future earnings potential and current liquidity.

   The Company believes that the Minimum Funds Available will be sufficient to fund operations in the next 24 months. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the progress of clinical trials, progress in product development and changes in the focus and direction of the Company's product development projects. The Company will continue to rely on outside sources of financing to meet its capital needs beyond the next two years. However, there can be no assurance that additional financing will be available on acceptable terms, if at all. The Company believes that it has funds available, excluding the Minimum Funds Available, to finance operations for the next seven months. The Company's ability to continue as a going concern depends on its ability to raise additional capital through private placements and/or public offerings. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate financing, it will be necessary for the Company to delay, curtail or cancel further development of some or all of its technologies and the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors".

                SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS -
                         PRO FORMA (POST ACQUISITION)

   The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro forma consolidated financial statements of Cardiome and the consolidated financial statements of each of Cardiome and Paralex contained elsewhere in this Prospectus. The pro forma information reflects the estimated effect of the Acquisition of Paralex by Cardiome, as though it had occurred as at points in time described in the pro forma consolidated financial statements of Cardiome prepared in accordance with Canadian GAAP. The pro forma consolidated balance sheet gives effect to the Acquisition and the Minimum Offering as though they occurred on November 30, 2001, and the pro forma consolidated statement of operations for the year ended November 30, 2001 gives effect to the Acquisition, the Minimum Offering and the Share Consolidation as though they occurred on December 1, 2000.

              Pro Forma Consolidated Statement of Operations Data


       =================================================================
                                                           Year Ended
                                                      November 30, 2001
       -----------------------------------------------------------------
       Revenue
         Research collaborative                            $    197,028
          licensing and option fees
         Grant income                                            88,137
         Interest and other income                              347,078
            Total:                                         $    632,243
       -----------------------------------------------------------------

       Expenses
         Research and development                          $  5,498,838
          expenses
         General and administration                           2,106,770
          expenses
         Amortization                                         3,787,101
            Total:                                           11,392,709
       -----------------------------------------------------------------
       Loss before income taxes                             (10,760,466)
       Deferred income tax recovery                             280,000
       -----------------------------------------------------------------
       Net Loss for the period                             $(10,480,466)
       -----------------------------------------------------------------
       Net loss per Common Share (1)                              (0.46)
       =================================================================


                 Pro Forma Consolidated Balance Sheet Data

       =================================================================
                                                 As at November 30, 2001
       -----------------------------------------------------------------
       Assets
         Current assets                                    $ 20,307,931
         Capital assets                                         302,583
         Technology, license & patents                       34,363,936
       Total assets:                                         54,974,450

       Deferred revenue                                       1,348,374
       Deferred tax liability                                 2,800,000

       Shareholders' Equity
         Share capital                                       74,965,393
         Contributed surplus                                    966,000
         Deficit                                           $(30,396,110)
       Total shareholders' equity                            46,727,549
       =================================================================

(1) The pro-forma net loss per common share gives effect to the Share Consolidation as though it occurred on December 1, 2000.
(2) The allocation of the purchase price in the pro forma information is preliminary, based on the financial position of Paralex at November 30, 2001. The actual purchase price will reflect the fair value at the Effective Time of the assets acquired and liabilities assumed based upon Cardiome's assessment of their fair value following the closing of the Acquisition. The final purchase price allocation may differ from the preliminary allocation reflected herein.

Dividend Policy

   The Company has not, since its inception, declared or paid any dividends on its Cardiome Shares and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Cardiome Shares is within the discretion of the Company's Board of Directors and will depend on the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

                               USE OF PROCEEDS

Funds Available

   Upon completion of the Offering, the Company anticipates having the following funds available:

                                                                      Minimum             Maximum
                                                                      Offering            Offering
                                                                  ----------------     ----------------
Estimated Net Proceeds from the Offering                          $ 14,458,120(1)      $ 21,937,180(2)

Estimated combined working capital as at December 31, 2001(3)        2,074,000            2,074,000
                                                                  ------------         ------------
Total estimated funds available                                   $ 16,532,120         $ 24,011,180
                                                                  ============         ============

(1) Net of estimated Offering expenses of approximately $1,625,880, including a cash fee of $1,125,880 payable to the Agents. See "Plan of Distribution".

(2) Net of estimated Offering expenses of approximately $2,188,820, including a cash fee of $1,688,820 payable to the Agents. See "Plan of Distribution".

(3) Estimated working capital of Cardiome and Paralex, including the U.S.$490,000 bank loan of Paralex.

Principal Purposes

   The Company intends to use these funds as follows:

                                                                      Minimum             Maximum
                                                                      Offering            Offering
                                                                  ----------------     ----------------
RSD1235 Project, complete Phase II trial for intravenous
    application(1)                                                $  1,887,000(2)      $  1,887,000(2)

RSD1235 Project, complete Phase I trial for oral application(1)           -                 800,000

RSD1235 Project, manufacturing of drug supplies(1)                     400,000            1,200,000

Oxypurinol Project, complete Phase II and oral trial(3)              4,000,000            6,000,000(4)

Oxypurinol Project, formulation development, toxicology testing and completion of Phase I safety study in the intravenous
   trial(5)                                                               -               1,700,000

Patents(6)                                                             550,000              550,000

Working capital to fund ongoing operations and administration        9,695,120           11,874,180
                                                                  ------------         ------------
TOTAL:                                                            $ 16,532,120         $ 24,011,180
                                                                  ============         ============

(1)   See "Business of the Company Post Acquisition - Antiarrhythmia Projects
      - RSD1235 Project".

(2) Estimated remaining cost as at December 31, 2001, based on a total projected cost of $2,300,000 for the Phase II clinical trial. See "Business of the Company Post Acquisition - Antiarrhythmia Projects - RSD1235 Project".

(3) See "Business of the Company Post Acquisition - Congestive Heart Failure Project - Oxypurinol CHF Project".

(4)   Includes $2,000,000 drug interaction study.

(5) See "Business of the Company Post Acquisition - Congestive Heart Failure Project - Oxypurinol CHF Project".

(6) See "Business of the Company Post Acquisition - Patents and Proprietary Protection".

   The Company intends to spend its available funds to further the business objectives as listed above. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

                               CAPITALIZATION

===================================================================================================================================
                                                                                             Outstanding at        Outstanding at
                                                                                           February 28, 2002     February 28, 2002
                                                                                          After Giving Effect  After Giving Effect
                                                 Outstanding at                            to the Acquisition   to the Acquisition
                                     Currently    November 30,        Outstanding at         and the Minimum      and the Maximum
                                    Authorized       2001            February 28, 2002        Offering (1)         Offering (2)
-----------------------------------------------------------------------------------------------------------------------------------
Obligations under Capital Lease(3)       N/A   $           -         $           -         $           -        $           -
-----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                           N/A   $           -         $           -         $           -        $           -
-----------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------
   Cardiome Shares                200,000,000  $   32,251,393      $  33,206,951 (4)   $ 75,762,071(6)        $  83,241,131(6)
                                                  (41,235,848 shs)   (43,070,181 shs)(5) (95,748,494 shs)(7)  $(105,437,650 shs)(7)
-----------------------------------------------------------------------------------------------------------------------------------
   Special Warrants                            $      966,000      $        -          $        -             $        -
-----------------------------------------------------------------------------------------------------------------------------------
   Contributed Surplus                         $    1,182,266      $   1,192,266       $   1,192,266          $   1,192,266
-----------------------------------------------------------------------------------------------------------------------------------
   Deficit                                     $  (30,396,110)     $ (30,396,110)(8)   $ (30,396,110)(8)      $ (30,396,110)(8)
-----------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                     $    4,013,549      $   4,003,107       $  46,558,227          $  54,037,287
-----------------------------------------------------------------------------------------------------------------------------------
Total Capitalization                           $    4,013,549      $   4,003,107       $  46,558,227          $  54,037,287
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) Assumes the issuance of 33,300,000 Cardiome Shares on the Acquisition and 19,378,313 Cardiome Shares on the Minimum Offering. Excludes Cardiome Shares associated with the Over-Allotment Option and Greenshoe Options. Excludes Cardiome Shares reserved for issuance upon the exercise of options, warrants or other rights to purchase Cardiome Shares.
(2) Assumes the issuance of 33,300,000 Cardiome Shares on the Acquisition and 29,067,469 Cardiome Shares on the Maximum Offering. Excludes Cardiome Shares associated with the Over-Allotment Option and Greenshoe Option. Excludes Cardiome Shares reserved for issuance upon the exercise of options, warrants or other rights to purchase Cardiome Shares.
(3) See Note 12 of the Company's financial statements for a description of commitments under operating leases.
(4) After deducting the expenses of an offering of special warrants of the Company estimated at $145,042 of which $134,600 was incurred as at November 30, 2001.
(5) Subsequent to the year-ended November 30, 2001, the Company issued 1,834,333 Cardiome Shares upon the conversion of 1,834,333 special warrants that were issued to the public at a price of $0.60 per special warrant. The special warrants were converted into 1,834,333 Cardiome Shares and 917,166 share purchase warrants on February 7, 2002. See "Options and Other Rights to Purchase Securities".
(6)   After deducting the expenses of the Offering estimated at $500,000.
(7) 23,937,123 and 26,359,412 Cardiome Shares, after giving effect to the Share Consolidation.
(8) As at November 30, 2001, without giving effect to the Acquisition or Offering.

                   OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

   As at January 31, 2002, the Company has granted persons rights to purchase or acquire an aggregate of 9,043,354 Cardiome Shares (2,260,839 Cardiome Shares after giving effect to the Share Consolidation) as described below.

Stock Option Plan

   At the Company's Annual General Meeting held May 28, 2001, the Company adopted a new stock option plan (the "Plan"). The purpose of the Plan is to enable the Company to attract and retain personnel of the highest caliber by offering to them an opportunity to share in any increase in value of the shares resulting from their efforts and provide incentive to the Company's employees, officers, directors and consultants responsible for the continued success of the Company.

   All of the options that have been and will be granted under the Plan must be exercised within a maximum period of ten years following their date of grant. The Board designates the recipients of options and determines the number of Cardiome Shares covered by each option, the date of vesting, the exercise price and the expiry date of such option and any other question relating thereto.

Under the Plan, the exercise price per Cardiome Share is no less than the closing price per Cardiome Share on the TSE on the trading day immediately preceding the day of grant.

   The maximum number of Cardiome Shares that are issuable under the Plan is 6,000,000 Cardiome Shares. The maximum number of Cardiome Shares that may be optioned in favour of any single individual will not exceed 5% of the issued and outstanding Cardiome Shares at the date of the grant. The maximum number of Cardiome Shares which may be optioned in favour of directors and senior officers under the Plan is 10% of the issued and outstanding Cardiome Shares at the date of the grant.

Incentive Stock Options

   The following table sets forth all outstanding incentive stock options as of January 31, 2002:

=================================================================================================================================
                                                                                         Market Value on
Date of Grant              Number of Options                Exercise Price                Date of Grant          Expiry Date
---------------------------------------------------------------------------------------------------------------------------------
(a) Executive Officers (5 persons)

April 21, 1997                  40,000                          $1.42                        $1.33             April 20, 2002
May 30, 1997                    60,000                          $1.25                        $1.14             May 29, 2002
March 18, 1998                 600,000                          $1.49                        $1.59             March 17, 2003
October 16, 1998                55,000                          $1.05                        $1.02             October 15, 2004
January 11, 1999                15,000                          $1.26                        $1.29             January 10, 2005
March 30, 2000                  55,000                          $1.81                        $1.81             March 29, 2005
May 25, 2000                   287,500                          $1.27                        $1.30             May 24, 2006
---------------------------------------------------------------------------------------------------------------------------------
September 13, 2000             237,500                          $1.38                        $1.53             September 12, 2006
August 22, 2001                 90,000                          $0.75                        $0.72             August 21, 2006
January 30, 2001               750,000                          $0.73                        $0.89             January 29, 2007
November 27, 2001               10,000                          $0.70                        $0.69             November 26, 2007
---------------------------------------------------------------------------------------------------------------------------------
                             2,200,000
---------------------------------------------------------------------------------------------------------------------------------
(b) Non-Executive Directors (5 persons)

April 3, 2001                  150,000                          $0.70                        $0.70             April 2, 2002
February 9, 1999                60,000                          $1.10                        $1.10             February 8, 2004
November 1, 1999                50,000                          $0.61                        $0.60             October 31, 2004
August 22, 2001                150,000                          $0.75                        $0.72             August 21, 2006
---------------------------------------------------------------------------------------------------------------------------------
                               410,000
---------------------------------------------------------------------------------------------------------------------------------
(c) Employees and Former Employees (26 persons)

April 3, 1997                  140,000                          $1.40                        $1.52             April 2, 2002
May 30, 1997                    20,000                          $1.25                        $1.14             May 29, 2002
June 12, 1998                   95,000                          $1.58                        $1.35             June 11, 2004
October 16, 1998                85,000                          $1.05                        $1.02             October 15, 2004
November 1, 1999                10,000                          $0.61                        $0.60             October 31, 2005
May 25, 2000                   163,750                          $1.27                        $1.30             May 24, 2006
September 18, 2000              75,000                          $1.55                        $1.55             September 17, 2006
December 19, 2000               37,500                          $0.65                        $0.58             December 18, 2006
=================================================================================================================================

=================================================================================================================================
                                                                                         Market Value on
Date of Grant              Number of Options                Exercise Price                Date of Grant          Expiry Date
---------------------------------------------------------------------------------------------------------------------------------
May 28, 2001                    30,000                          $0.88                        $0.87             May 27, 2007
August 22, 2001                 75,000                          $0.75                        $0.72             August 21, 2007
November 27, 2001              230,000                          $0.70                        $0.69             November 26, 2007
---------------------------------------------------------------------------------------------------------------------------------
                               961,250
---------------------------------------------------------------------------------------------------------------------------------
(d) Scientific Advisory Board Members, Consultants and Former Consultants (9 persons)

April 3, 1997                  150,000                          $1.40                        $1.52             April 2, 2002
September 5, 2001               20,000                          $0.73                        $0.70             July 31, 2002
November 1, 1999               100,000                          $0.61                        $0.60             October 31, 2002
June 12, 1998                  120,000                          $1.58                        $1.35             June 11, 2004
October 16, 1998               125,000                          $1.05                        $1.02             October 15, 2004
February 25, 1999               50,000                          $1.05                        $1.02             February 24, 2005
November 1, 1999                50,000                          $0.61                        $0.60             October 31, 2005
February 14, 2000               50,000                          $1.05                        $1.18             February 13, 2006
September 13, 2000              20,000                          $1.38                        $1.53             September 12, 2006
August 10, 2001                750,000(1)                        (1)                          (1)              February 9, 2007
December 13, 2001              100,000                          $0.75                        $0.67             December 12, 2007
---------------------------------------------------------------------------------------------------------------------------------
                               785,000
=================================================================================================================================
TOTAL (Pre-Share             4,356,250
 Consolidation)
=================================================================================================================================
TOTAL (Post-Share            1,089,063
 Consolidation)
=================================================================================================================================

   The options have been granted as incentives and not in lieu of any compensation for services, and are subject to cancellation should the optionee cease to act in a designated capacity. There can be no assurance that the options described above will be exercised.

Share Purchase Warrants

   The Company has issued the following share purchase warrants that are still outstanding as of January 31, 2002.

=================================================================================================================================
                                          No. of Cardiome                                                            Market
                                        Shares to be Issued                                                         Value on
                                          On Exercise of                          Exercise                          Date of
                                             Warrants        Date of Issue          Price          Expiry Date       Issue
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   June 19, 2000                           2,774,600         June 19, 2000          $1.60         April 14, 2002     $1.22
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   June 5, 2000                              178,571         June 5, 2000           $1.60         June 5, 2002       $1.26
---------------------------------------------------------------------------------------------------------------------------------
Private placement completed on
   October 5 and 10, 2001                     83,333         February 7, 2002       $0.80         Oct. 5, 2003       $0.60
                                             833,834         February 7, 2002       $0.80         Oct. 10, 2003      $0.56
---------------------------------------------------------------------------------------------------------------------------------
Finder's warrants in connection
   with private placement which
   completed on October 5 and 10,
   2001                                       66,766         February 7, 2002       $0.60         Oct. 10, 2003      $0.56
---------------------------------------------------------------------------------------------------------------------------------
Retainer warrants (1)                        750,000              (1)                (1)          February 9, 2007   $1.75
=================================================================================================================================
TOTAL (Pre-Share Consolidation)            4,687,104
=================================================================================================================================
TOTAL (Post-Share Consolidation)           1,171,776
=================================================================================================================================

(1) The Company has agreed to issue, subject to TSE approval, share purchase warrants to purchase 750,000 Cardiome Shares pursuant to the Introduction Agreement with Paramount Capital, Inc. dated August 10, 2001. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee". The exercise price ranges from U.S.$0.60 to U.S.$2.00 per Cardiome Share expiring February 9, 2007.

Share Purchase Warrants To Be Issued with the

   Acquisition and Offering See "Acquisition of Paralex" for details of securities to be issued in connection with the Acquisition. See "Plan of Distribution" for details of securities to be issued in connection with the Offering.

Fully Diluted Share Capital

   Assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time remains unchanged at 43,070,181 (Pre-Share Consolidation), there will be approximately 28,077,179 (if the Minimum Offering of $16,084,000 is completed) Cardiome Shares outstanding or 31,407,826 (if the Maximum Offering of $24,126,000 is completed) Cardiome Shares outstanding on a fully-diluted basis, upon completion of the Acquisition and the Offering, at the Effective Time (after giving effect to the Share Consolidation), calculated as follows:


===================================================================================================================
                                   Upon Completion of the Offering at           Upon Completion of the Offering at
                                  Minimum Amount of U.S.$16,084,000(1)         Maximum Amount of U.S.$24,126,000(2)
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares Outstanding(3)             43,070,181                                        43,070,181
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued to Paralex
  Shareholders for Acquisition(4)          33,300,000                                        33,300,000
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued on Offering         19,378,313                                        29,067,469
-------------------------------------------------------------------------------------------------------------------
Cardiome Warrants issued on Offering        4,844,578                                         7,266,867
-------------------------------------------------------------------------------------------------------------------
Brokers' Warrants issued on Offering        2,422,289                                         3,633,434
-------------------------------------------------------------------------------------------------------------------
Cardiome Shares issued for Introduction
  Fee(4)                                      250,000                                           250,000
-------------------------------------------------------------------------------------------------------------------
Warrants Outstanding from previous
  transactions                              4,356,250                                         4,687,104
-------------------------------------------------------------------------------------------------------------------
Incentive Stock Options Outstanding as
  of January 31, 2002                       4,356,250                                         4,356,250
-------------------------------------------------------------------------------------------------------------------
Total (pre-Consolidation):                112,308,715                                       125,631,305
-------------------------------------------------------------------------------------------------------------------
Total (post-Consolidation)                 28,077,179                                        31,407,826
===================================================================================================================

(1) Assumes Minimum Offering completed of $16,084,000, but does not include any potential proceeds from the Over-Allotment Option and/or Greenshoe Option. See "Plan of Distribution".
(2) Assumes the Maximum Offering completed of $24,126,000, but does not include any potential proceeds from the Over-Allotment Option and/or Greenshoe Option. See "Plan of Distribution".
(3)   Estimated based on the conversion formula defined the Acquisition
      Agreement.
(4) Potential issuance of Cardiome Shares for up to half of the introduction fee to be paid to Paramount. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee".

                  PRINCIPAL HOLDERS OF VOTING SECURITIES

   To the knowledge of Cardiome, assuming the number of Cardiome Shares issued and outstanding immediately prior to the Effective Time (43,070,181 Cardiome Shares) remains unchanged, no person will beneficially own, directly or indirectly, or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of shares of Cardiome before or after the Effective Time and the Closing Date except as follows:

=================================================================================================================================
                                                                           Percentage of
                                                                              Ownership          Percentage      Percentage
                                                                            Before Giving      Ownership After  Ownership After
                                                           Number of         Effect to the      Acquisition and  Acquisition and
  Name and Municipality of           Type of               Cardiome         Acquisition and         Minimum          Maximum
        Residence                   Ownership               Shares (1)         Offering            Offering(2)      Offering(3)
---------------------------------------------------------------------------------------------------------------------------------
Chemical Company of Malaysia      Registered              5,604,386(4)          13.0%                 5.85%           5.32%
 Berhard                              and
                                  Beneficial
---------------------------------------------------------------------------------------------------------------------------------
Royal Bank Investment             Beneficial              4,877,157             11.3%                 5.09%           4.63%
Management Inc.
---------------------------------------------------------------------------------------------------------------------------------
AGF Funds Inc.                    Beneficial              4,516,750             10.5%                 4.72%           4.28%
---------------------------------------------------------------------------------------------------------------------------------
Lindsay Rosenwald 2000 Family     Beneficial                  NIL(6)            NIL                  10.96%           9.95%
Trusts and the Lindsay
Rosenwald 2000 Irrevocable
Trust(5)
=================================================================================================================================

(1) 1,401,097, 1,219,289 and 1,129,188 Cardiome Shares after giving effect to the Share Consolidation.
(2) Assumes 33,300,000 Cardiome Shares are issued on the Acquisition and 19,378,313 Cardiome Shares are issued on the Minimum Offering.
(3) Assumes 33,300,000 Cardiome Shares are issued on the Acquisition and 29,067,469 Cardiome Shares are issued on the Maximum Offering.
(4) 4,104,386 of these shares are held by CCM Investments Ltd., of the British Virgin Islands, a wholly owned subsidiary of Chemical Company of Malaysia Berhad, a publicly traded company. Permodalan Nasional Berhad, Dimensi Bersatu Sdn Bhd, Skim Amanah Saham Bumiputra, Billion Victory Sdn Bhd and Lembaran Megah Sdn Bhd each own 10% or more of Chemical Company of Malaysia Berhad.
(5) Shares are registered in the name of Jay Lobell, as trustee for these trusts. Mr. Rosenwald disclaims beneficial ownership of these shares.
(6) These trusts are the owners of 1,260,750 Paralex Shares, which will be exchanged for approximately 10,495,744 Cardiome Shares (2,623,936 after giving effect to the Share Consolidation) assuming 33,300,000 Cardiome Shares are issued on the Acquisition.

                             PLAN OF DISTRIBUTION

   The Company has engaged Sprott Securities Inc. and Raymond James Ltd. (the "Agents") as its agents for the Offering to offer the Units for sale, at a price of $0.83 per Unit, on a best efforts basis in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, subject to the terms and conditions of an agency agreement (the "Agency Agreement") entered into between the parties. The Offering will consist of the Minimum Offering of $16,084,000 and the Maximum Offering of $24,126,000. While the Agents have agreed to use their best efforts to sell the Units, which are the subject of the Offering, they are not obligated to purchase any Units. The Agency Agreement provides that the obligations of the Agents pursuant to the Agency Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets or upon the occurrence of certain stated events.

   The Company has granted to the Agents the Over-Allotment Option to acquire up to an additional 9,689,157 Units at the Offering Price on or before the closing of the Offering to cover over-allotments, if any. The Company has also granted to the Agents the Greenshoe Option to purchase from the Company a maximum of 15% of the number of Units sold, to cover over-allotments, if any. The Greenshoe Option will be exercisable for a period of 60 days following the closing of the Offering at the Offering Price, as adjusted to reflect the Share Consolidation. This Prospectus also qualifies the distribution of the Over-Allotment Option and the Greenshoe Option and any Units issued pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option. As the Company plans to effect the Share Consolidation immediately following the closing of the Offering, the Units to be issued upon any exercise of the Greenshoe Option may consist of post-consolidation Cardiome Shares and Cardiome Warrants to purchase post-consolidation Cardiome Shares. All other Cardiome Shares and Cardiome Warrants previously issued will be adjusted to provide for the Share Consolidation.

   As consideration for the Agents' services, the Company will pay the Agents a fee equal to 7% of the aggregate gross proceeds of the Offering including any proceeds resulting from the issuance of Units pursuant to the exercise of the Over-Allotment Option and the Greenshoe Option. The Company also will issue to the Agents, or as directed by the Agents, the Brokers' Warrants to purchase that number of Units that is equal to 10% of the total number of Units sold pursuant to the Offering (including any Units sold pursuant to the exercise of the Over-Allotment Option and/or the Greenshoe Option), exercisable at a price equal to $0.95, for a term expiring 24 months from the closing of the Offering. This Prospectus also qualifies the distribution of the Brokers' Warrants (one-half of such warrants in the Province of Ontario).

   The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under Canadian securities legislation and to contribute to payments that the Agents may be required to make in respect thereof, and to pay the Agents' reasonable costs in respect of the Offering. The Company has also agreed with the Agents that should the Company enter into an Alternative Transaction (defined below) prior to March 1, 2002, the Company shall pay to the Agents a fee equal to U.S.$150,000 together with all of the Agents' expenses and disbursements incurred to the date of such transaction. An "Alternative Transaction" means an issuance of securities of the Company in excess of 5% of the total value or number of securities currently outstanding or a business transaction involving the Company or any of its subsidiaries including, without limitation, a merger, amalgamation, arrangement, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or any similar transaction other than issuances of securities pursuant to (A) the Acquisition or (B) as provided for in the Agency Agreement.

   The Company has agreed in favour of the Agents that, during the period ending 120 days after the Closing Date, it will not, except in certain circumstances, directly or indirectly, issue or sell or offer for sale any Cardiome Shares or other securities convertible into or exchangeable for Cardiome Shares, or agree to do so, or announce publicly its intention to do so, without having first obtained the prior written consent of the Agents, except for: (i) the granting of incentive stock options pursuant to its Stock Option Plan (ii) the issuance of Cardiome Shares upon the exercise of such incentive stock options or other outstanding options, warrants, convertible securities or commitments to issue securities; or (iii) the issuance of Cardiome Shares in connection with the exercise, if any, of the Greenshoe Option.

   Pursuant to policy statements of the Commission des valeurs mobilieres du Quebec and the Ontario Securities Commission, the Agents may not, throughout the period of distribution under this Prospectus, bid for or purchase Cardiome Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSE relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Cardiome Shares.

   The Units have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act. This Prospectus does not constitute an offer or solicitation of an offer to sell or the solicitation of an offer to buy, by or on behalf of the Company in the United States. The Agency Agreement enables the Agents, through their U.S. broker-dealer sub-agent or sub-agents to offer and sell the Units in the United States only to accredited investors (as defined in Rule 501(a) of Regulation D under the 1933 Act) in accordance with Rule 506 of Regulation D under the 1933 Act. In addition, until 40 days after the date of this Prospectus, any offer or sale of the Units, Cardiome Shares or Cardiome Warrants in the United States by any dealer, whether or not participating in this Offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

   The Company has agreed with the Agents that within 30 days following the closing of the Offering (the "Filing Date"), the Company will use its best

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efforts to prepare and file a registration statement (the "Registration
Statement") for the resale in the United States of the Cardiome Shares and Cardiome Warrants issued to investors in the United States and issuable pursuant to the exercise of certain of the Brokers' Warrants. The Company will use its best efforts to ensure that the Registration Statement is declared effective within 90 days of the Filing Date. The Company has agreed to make such filings as are necessary to keep the Registration Statement effective until the earlier of (i) the date the applicable holders of the Cardiome Shares (including the Cardiome Warrants and Brokers' Warrants) have completed the distribution described in the Registration Statement or (ii) the time that such shares are no longer, by reason of Rule 144(k) under the 1933 Act, required to be registered for the sale thereof by such holders.

   The Agency Agreement provides that the completion of the Offering is conditional upon: (i) all matters pertaining to the Acquisition having been completed in escrow in accordance with and on the terms and conditions set forth in the Acquisition Agreement, subject only to the completion of the Minimum Offering, and (ii) the Company having obtained the approval of the TSE to the listing of the Cardiome Shares forming part of the Units and the Cardiome Shares issuable upon exercise of the Cardiome Warrants and Brokers' Warrants prior to closing.

   The Offering will not continue for a period of more than 90 days after the date of the receipt for the final prospectus if subscriptions representing the Minimum Offering are not obtained within that period, unless each of the persons or companies who subscribed within that period has consented to the continuation of the Offering. During the 90 day period, funds received from subscriptions will be held by a depository who is a registrant, bank or trust company and if the Minimum Offering is not raised or the Acquisition is not completed, the funds will be returned to the subscribers without interest or deduction unless the subscribers have otherwise instructed the depository.

   The TSE has conditionally approved the listing of the Cardiome Shares being distributed under the Offering and the Cardiome Shares issuable upon exercise of the Cardiome Warrants and the Brokers' Warrants (including any Cardiome Shares to be issued and sold by the Company pursuant to the Over-Allotment Option and the Greenshoe Option, if exercised by the Agents). Listing is subject to the Company fulfilling all of the requirements of the TSE on or before May 6, 2002.

   The Offering Price of the Units has been determined by negotiation between the Company and the Agents.

                       DESCRIPTION OF SECURITIES OFFERED

Cardiome Shares

   All of the authorized 200,000,000 Cardiome Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No Cardiome Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCCA, and after the continuation of the Company under the CBCA, will be contained in the CBCA.

Cardiome Warrants

   Each Cardiome Warrant will entitle the holder to purchase one Cardiome
Share at $1.66 until the Expiry Date. The Cardiome Warrants will be issued pursuant to and will be governed by the provisions of a warrant indenture to be entered into on or before the Closing Date between the Company and Pacific Corporate Trust Company (the "Warrant Indenture"). The Warrant Indenture will contain, among other things, the following provisions:

(a) the Warrants will be transferable, subject to compliance with applicable securities laws;

(b) the Cardiome Warrants, including the number of Cardiome Shares issuable upon exercise or deemed exercise thereof, may be subject to adjustment upon the occurrence of certain stated events, including the subdivision or consolidation of Cardiome Shares, certain distributions of Cardiome Shares, or securities convertible into or exchangeable for Cardiome Shares, or of other securities or assets of the Company, certain offerings of rights, warrants or options and certain capital reorganizations;

(c) the holder of Cardiome Warrants will not become a shareholder of the Company by virtue of holding such Cardiome Warrants;

(d) no fractional Cardiome Warrants will be issued, with fractions of 0.5 or more rounded up and fractions of less than 0.5 rounded down to the nearest whole number; and

(e) Cardiome Warrants not exercised by the Expiry Date shall be void and have no effect.

               PRICE RANGE AND TRADING VOLUMES OF CARDIOME SHARES

   The following table sets forth the trading history of the Cardiome Shares on the TSE and CDNX (or its predecessors) during the periods noted:


================================================================================
             Period                     High (Cdn$)   Low (Cdn$)   Volume (#)
--------------------------------------------------------------------------------
Quarter ended February 28, 2000(1)          1.55         0.47       5,958,977
--------------------------------------------------------------------------------
Quarter ended May 31, 2000(1)               2.71         1.08      11,119,492
--------------------------------------------------------------------------------
Quarter ended August 31, 2000(1)            1.69         1.16       3,213,118
--------------------------------------------------------------------------------
Quarter ended November 30, 2000             1.80         1.02       4,076,976
--------------------------------------------------------------------------------
Quarter ended February 28, 2001             1.15         0.50       2,158,165
--------------------------------------------------------------------------------
Quarter ended May 31, 2001                  0.95         0.60       2,104,049
--------------------------------------------------------------------------------
Month ended June 30, 2001                   0.98         0.77         395,543
--------------------------------------------------------------------------------
Month ended July 31, 2001                   0.95         0.80         588,500
--------------------------------------------------------------------------------
Month ended August 31, 2001                 0.83         0.65         376,556
--------------------------------------------------------------------------------
Month ended September 30, 2001              0.73         0.55         236,656
--------------------------------------------------------------------------------
Month ended October 31, 2001                0.89         0.40         720,255
--------------------------------------------------------------------------------
November 1 to November 21, 2001             0.85         0.67         418,700
--------------------------------------------------------------------------------
Month ended December 31, 2001               0.90         0.64         548,325
--------------------------------------------------------------------------------
Month ended January 31, 2002                1.30         0.88       1,759,637
--------------------------------------------------------------------------------
February 1 - 27, 2002                       1.06         0.85         930,990
================================================================================

(1) Information based on the trading of the Cardiome Shares on the CDNX or its predecessor.

                                  PRIOR SALES

   During the 12 months preceding the date of this Prospectus, the Company has sold the following Cardiome securities:

================================================================================
                      Number of      Price per                       Net Cash
     Date            Common Share   Common Share    Commission       Received
--------------------------------------------------------------------------------
October 5 and 10, 2001   1,834,333(1)   $0.60        $28,042(2)    $1,072,558
--------------------------------------------------------------------------------
October 15, 2001            20,000      $0.80            Nil       $   16,000(2)
================================================================================

(1) Special Warrants each exercisable for no additional consideration into one Cardiome Share and one half of one share purchase warrant. Each whole share purchase warrant is exercisable into one Cardiome Share at a price of $0.80 until October 10, 2003.
(2) Aggregate commissions of $28,042 were paid to a finder in respect of 667,667 Special Warrants. In addition, the Company issued warrants entitling the finder to acquire 66,766 Cardiome Shares at a price of $0.60 per share until October 10, 2003.
(3) Deemed price of Cardiome Shares issued to UBC under a technology assignment agreement.

                                RISK FACTORS

   For the purpose of this Risk Factors section, "Company" refers to Cardiome and its subsidiaries, including, but not limited to, Paralex (assuming the Acquisition is completed). Investment in the securities offered under this Prospectus must be considered highly speculative due to the nature of the business of the Company and its present stage of development. Specific risk factors to be considered by a prospective investor include, but are not limited to, the following:

No Developed or Approved Products

   The Company is in the early drug discovery and development stage and is subject to all of the risks inherent in the establishment of a new business enterprise. The Company's proposed products are currently in the research and development stage and little or no revenues have been generated to date from product sales, nor are any product revenues expected for at least the immediate future, if ever. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business. The risks include, but are not limited to the possibilities that any or all of the Company's potential products will be found to be ineffective or, that the products, once developed, although effective, are not economical to market, that third parties hold proprietary rights that preclude the Company from marketing such products or that third parties market superior or equivalent products or the Company fails to receive necessary regulatory clearances for its proposed products. To achieve profitable operations, the Company must successfully develop, obtain regulatory approval for, introduce and successfully market, at a profit, products that are currently in the research and development phase. Most of the pre-clinical research and clinical development work and testing for the Company's product candidates remains to be completed. The Company is currently not profitable, and no assurance can be given that the Company's research and development efforts will be successful, that required regulatory approvals will be obtained, that any product will be safe and effective, that any products, if developed and introduced, will be successfully marketed or achieve market acceptance or that products can be marketed at prices that will allow profitability to be achieved. Failure of the Company to successfully develop, obtain regulatory approval for, or introduce and market its products under development would have a material adverse effect on the business, financial condition and results of operations of the Company.

   This Prospectus includes estimates by the Company and Paralex of the number of patients who have received or might have been candidates to use a specific product of the Company or Paralex. There can be no assurance that such estimates accurately reflect the true market or the extent to which such product, if successfully developed, will actually be used by patients. Furthermore, there can be no assurance that the Company's or Paralex's sales of such product, if any, for such uses will be profitable even if patient use occurs.

Limited Revenues; History of Significant Losses; Accumulated Deficit

   The Company has had no sales revenue to date. Although the Company has been involved with pharmaceuticals since 1992, it has been engaged only in research and development. The Company has generated limited non-sales revenue and has incurred significant operating losses, including net losses of $7,157,885, $6,495,636, and $4,451,320 for the years ended November 30, 2001, 2000 and 1999 respectively. The Company's revenues were $632,243 and $723,352 for the year ended November 30, 2001 and 2000 respectively. The future growth and profitability of the Company will be principally dependent upon its ability to successfully complete development of, obtain regulatory approvals for, and market or license its proposed products. Accordingly, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. The Company anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed products and expects these expenses to result in continuing and significant operating losses until such time as the Company is able to achieve adequate revenue levels. There can be no assurance that the Company will be able to significantly increase revenues or achieve profitable operations.

Paralex History of Operating Losses and Accumulated Deficit and No Certainty of Profitability

   Paralex has incurred operating losses since its inception in January 2001.
As of November 30, 2001, Paralex's accumulated deficit was U.S.$240,434 which amount has increased to date. To date, Paralex has relied on bank loans to fund its operations. Paralex expects to incur significant increasing operating losses over the next several years, primarily due to the expansion of its research and development programs, including pre-clinical studies and clinical trials for its products under development. The negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Paralex's ability to achieve profitability depends upon its ability to discover and develop products, obtain regulatory approval for its proposed products, and enter into agreements for product development, manufacturing and commercialization. There can be no assurance that Paralex will ever achieve any revenue or profitable operations from the sale of its proposed products.

Future Capital Needs; Uncertainties of Additional Funding

   The Company will require substantial capital resources in order to conduct its operations. The Company's future capital requirements will depend on many factors, including, among other things, the following: continued scientific progress in its discovery, research and development projects; the magnitude and scope of these activities; the ability of the Company to establish corporate collaborations and licensing arrangements; progress with pre-clinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; the potential need to develop, acquire or license new technologies and products; and other factors not within the Company's control. The Company intends to seek such additional funding through corporate collaborations, public or private equity or debt financing and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all. Additional equity financing could result in significant dilution to shareholders. If sufficient capital is not available, the Company may be required to delay, reduce the scope of, eliminate or divest of one or more of its discovery, research or development projects, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Volatility of Share Price

   The market prices for the securities of biotechnology companies, including the Company's, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. See "Price Range and Trading Volume of Cardiome Shares". Certain factors such as announcements by the Company, competition by new therapeutic products or technological innovations, government regulations, fluctuations in the operating results of the Company, results of clinical trials, public concern on safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of the Cardiome Shares.

No Assurance of Regulatory Approval and Potential Delays

   The pre-clinical studies and clinical trials of any products developed by the Company or its corporate collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any products resulting therefrom are subject to regulation by federal, provincial, state and local governmental authorities in the United States, principally by the FDA, in Canada by the TPD and by other similar agencies in other countries. Any product developed by the Company or its corporate collaborators must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval or clearance. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by the Company or its corporate collaborators, impose significant additional costs on the Company and its corporate collaborators, diminish any competitive advantages that the Company or its corporate collaborators may attain and adversely affect the Company's ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with the Company.

   Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing Good Manufacturing Practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

   The Company is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with the Company's discovery, research and development work. In addition, the Company cannot predict the extent of government regulations which might have an adverse effect on the discovery, development, production and marketing of the Company's products, and there can be no assurance that the Company will not be required to incur significant costs to comply with current or future laws or regulations or that the Company will not be adversely affected by the cost of such compliance.

   The Company believes it can use the safety and efficacy data from clinical trials of oxypurinol in the gout application, to advance the clinical trial process of oxypurinol for the treatment of CHF. However, there can be no assurance that the FDA will accept this prior clinical data for the CHF application or that the Company will be able to proceed with Phase II studies with oxypurinol for CHF.

No Assurance of Market Acceptance

   There can be no assurance that any products successfully developed by the Company or its corporate collaborators, if approved for marketing, will ever achieve market acceptance. The Company's products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Company or its corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Company or its corporate collaborators.

Substantial Competition

   The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as the Company.

   Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than the Company. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to those of the Company. These companies and institutions compete with the Company in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to the Company's projects. The Company will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than the Company and its corporate collaborators, or that such competitive products will not render the Company's products obsolete.

Dependence Upon Key Personnel

   The Company is dependent on certain key directors, officers, employees, consultants and scientific advisors, the loss of whose services might significantly delay or prevent the Company's achievement of its scientific or business objectives. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the success of the Company. There can be no assurance that the Company will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company does not maintain "key person" life insurance on any of its officers, employees or consultants. The Company also has relationships with scientific collaborators at academic and other institutions, some of whom conduct research at the Company's request or assist the Company in formulating its research and development strategy. These scientific collaborators are not employees of the Company and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to the Company. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to those of the Company.

No Assurance Regarding Licensing of Proprietary Technology Owned by Others

   The manufacture and sale of any products developed by the Company will involve the use of processes, products, or information, the rights to certain of which are owned by others. Specifically, the rights to oxypurinol are held by Paralex under license pursuant to the JHU License and the ILEX License.
Although the Company and Paralex have obtained licenses or rights with regard to the use of certain of such processes, products, and information, there can be no assurance that such licenses or rights will not be terminated or expire during critical periods, that the Company and Paralex will be able to obtain licenses or other rights which may be important to it, or, if obtained, that such licenses will be obtained on favourable terms. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future.

Proprietary Technology: Unpredictability of Patent Protection

   The Company's success will depend in part upon its ability and that of its future corporate collaborators, if any, to obtain strong patent protection or licenses to well protected patents. The composition of matter patents for oxypurinol, Paralex's key drug candidate, have expired. The JHU License provides for patent rights as they relate to the commercial use of XO Inhibitors for cardiovascular disease via the sensitizing of muscle cells to calcium ions. There is no assurance that this is the method of action of XO Inhibitors. In order to obtain patent protection surrounding oxypurinol, Paralex will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of oxypurinol. The Company intends to file, when appropriate, patent applications with respect to inventions. There can be no assurance, however, that any patents will be issued or that, if issued, they will be of commercial value. In addition, it is impossible to anticipate the breadth or degree of protection that patents will afford products developed by the Company or the underlying technology. There can be no assurance that (i) any patents issued covering such products or any patents licensed to the Company will not be successfully challenged; (ii) such products will not infringe the patents of third parties; or (iii) patents of third parties may not have to be designed around, potentially causing increased costs and delays in product development and introduction or precluding the Company from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which the Company may wish or need to obtain licenses thereunder, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing and in that case the income of the Company could be reduced. If licenses cannot be obtained on an economical basis, delays in market introduction of the Company's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If the Company determines to defend or contest the validity of patents relating to its products or the products of a third party, the Company could incur substantial legal expenses with no assurance of success.

   In certain instances, the Company may elect not to seek patent protection but instead rely on the protection of its technology by secrecy and confidentiality agreements. The value of the Company's assets so protected could be reduced to the extent that other persons obtain patents, or such secrecy and confidentiality agreements are breached or become unenforceable. There can be no assurance that others may not independently develop or obtain similar technology and such others may be able to market competing products and obtain regulatory approval through a showing of equivalency to a Company product which has obtained regulatory approvals, without being required to undertake the same lengthy and expensive clinical studies that the Company would have already completed.

   Litigation may also be necessary to enforce patents issued or licensed to the Company or its corporate collaborators or to determine the scope and validity of a third party's proprietary rights. The Company could incur substantial costs if litigation is required to defend itself in patent suits brought by third parties, if the Company participates in patent suits brought against or

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Page 69

initiated by its corporate collaborators of if the Company initiates such suits. There can be no assurance that funds or resources would be available to the Company in the event of any such litigation. Additionally, there can be no assurance that the Company or its corporate collaborators would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject the Company to significant liabilities, require disputed rights to be licensed from other parties or require the Company or its corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

Management of Growth

   The Company's future growth, if any, may cause a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in the Company's operational, financial, manufacturing and management information systems could have a material adverse effect on the Company's business, financial condition, and results of operations. In particular, the anticipated benefits of the Acquisition will not be achieved unless Cardiome and Paralex are successfully combined in a smooth and timely manner (Paralex and Cardiome may be referred to herein as the "Combined Company"). That combination will require integration of the Combined Company's research and development and administrative operations. The transition to a combined company may require substantial attention from management, which has limited experience in integrating companies. Moreover, the management of the Combined Company may include personnel who are not currently employed by either Cardiome or Paralex. The diversion of management attention and any difficulties encountered in the transition process could have an adverse impact on the ability of the Combined Company to successfully pursue the development of the drug candidates expected to be retained by the Combined Company. Moreover, the costs of the Acquisition (including redundant operating costs that may be incurred for a period of time following consummation of the Acquisition) may be substantial. In addition, the rate at which cash is used by the Combined Company may exceed the rate at which cash is presently used by either Cardiome or Paralex. The risks associated with the absorption by the Combined Company of these expenses and ongoing cash requirements will increase the pressure on the Combined Company to achieve synergistic cost reductions as rapidly as possible and, if the Combined Company is unable to do so, its financial position may be impaired. There can be no assurance of the extent to which cost savings and efficiencies will be achieved by the Combined Company. Moreover, although the companies believe that beneficial synergies will result from the Acquisition, there can be no assurance that combining the two companies' businesses, even in an efficient, effective and timely manner, will result in combined results of operations and financial condition superior to what would have been achieved by each company independently.

Control by Current Officers, Directors and Principal Stockholders

   Upon closing of the Acquisition and the Offering, the directors of the Reconstituted Board, executive officers and principal shareholders of the Company will own a substantial number of the outstanding Cardiome Shares. Accordingly, the Company's executive officers, directors, principal shareholders will have the ability to exert substantial influence over the election of the Company's Board and the outcome of issues submitted to the Company's shareholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of the Company, including transactions in which shareholders might otherwise recover a premium for their shares over their current market prices.

Uncertainty of Listing on Nasdaq National Market, Small Cap Market or American Stock Exchange

   Cardiome intends to effect the Share Consolidation for the purpose of complying with the applicable and potentially applicable listing criteria of either Nasdaq National Market, Nasdaq SmallCap or the American Stock Exchange ("AMEX"). The price of the Cardiome Shares might not increase proportionately with the decrease in the number of outstanding shares, and there can be no assurance that any price increase resulting from the Share Consolidation can be sustained for any period of time. Accordingly, subsequent share consolidations could be required in order to comply with minimum bid requirements. Subsequent

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Page 70

share consolidations may result in the Company failing to meet the minimum public float requirement. Accordingly, the Company may not be capable of complying with all of the listing criteria required to be complied with to continue a Nasdaq National Market or SmallCap Market or an AMEX listing. Additionally, the Company may not be able to maintain the minimum shareholders' equity, market capitalization, net income, public float, market maker and number of shareholder requirements in order to obtain and/or maintain a listing on Nasdaq National Market, Nasdaq SmallCap Market or AMEX.

No Assurance of Successful Manufacturing

   The Company has no experience manufacturing commercial quantities of products and does not currently have the resources to manufacture any products that it may develop. Accordingly, if the Company were able to develop any products with commercial potential, the Company would either be required to develop the facilities to manufacture independently or be dependent upon securing a contract manufacturer or entering into another arrangement with third parties to manufacture such products. There can be no assurance that the Company would be able independently to develop such capabilities or that the terms of any such arrangement would be favourable enough or available to permit the products to compete effectively in the marketplace. The Company intends to contract with ILEX or others for the manufacture of oxypurinol. The Company may need to contract with additional manufacturers. There can be no assurance, however, that the Company will be able to identify and qualify any such manufacturers, and, if able to do so, that any such manufacturing agreements will contain terms that are favourable to the Company, if at all. The Company has and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. There can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Company's needs with respect to timing, quantity and quality. If the Company is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Company's research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Company's business, financial condition and results of operations.

Delays from Non-compliance with Good Manufacturing Practices

   The manufacture of the Company's pharmaceutical products, if any, will be subject to current GMP or similar regulations prescribed by the FDA in the United States, the TPD in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. There can be no assurance that the Company or any entity manufacturing products on behalf of the Company will be able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of the Company's proposed products. Failure or delay by any manufacturer of the Company's products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on the Company.

No Assurance of Successful Marketing

   Although certain members of the Company have experience in marketing pharmaceutical products, the Company does not currently have the resources to market the products that it may develop. Marketing of new products and processes presents greater risks than are posed by the continued marketing of proven products and processes. Accordingly, if the Company is able to develop any products with commercial potential, the Company would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide a substantial portion of the financial and other resources needed to market such products. There can be no assurance that the Company would be able to develop such a marketing capability or enter into such joint venture, license or other arrangement with a third party on favourable terms or at all. In any event, extensive licensing or joint venture agreements might result in lower level of income to the Company than if the Company marketed the products itself.

Dependence on and Management of Corporate Collaborations

   The success of the Company's business strategy is largely dependent on its ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of its pharmaceutical products, and to effectively manage the relationships that may come to exist as a result of this strategy. The Company is currently seeking additional corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any such corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of the Company's products or the generation of significant revenues. The AstraZeneca License Agreement provides for the development and commercialization of RSD1122. There can be no assurance that AstraZeneca will proceed with clinical development of RSD1122 or, if they do proceed with clinical development, that RSD1122 will become a commercially viable pharmaceutical product.

   Because the Company enters into research and development collaborations at an early stage of product development, the Company's success is highly reliant upon the performance of its future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by corporate collaborators are not within the direct control of the Company, and there can be no assurance that any of the Company's future or existing corporate collaborators will commit sufficient resources to the Company's research and development projects or the commercialization of its products. There can be no assurance that the Company's corporate collaborators, if any, will perform their obligations as expected. There can also be no assurance that the Company's future and existing corporate collaborators will not pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with the Company or that disputes will not arise with respect to ownership of technology developed under any such corporate collaborations.

   Because the success of the Company's business is largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from the Company's management team and effective allocation of the Company's resources. There can be no assurance that the Company will be able to simultaneously manage a number of corporate collaborations.

Exposure From Product Liability Claims

   The products the Company will attempt to develop will, in most cases, undergo extensive clinical testing and will require FDA and TPD approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that products which are defective or to which patients react in an unexpected manner, or which are alleged to have side effects, will be sold. The sale of such products may expose the Company to potential liability resulting from the use of such products. Additionally, the Company may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although the Company's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on the Company in excess of existing insurance coverage, if any, may have a material adverse impact on the Company. In addition, any liability that the Company may have as a result of the manufacture of any products could have a material adverse effect on the Company's financial condition, business and operations, to the extent insurance covering any such liability is not available. At present, the Company has secured product liability coverage for the Phase I and II clinical trials of RSD1235. The Company also has liability coverage for the Phase I and II clinical trials of CP1, a drug candidate for acute unproductive cough. Currently, the Company has no other product liability insurance. It is anticipated that insurance equivalent to that customarily maintained by other entities in the Company's industry and of its approximate size will be carried by the Company against such product liability claims in the future. However, obtaining insurance of all kinds has become increasingly more costly and difficult and there can be no assurance that any such insurance will be available at all, available on commercial terms or, if obtained, will be sufficient to satisfy asserted claims.

Risks Associated With The Use of Hazardous Materials

   The Company's research and development may involve the controlled use of hazardous materials and chemicals. The Company is subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. There can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or that the Company's business, financial condition and results of operations will not be material, and adversely affected by the current or future environmental laws or regulations.

Uncertainty of Product Pricing, Reimbursement And Related Matters

   The Company's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means. In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While the Company cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of the Company's potential products. Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which the Company conducts its business. Such changes also could have a material adverse effect on the Company's ability to raise capital. Moreover, the Company's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on the Company's business, financial condition and results of operations.

   In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore significant uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis. Finally, given the above potential market constraints on pricing, the availability of competitive products in these markets may further limit the Company's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of the Company's products, the market acceptance of the Company's products would be adversely affected.

Dilution

   The completion of the Acquisition and the Offering and the exercise of warrants and issuance of shares and the completion of further equity financing, if available, will result in substantial dilution to Cardiome Shareholders.

Conflicts of Interest

   Certain of the directors and officers of the Company and Paralex may serve as directors or officers of other companies or have shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company or Paralex may participate, conflicts of interest may arise which may be harmful to the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company or Paralex, a director who has such a conflict is required to advise the board of his or her conflict, and abstain from voting for or against the approval of the matter before the meeting. In accordance with the corporate laws affecting the Company, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. See also "Interest of Management and Others in Material Transactions".

No Dividends

   To date, the Company has not paid any dividends on the Cardiome Shares and does not intend to declare any dividends in the foreseeable future.

                               LEGAL PROCEEDINGS

   To the knowledge of the signatories hereto, neither the Company nor Paralex is a party to any outstanding legal proceedings or any contemplated legal proceedings that are material to the business and affairs of the Company or Paralex.

                    AUDITOR, TRANSFER AGENT AND REGISTRARS

   The auditor of the Company and Paralex is Ernst & Young LLP, Chartered Accountants, located at Pacific Centre, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.

   The Company's registrar and transfer agent for the Cardiome Shares and Cardiome Warrants is Pacific Corporate Trust Company, located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, PO Box 56, Toronto, Ontario, M5L 1B9.

                              MATERIAL CONTRACTS

   The material contracts entered into within two years of the date of this Prospectus by Cardiome and/or its subsidiaries and Paralex are as follows:

Cardiome

1. AstraZeneca License Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

2. Antalium Collaborative Research and License Agreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

3. Introduction Agreement dated August 10, 2001 between Cardiome and Paramount. See "Acquisition of Paralex - The Acquisition Agreement - Introduction Fee".

4. Employment Agreement dated March 19, 1998, and as amended effective March 20, 2001, between the Company and Robert W. Rieder, President and CEO. See "Executive Compensation - Employment Contracts of Named Executive Officers".

5.   Employment Agreement dated June 5, 2001 between the Company and Dr. Alan
     M. Ezrin, CSO. See "Executive Compensation - Employment Contracts of Named Executive Officers".

6.   Employment Agreement dated July 16, 2001 between the Company and Gregory
     N. Beatch, Vice-President, External Scientific Affairs. See "Executive Compensation - Employment Contracts of Named Executive Officers".

7. Employment Agreement dated September 18, 2000, between the Company and Barry Johnson, Director of Pharmacology. See "Executive Compensation - Employment Contracts of Named Executive Officers".

8. Employment Agreement dated September 8, 1998, as amended effective August 1, 2001, between the Company and Grace Jung. See "Executive Compensation - Employment Contracts of Named Executive Officers".

9. Acquisition Agreement. See "Acquisition of Paralex - The Acquisition Agreement".

10. Agency Agreement dated February 28, 2002 between the Company and the Agents. See "Plan of Distribution".

Paralex

11. Promissory Note (the "Note") dated January 30, 2002 granted by Paralex to Bank of America as security for a line of credit for up to U.S.$490,000. The facility bears interest at 4.40% per annum and is due on January 20, 2003. The loan will be repaid from the proceeds of the Offering. The Note is guaranteed by Lindsay A. Rosenwald. M.D.

12. JHU License. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

13. ILEX License. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

14. MarbanAgreement. See "Business of the Company Post Acquisition - Licenses and Collaborative Research Agreements".

   The above agreements, other than the AstraZeneca License Agreement, may be inspected at the office of counsel for the Company, Catalyst Corporate Finance Lawyers, at Suite 1400, 1055 West Hastings St., Vancouver, B.C., during normal business hours while the distribution of the securities offered hereunder is in progress and for a period of 30 days thereafter.

                           PURCHASERS' STATUTORY RIGHTS

   Securities legislation in certain of the provinces in Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several provinces, securities legislation further provides a purchaser with remedies for rescission or damages where the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province.

   The purchaser should refer to the applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Page F-1

                           INDEX TO FINANCIAL STATEMENTS

Auditors' Report on Consolidated Financial Statements of Cardiome Pharma Corp.                        F-2

Consolidated Financial Statements of Cardiome Pharma Corp.                                            F-3

Notes to Consolidated Financial Statements of Cardiome Pharma Corp.                                   F-6

Auditors' Report on Financial Statements of Paralex, Inc.                                             F-35

Financial Statements of Paralex, Inc.                                                                 F-36

Notes to Financial Statements of Paralex, Inc.                                                        F-40

Compilation Report on Unaudited Pro Forma Consolidated Financial Statements
 of Cardiome Pharma Corp.                                                                             F-46

Unaudited Pro Forma Consolidated Financial Statements of Cardiome Pharma Corp.                        F-47

Notes to Unaudited Pro Forma Consolidated Financial Statements of Cardiome Pharma Corp.               F-49

Page F-2


                                AUDITORS' REPORT



To the Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have audited the consolidated balance sheets of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended November 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended November 30, 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied except for the change in the method of accounting for income taxes as explained in note 3[a] to the financial statements, on a consistent basis.

As discussed in note 3 to the financial statements, the Company retroactively changed its policies for revenue recognition and its method of determining loss per common share.


February 8, 2002 (except as to note 19[a] which is
as of February 15, 2002 and note 19[c] which is
as of February 28, 2002).                                 /s/ Ernst & Young LLP
                                                          Chartered Accountants

  Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated February 8, 2002 (except as to note 19[a] which is as of February 15, 2002 and note 19[c] which is as of February 28,
2002) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.


Vancouver, Canada,
                                                          /s/ Ernst & Young LLP
February 8, 2002.                                         Chartered Accountants

Page F-3

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)
Incorporated under the laws of British Columbia

                           CONSOLIDATED BALANCE SHEETS
          [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                               (expressed in Canadian dollars)



                                                      2001               2000
                                                        $                  $
--------------------------------------------------------------------------------
                                                                     [restated -
                                                                  see note 3[b]]
ASSETS
Current
Cash and cash equivalents [note 5]                1,381,750           3,247,479
Short-term investments [notes 5, 9 and 10]        2,801,830           6,971,661
Amounts receivable and other [notes 6 and 15]       247,211             390,912
--------------------------------------------------------------------------------
Total current assets                              4,430,791          10,610,052
Capital assets [note 7]                             302,583             452,970
Other assets [note 8]                             1,536,249           2,009,018
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 15]  907,700             999,702
Current portion of capital lease obligations            -                41,145
Current portion of long-term debt [note 10]             -                50,161
--------------------------------------------------------------------------------
Total current liabilities                           907,700           1,091,008
Deferred revenue                                  1,348,374           1,499,598
--------------------------------------------------------------------------------
Total liabilities                                 2,256,074           2,590,606
--------------------------------------------------------------------------------
Commitments [note 12]

Shareholders' equity
Share capital [note 11]                          32,251,393          32,235,393
Special warrants [note 11[c]]                       966,000                 -
Contributed surplus [note 11[f]]                  1,192,266           1,056,266
Deficit                                         (30,396,110)        (22,810,225)
--------------------------------------------------------------------------------
Total shareholders' equity                        4,013,549          10,481,434
--------------------------------------------------------------------------------
                                                  6,269,623          13,072,040
================================================================================

See accompanying notes

On behalf of the Board:

                       /s/Robert W. Rieder                  /s/Colin R. Mallet
                          Director                             Director

Page F-4

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -             [restated -
                                                                         see notes 3[b] and 3[c]]   see note 3[c]]
REVENUE
Research collaborative, licensing and
option fees [notes 3[b] and 13]                            197,028                92,095                482,876
Grant income                                                88,137               135,363                 45,810
Interest and other income                                  347,078               495,894                258,395
------------------------------------------------------------------------------------------------------------------
                                                           632,243               723,352                787,081
------------------------------------------------------------------------------------------------------------------

EXPENSES [note 15]
Research and development [note 18]                       5,498,838             4,732,656              3,585,593
General and administration [note 18]                     1,741,193             1,569,044                997,890
Amortization                                               550,097               917,288                654,918
------------------------------------------------------------------------------------------------------------------
                                                         7,790,128             7,218,988              5,238,401
------------------------------------------------------------------------------------------------------------------
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)

Deficit, beginning of year                             (22,810,225)          (16,314,589)           (11,863,269)
Adjustment for future income taxes [note 3[a]]            (428,000)                  -                      -)
------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                   (30,396,110)          (22,810,225)           (16,314,589)
------------------------------------------------------------------------------------------------------------------

Net loss per common share [notes 3[c] and 11[h]]             (0.17)                (0.17)                 (0.17)
------------------------------------------------------------------------------------------------------------------

Weighted average number of
     common shares outstanding [notes 3[c] and 11[h]]   41,218,314            37,436,839             26,831,730
------------------------------------------------------------------------------------------------------------------

See accompanying notes

Page F-5

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          [See Note 1 - Nature of Operations and Basis of Presentation]

Years ended November 30                          (expressed in Canadian dollars)


                                                             2001                  2000                  1999
                                                               $                     $                     $
------------------------------------------------------------------------------------------------------------------
                                                                               [restated -
                                                                               see note 3[b]
OPERATING ACTIVITIES
Loss for the year                                       (7,157,885)           (6,495,636)            (4,451,320)
Add items not affecting cash:
     Amortization                                          550,097               917,288                654,918
     Stock-based compensation                              136,000                16,000                    -
Changes in non-cash working capital items relating
     to operations:
     Amounts receivable and other                          143,701              (132,396)                18,744
     Accounts payable and accrued liabilities             (214,156)              253,458                227,062
     Deferred revenue                                     (151,224)            1,499,598                    -
------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                       (6,693,467)           (3,941,688)            (3,550,596)
------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of share capital                                      -               8,009,619              5,412,353
Issuance of special warrants                               966,000                   -                      -
Payment on obligations under capital leases                (41,145)              (60,602)               (71,221)
Repayment of long-term debt                                (50,161)              (68,829)               (61,830)
------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                      874,694             7,880,188              5,279,302
------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                 (74,776)             (179,085)               (60,190)
Patent costs capitalized                                  (125,090)             (324,445)              (168,160)
Short-term investments                                   4,169,831            (4,396,494)            (1,210,917)
Increase in deferred acquisition costs                     (16,921)                  -                      -
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investing activities          3,953,044            (4,900,024)            (1,439,267)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
    during the year                                     (1,865,729)             (961,524)               289,439
Cash and cash equivalents, beginning of year             3,247,479             4,209,003              3,919,564
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                   1,381,750             3,247,479              4,209,003
------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
     Interest paid                                           5,369                15,850                 27,704


See accompanying notes

Page F-6

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)




1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cardiome Pharma Corp. (the "Company") was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. On June 24, 1992, the Company changed its name to Nortran Pharmaceuticals Inc. On June 20, 2001, the Company changed its name to Cardiome Pharma Corp. The Company is a drug discovery company engaged in the treatment of pathologies and conditions which are mediated by cellular ion channels. The Company's primary focus is the discovery and development of drugs designed to prevent cardiac arrhythmias. To date, the Company has not yet determined the ultimate economic viability of the drugs and has not commenced commercial operations for its drugs.

The Company's consolidated financial statements for the year ended November 30, 2001 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

The Company has suffered recurring losses and negative cash flows and has an accumulated deficit of $30,396,110 at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon is ability to obtain additional capital. Management expects to raise additional capital through private placements and public offerings [note 19]. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company's operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2. SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 16. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Page F-7

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Principles of consolidation

These consolidated financial statements include the accounts of Cardiome Pharma Corp., its wholly-owned Canadian subsidiaries, Rhythm-Search Developments Ltd.
(RSD) and Atriven Cardiology Inc., and its wholly-owned United States subsidiary, Cardiome, Inc., an inactive company with nominal assets and liabilities. Cardiome, Inc. was incorporated on November 9, 2001 under the General Corporation Law of the State of Delaware. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign currency translation

Monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the year.

Cardiome, Inc. is considered an integrated foreign operation and its accounts are translated using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect at the time of the transactions. Revenue and expense items are translated at the average exchange rate during the year. Foreign exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at lower of cost or market.

Page F-8

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than 90 days to be short-term investments. Short-term investments are considered available for sale and are carried at the lower of cost or market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. The Company records amortization of laboratory, computer and office equipment and web-site development costs on a straight-line basis over 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the term of the lease plus one renewal period. Equipment under capital lease is amortized on a straight-line basis over the shorter of the lease term or 5 years.

Technology, license and patent costs

The fair value of the technology acquired has been recorded as other assets. Technology and licenses are amortized on a straight-line basis over a period of ten years.

The Company capitalizes patent costs associated with the preparation, filing, and obtaining of patents. The cost of the patents is amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

The amounts shown for technology, license and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value, based on estimated future cash flows, the excess of such costs are charged to operations.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Page F-9

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance

Government assistance towards current expenses is included in revenue when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectibility is reasonably assured.

Revenue

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Option fees are recognized when the Company has fulfilled the obligation in accordance with the provisions of the contractual arrangement. Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. When the Company has no further involvement or obligation to perform under the arrangement and the related costs and effort are considered substantial, non-refundable milestones are recognized upon the achievement of the specified milestones. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development of ten years.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Stock based compensation

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11[d]. No compensation is recognized for these plans when common shares are awarded or stock options are granted to officers, directors and employees. Any consideration received on exercise of stock options or the purchase of stock is credited to share capital. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

Page F-10

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Loss per common share

Loss per common share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share has not been presented because outstanding options and warrants are anti-dilutive.


3. CHANGE IN ACCOUNTING PRINCIPLES

[a]   Income taxes

Effective December 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes. The change has been applied retroactively and, as permitted, the comparative financial statements have not been restated. The change in accounting policy resulted in an increase in future tax assets, a decrease in technology, an increase in future tax liabilities and an increase in the deficit at December 1, 2000 of $428,000 and a reduction in amortization expense and net loss for the year ended November 30, 2001 of $102,720. Before the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation.

Page F-11

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


3. CHANGE IN ACCOUNTING PRINCIPLES (cont'd.)

[b]   Revenue recognition

Effective June 1, 2001, the Company changed its accounting policy for recognizing license fees to be consistent with U.S. GAAP, as clarified by Staff Accounting Bulletin 101 ("SAB 101") Revenue Recognition in Financial Statements, which was issued by the U.S. Securities and Exchange Commission in December 1999. License fees, which consist of initial upfront fees and milestone payments are deferred and amortized into revenue on a straight-line basis over the term of the relevant license or related underlying product development period if the Company has future involvement or obligation to perform under the arrangement, as described in note 2. Previously, the Company recognized upfront license fees and milestone payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.

During the year ended November 30, 2001, the change resulted in an increase in research collaborative, licensing, and option fees and a decrease in the net loss of $151,224 from $7,309,109 that would have been reported had the change not been made. This change has been applied retroactively and prior periods have been restated with the following effect:

                                               As originally reported                        As restated
                                              Years ended November 30,                 Years ended November 30,
                                           2001         2000         1999           2001         2000         1999
                                             $            $            $              $            $            $
-----------------------------------------------------------------------------------------------------------------------
Research collaborative, licensing
  and option fees                         197,028     2,081,046      482,876       197,028        92,095       482,876
Loss for the year                      (7,157,885)   (4,496,038)  (4,451,320)   (7,157,885)   (6,495,636)   (4,451,320)
Net loss per common share [note 3[c]]       (0.17)        (0.12)       (0.17)        (0.17)        (0.17)        (0.17)
Deferred revenue                        1,348,374           -            -       1,348,374    (1,499,598)          -
Deficit                               (30,396,110)  (20,810,627) (16,314,589)  (30,396,110)  (22,810,225)  (16,314,589)
-----------------------------------------------------------------------------------------------------------------------

[c]   Loss per common share

Effective September 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("Earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude escrowed shares [note 11[f]] from the weighted average number of common shares outstanding in the calculation of loss per common share. For the year ended November 30, 2001, the change resulted in an increase in the loss per common share of $nil [2000 - $nil; 1999 - $0.01] to $0.17 [2000 - $0.17; 1999 - $0.17]
from $0.17 [2000 - $0.17; 1999 - $0.16] that would have been reported had the change not been made.

Page F-12

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


4. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable and other, and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short-term nature. The long-term debt and the obligations under capital leases bore interest at rates which, in management's opinion, approximated the current interest rates and therefore, approximated their fair value.


5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents include approximately $1,094,000 [2000 - $2,914,000] of commercial papers, bankers' acceptances and term deposits with an average interest rate of 4.64% at November 30, 2001 [2000 - 6.02%]. In addition, cash equivalents include amounts denominated in U.S. dollars aggregating $nil [November 30, 2000 - $1,216,560 (US$792,031)].

Short-term investments comprise mainly commercial papers and term deposits with an average interest rate of 3.23% at November 30, 2001 [2000 - 5.76%] and maturities to April 2002 [2000 - July 2001].


6. AMOUNTS RECEIVABLE AND OTHER

                                                     2001            2000
                                                       $               $
-----------------------------------------------------------------------------

Prepaid expenses                                   147,681         137,287
Interest and other receivables                      99,530         253,625
-----------------------------------------------------------------------------
                                                   247,211         390,912
-----------------------------------------------------------------------------

Page F-13

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


7. CAPITAL ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------
2001
Laboratory equipment                       728,194          509,386     218,808
Computer equipment                         369,468          360,322       9,146
Office equipment                           109,242           67,848      41,394
Leasehold improvements                      29,255            7,765      21,490
Web-site development costs                  13,640            1,895      11,745
--------------------------------------------------------------------------------
                                         1,249,799          947,216     302,583
--------------------------------------------------------------------------------

2000
Laboratory equipment                       583,238          310,588     272,650
Computer equipment                         347,998          299,304      48,694
Office equipment                            98,451           46,585      51,866
Leasehold improvements                      10,093            2,021       8,072
Equipment under capital lease              135,243           63,555      71,688
--------------------------------------------------------------------------------
                                         1,175,023          722,053      452,970
--------------------------------------------------------------------------------

Page F-14

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


8. OTHER ASSETS

                                                        Accumulated     Net book
                                             Cost       amortization      value
                                               $              $             $
--------------------------------------------------------------------------------

2001
Technology                                 2,968,193      2,190,015     778,178
License                                      105,208         52,603      52,605
Patents                                    1,121,198        570,807     550,391
Deferred acquisition costs [note 19[a]]      155,075            -       155,075
--------------------------------------------------------------------------------
Total                                      4,349,674      2,813,425   1,536,249
--------------------------------------------------------------------------------

2000
Technology                                 3,396,193      1,953,115   1,443,078
License                                      105,208         42,082      63,126
Patents                                      996,108        493,294     502,814
--------------------------------------------------------------------------------
Total                                      4,497,509      2,488,491   2,009,018
--------------------------------------------------------------------------------

During the year ended November 30, 2001, the Company recorded additional amortization expense of approximately $nil [2000 - $287,000; 1999 - $nil] with respect to patents no longer directly related to the Company's current focus.


9. CREDIT FACILITY

At November 30, 2001, the Company has available an operating line of credit of $30,000 [2000 - $100,000]. Borrowings under this operating line of credit are collateralized by a cashable certificate of $100,000 [2000 - $100,000] which is included in short-term investments. This credit facility bears interest at the bank's prime rate and is payable on demand. At November 30, 2001 and 2000, there was no outstanding balance drawn on this credit facility.

Page F-15

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


10. LONG-TERM DEBT

                                                           2001            2000
                                                             $               $
--------------------------------------------------------------------------------
Promissory note with interest rate of 10.77%
 per annum, repaid in blended monthly
 instalments of $6,468 per month                             -           50,161

Less: current portion                                        -          (50,161)
--------------------------------------------------------------------------------
                                                             -              -
--------------------------------------------------------------------------------

As collateral, the Company assigned short-term investments with a maturity value of $100,000 to the lender, which were released as collateral in November 2001.

Interest expense during the year ended November 30, 2001 amounted to $1,583 [2000 - $8,788; 1999 - $15,786].

Page F-16

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL

[a]   Authorized

200,000,000 common shares without par value

[b]   Issued

                                                       Number of
                                                     common shares       Amount
                                                           #                $
--------------------------------------------------------------------------------
Balance, November 30, 1998                            27,673,299     19,951,850
Issued for cash upon exercise of options                   5,000          5,000
Issued for cash upon exercise of warrants
 [v] and [vi]                                            939,000        845,100
Issued for cash pursuant to private placements,
 net of issuance costs [iv]                            7,285,643      4,480,090
--------------------------------------------------------------------------------
Balance, November 30, 1999                            35,902,942     25,282,040
Issued for cash upon exercise of options                 178,000        151,190
Issued for cash upon exercise of warrants [iv]           728,564        509,995
Issued for cash pursuant to private placements,
 net of issuance costs [ii] and [iii]                  5,906,342      7,348,434
Return of escrow shares [note 11[f]]                  (1,500,000)    (1,056,266)
--------------------------------------------------------------------------------
Balance, November 30, 2000                            41,215,848     32,235,393
Issued pursuant to a technology assignment
 agreement [i]                                            20,000         16,000
--------------------------------------------------------------------------------
Balance, November 30, 2001                            41,235,848     32,251,393
--------------------------------------------------------------------------------

[i]   In October 2001, the Company issued 20,000 common shares in settlement of an accounts payable balance of $16,000 with respect to a technology assignment agreement.

[ii]   On June 19, 2000, the Company completed a private placement of
5,549,200 special warrants at a price of $1.40 each for total gross proceeds of $7,768,880. Each special warrant was converted into one common share and one half of one common share purchase warrant, for no additional consideration. Each full warrant entitles the holder to acquire one common share at $1.60 expiring April 14, 2002. All of these warrants remain outstanding at November 30, 2001 [note 11[e]]. In connection with the private placement, the Company paid a cash commission of $543,822 and legal and professional fees of $376,624 and granted 554,920 agent's options to the lead agent of this financing which were converted into 554,920 common share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $1.40. All of these share purchase warrants expired on October 14, 2001.

Page F-17

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[iii]   On June 5, 2000, the Company completed a non-brokered private placement of 357,142 units at $1.40 per unit for gross proceeds of $500,000. Each unit was converted into one common share and one half of one common share purchase warrant. Each full warrant share entitles the holder to acquire one common share at $1.60 expiring June 5, 2002. All of these warrants remain outstanding as at November 30, 2001 [note 11[f]].

[iv]   On November 18, 1999, the Company completed a private placement of
7,285,643 special warrants at a price of $0.70 each for total gross proceeds of $5,099,950. Each special warrant was converted into one common share at no additional cost. In connection with the private placement, the Company paid a cash commission of $304,496 and legal and professional fees of $315,364 and granted 728,564 agent's options to the lead agent of this financing which were converted into 728,564 share purchase warrants. Each share purchase warrant entitled the holder to purchase one common share at $0.70 until August 11, 2001. All share purchase warrants were exercised during the year ended November 30, 2000.

[v]   On June 30, 1997, the Company completed a brokered private placement of
1,000,000 units at $0.72 per unit for gross proceeds of $720,000. Each unit comprised one common share and one common share purchase warrant. In addition, the underwriting agent received 100,000 agent's warrants. Each full warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 1,100,000 warrants issued, 220,000 were exercised during the year ended November 30, 1998 and 139,000 were exercised during the year ended November 30, 1999. The balance of 741,000 expired on June 29, 1999.

[vi]   On May 9, 1997, the Company completed a non-brokered private placement of 2,500,000 units at $0.72 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one common share purchase warrant. Each full warrant entitled the holder to acquire one common share at $0.72 in the first year and $0.90 in the subsequent year. Of the 2,500,000 warrants issued, 1,700,000 were exercised during the year ended November 30, 1998. The remaining 800,000 were exercised during the year ended November 30, 1999.

Page F-18

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[c]   Special warrants

On October 10, 2001, the Company completed a private placement of 1,834,333 special warrants at a price of $0.60 each for total gross proceeds of $1,100,600. Each special warrant is convertible into one common share of the Company and one half of one common share purchase warrant, for no additional consideration. Each full purchase warrant entitles the holder to acquire one common share at $0.80 expiring October 10, 2003. In connection with the private placement, the Company paid a cash commission of $28,042 and legal and professional fees of $106,558, and granted 66,766 agent's warrants to the lead agent of this financing. Each warrant entitles the holder to purchase one common share at $0.60 per share until October 10, 2003.

Pursuant to a final prospectus qualifying the common shares and common share purchase warrants on January 30, 2002, the Company issued 1,834,333 common shares and 917,167 common share purchase warrants.

[d]   Stock options

In May 1998, the shareholders approved the 1998 Stock Option Plan for which up to 4,000,000 common shares can be reserved for issuance to executive officers, directors, employees, consultants and clinical advisory board members of the Company. On May 28, 2001, the shareholders approved a new stock option plan ("2001 Plan") for which up to 6,000,000 common shares can be reserved for issuance to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shareholders also approved the merger of the 1998 Plan into the 2001 Plan such that the options outstanding under the 1998 Plan shall be deemed to be outstanding under the 2001 Plan to the same extent as if they were originally granted under the 2001 Plan. The shares available for issuance under the 2001 Plan generally vest over a period beginning immediately and up to 5 years with a term of six years. Of the total stock options outstanding at November 30, 2001, 720,000 options vest upon the achievement of certain milestones [November 30, 2000 - 220,000]. At November 30, 2001, the Company has 1,681,250 [November 30, 2000 - 343,800] common shares available for future issuance under the 2001 Plan.

Page F-19

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

At November 30, 2001, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

           Number of common shares
    under option     currently exercisable   Exercise price   Date of expiry
         #                      #                  $
--------------------------------------------------------------------------------
     150,000                 150,000             0.70         April 2, 2002
     290,000                 290,000             1.40         April 2, 2002
      40,000                  40,000             1.42         April 20, 2002
      80,000                  80,000             1.25         May 29, 2002
      20,000                  10,000             0.73         July 31, 2002
     100,000                 100,000             0.61         October 31, 2002
     600,000                 480,000             1.49         March 17, 2003
      60,000                  60,000             1.10         February 8, 2004
     230,000                 220,000             1.58         June 11, 2004
     265,000                 265,000             1.05         October 15, 2004
      50,000                  50,000             0.61         October 31, 2004
      30,000                  30,000             1.26         January 10, 2005
      50,000                  20,000             1.05         February 24, 2005
      55,000                  55,000             1.81         March 29, 2005
      60,000                  50,000             0.61         October 31, 2005
      50,000                  20,000             1.05         February 13, 2006
     468,750                 288,750             1.27         May 24, 2006
     240,000                 240,000             0.75         August 21, 2006
     265,000                 135,500             1.38         September 12, 2006
      75,000                  20,000             1.55         September 17, 2006
      37,500                     -               0.65         December 18, 2006
     750,000                 250,000             0.73         January 29, 2007
      30,000                     -               0.88         May 27, 2007
      75,000                     -               0.75         August 21, 2007
     247,500                  50,000             0.70         November 26, 2007
--------------------------------------------------------------------------------
   4,318,750              2,904,250
--------------------------------------------------------------------------------

Page F-20

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

Stock options outstanding at November 30, 2001, are summarized as follows:

                                                  Number of   Weighted average
                                               common shares      exercise
                                                 under option       price
                                                      #              $
--------------------------------------------------------------------------------
Balance, November 30, 1998                         2,367,300          1.31
Options granted                                      480,000          0.92
Options exercised                                     (5,000)         1.00
Options forfeited                                   (159,300)         1.21
--------------------------------------------------------------------------------
Balance, November 30, 1999                         2,683,000          1.25
Options granted                                    1,273,750          1.31
Options exercised                                   (178,000)         0.85
Options forfeited                                   (100,000)         1.30
--------------------------------------------------------------------------------
Balance, November 30, 2000                         3,678,750          1.29
Options granted                                    1,565,000          0.73
Options forfeited                                   (885,000)         1.27
Options cancelled [i]                                (40,000)         1.23
--------------------------------------------------------------------------------
Balance, November 30, 2001                         4,318,750          1.09
--------------------------------------------------------------------------------

[i]   On August 22, 2001, pursuant to the adoption of a new director's compensation package, the Company cancelled 40,000 stock options with an exercise price of $1.05 previously granted to a director and granted 30,000 new stock options with an exercise price of $0.75.

[e]   Common share purchase warrants

At November 30, 2001, common share purchase warrants were outstanding as follows:

     Number of common
      shares issuable                Exercise price
           #                                $             Date of expiry
--------------------------------------------------------------------------------
       2,774,600                          1.60            April 14, 2002
         178,571                          1.60            June 5, 2002
         750,000                           [i]                     [i]
          66,766 [note 11[c]]             0.60            October 10, 2003
         917,167 [note 11[c]]             0.80            October 10, 2003
--------------------------------------------------------------------------------
       4,687,104
--------------------------------------------------------------------------------

[i] see note 12[d].

Page F-21

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


11. SHARE CAPITAL (cont'd.)

[f]   Escrow shares

Prior to February 22, 2000, the Company had 1,500,000 common shares held in escrow. The release of these shares was subject to regulatory approval upon achieving prescribed cumulative cash flow amounts. The 1,500,000 common shares held in escrow were cancelled effective February 22, 2000 upon the expiry of the escrow agreement. Accordingly, the weighted average per share amount attributed to the cancelled shares of $1,056,266 has been allocated to contributed surplus.

[g]   Commitment to issue shares

Under the terms of a licensing agreement, the Company has agreed to issue 200,000 common shares to the licensor upon the achievement of certain milestones. At November 30, 2001 and 2000, these milestones had not been achieved.

[h]   Loss per common share

                                           2001           2000           1999
                                             $              $              $
--------------------------------------------------------------------------------

Numerator
Loss for the year                      (7,157,885)    (6,495,636)    (4,451,320)
--------------------------------------------------------------------------------

Denominator
Weighted average number of
 common shares outstanding             41,218,314     37,782,044     28,331,730
Escrowed shares                               -         (345,205)    (1,500,000)
--------------------------------------------------------------------------------
                                       41,218,314     37,436,839     26,831,730
--------------------------------------------------------------------------------
Loss per common share                       (0.17)         (0.17)         (0.17)
--------------------------------------------------------------------------------

Page F-22

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS

[a]   Operating leases

The Company leases its premises under an operating lease agreement. The minimum lease commitments under this operating lease agreement, expiring in March 2002, are approximately $80,000.

Rent expense for the year ended November 30, 2001 amounted to $256,020 [2000 - $256,285; 1999 - $141,717].

[b]   Research agreements

The Company has entered into various collaborative research agreements requiring it to fund research expenditures of $1,400,000 for the year ending November 30, 2002.

[c]   License agreements

Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties. As at November 30, 2001 and 2000, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent.

Pursuant to an agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed Nociblocker technology. As at November 31, 2001 and 2000, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.

Page F-23

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


12. COMMITMENTS (cont'd.)

[d]   Service agreement

In August 2001, the Company entered into a consulting agreement with a third party. The agreement requires the payment of US$5,000 per month for the term of the agreement, which expired on February 9, 2002. The Company is required to pay a fee based on the percentage of the consideration received by the Company from equity investments and/or partnering transactions facilitated by the consultant and issue additional warrants, as described in the agreement. In addition, the Company agreed to grant, subject to regulatory approval, 750,000 retainer warrants which vest on February 9, 2002 with the following terms [note 11[e]].

   Number of options             Exercise price
           #                          US$             Date of expiry
--------------------------------------------------------------------------------
       300,000                        0.60       February 9, 2004 [i]
       100,000                        1.20       February 9, 2004 [i]
       100,000                        2.00       February 9, 2004 [i] and [ii]
       150,000                        0.60       February 9, 2007 [iii]
        50,000                        1.20       February 9, 2007 [iii]
        50,000                        2.00       February 9, 2007 [ii] and [iii]
--------------------------------------------------------------------------------
       750,000
--------------------------------------------------------------------------------

The fair value of the warrants granted, which was estimated using the Black Scholes Pricing Model, in the amount of $136,000 has been recorded as an expense and an increase in contributed surplus in the consolidated financial statements for the year ended November 30, 2001.

[i]   The expiry date of these warrants may be extended through February 9,
2007 if certain milestones are achieved before August 9, 2003, as described in the consulting agreement.

[ii]   In November 2001, the exercise price of these warrants was decreased from $3.00 to $2.00, subject to regulatory and Board approval.

[iii]   In November 2001, the expiry date of these warrants was accelerated from February 9, 2009 to February 9, 2007, subject to regulatory and Board approval.

Page F-24

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


13. COLLABORATIVE AGREEMENTS

On October 16, 2000, the Company entered into a licensing agreement with AstraZeneca AB ("AstraZeneca"), for the worldwide development and commercialization of RSD1122, an antiarrhythimic compound developed by the Company. Under the terms of the agreement, AstraZeneca agreed to pay the Company up to US$2,500,000 prior to the commencement of clinical trials of RSD1122, of which $nil was collected during the year ended November 30, 2001 [2000 - US$1,000,000], and further agreed to pay the Company additional payments totaling US$20,000,000 upon achievement of specified milestones relating to clinical trials, and royalties based on future net sales. AstraZeneca will assume responsibility for all costs for the development and marketing of RSD1122. The license agreement will terminate if certain development milestones are not met or after AstraZeneca provides the appropriate notice. Unless otherwise terminated, the royalty payment period will expire on the later of ten years from the first commercial sale of a product or the expiration of the last issued patent.

The Company entered into a collaborative research and license agreement with Antalium Inc. ("Antalium") on November 30, 2000, for the worldwide rights for the development and commercialization of certain Nociblocker compounds developed by the Company. Pursuant to the agreement, Antalium has a right to select certain compound(s) from a group of test compounds delivered by the Company. Antalium agreed to pay the Company milestone payments and royalties based on future net sales for those compounds selected for further development. The license agreement will terminate if certain development milestones are not met. Unless otherwise terminated, the agreement will expire upon the expiration of the last issued patent. Antalium also agreed to provide screening and other tests on research compounds for the Company's cough project.

Page F-25

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES

At November 30, 2001, the Company has investment tax credits and non-capital losses for income tax purposes which expire as follows:

                                    Investment         Non-capital
                                    tax credits        losses
                                        $                 $
----------------------------------------------------------------------

2002                                    -                 332,000
2003                                    -                 545,000
2004                                  4,000             1,530,000
2005                                 62,000             2,830,000
2006                                111,000             2,549,000
2007                                261,000             2,482,000
2008                                520,000             3,998,000
2009                                402,000                   -
2010                                558,000                   -
2011                                745,000                   -
----------------------------------------------------------------------
                                  2,663,000            14,266,000
----------------------------------------------------------------------

Page F-26

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets and liabilities are shown below:

                                                 November 30,      December 1,
                                                     2001             2000
                                                       $                $
--------------------------------------------------------------------------------

Future tax assets:
Tax loss carryforwards                             5,081,900         3,725,000
Research and development deductions and credits    5,485,900         2,472,400
Tax values of depreciable assets in excess of
 accounting values                                   649,400           525,700
Revenue unearned for accounting purposes             480,300           710,000
Share issue costs                                    328,200           406,600
Other items                                            2,600            63,600
--------------------------------------------------------------------------------
Total future tax assets                           12,028,300         7,903,300
Valuation allowance                              (11,647,100)       (7,475,300)
--------------------------------------------------------------------------------
Total future tax assets                              381,200           428,000
--------------------------------------------------------------------------------

Future tax liabilities:
Accounting value of technology in excess
 of tax value                                       (381,200)         (428,000)
--------------------------------------------------------------------------------
Total future tax liabilities                        (381,200)         (428,000)
--------------------------------------------------------------------------------
Net future tax assets                                    -                 -
--------------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. In prior periods the Company had concluded the realization of the loss carryforwards and tax credits under the deferral method of tax allocation did not meet the virtual certainty and reasonable assurance test. Accordingly, no future tax assets were recorded at November 30, 2001 and 2000.

Page F-27

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


14. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 44.62% [2000 - 45.62%; 1999 - 45.62%] statutory tax rate, is:

                                             Liability     Deferral method
                                              method    Years ended November 30,
                                             ---------  ------------------------
                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Tax provision at combined statutory
 income tax rate                           (3,193,900)  (2,963,300)  (2,030,700)
Occurrence of losses and deferred
 tax credits for which no tax
 benefit has been recorded                  1,784,000    1,360,300    1,162,800
Amortization in excess of capital cost
 allowance for tax                            245,500      418,500      617,000
Research and development expenses
not deducted for tax purposes               1,383,100      690,700      619,400
Share issue costs                            (158,300)    (196,500)    (112,500)
Utilization of losses not previously booked       -            -       (366,700)
Revenue unearned for accounting purposes
 [note 3[b]]                                  (67,400)     684,100          -
Other                                           7,000        6,200      110,700
--------------------------------------------------------------------------------
                                                  -            -            -
--------------------------------------------------------------------------------


15. RELATED PARTY TRANSACTIONS

The Company has incurred expenses for services provided to related parties as follows:

                                               2001         2000       1999
                                                 $            $          $
--------------------------------------------------------------------------------
Companies with a common director for:
- contract research services                   16,838       30,539      163,954
- administrative consulting services              -            -          6,500
Directors for:
- research consulting services                113,732      104,901       37,761
- administrative consulting services           16,500       30,700        3,500
--------------------------------------------------------------------------------

Page F-28

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


15. RELATED PARTY TRANSACTIONS (cont'd.)

All transactions are recorded at their exchange amounts and accounts payable are subject to normal trade terms.

Included in amounts receivable at November 30, 2001 is $1,500 [November 30, 2000
- $nil] due from a company with a common director.

Included in accounts payable and accrued liabilities at November 30, 2001 is $84,709 [2000 - $18,276] owing to directors and/or companies with a common director.


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]   As described in note 3[a], the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes and SFAS 109, there is a $325,280 [2000 - $428,000] difference in technology and deficit under U.S. GAAP.

[b]   Under U.S. GAAP, the Company has allocated the gross proceeds received from its private placements to the common shares or special warrants issued and warrants granted, based on their relative fair values. For the year ended November 30, 2000, the Company has allocated the portion of gross proceeds related to the warrants of approximately $1,085,000 to contributed surplus. The fair values of the warrants and special warrants were determined using the Black Scholes pricing model.

Page F-29

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c]   For reconciliation purposes to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company will record, in future periods, additional compensation expense of $nil in respect of options granted to executive officers, directors and employees below fair market value [2000 - $4,100; 1999 - $nil].

The Company accounts for the cancellation and re-issuance of stock options to executive officers, directors and employees under APB 25 and related interpretations, whereby stock options cancelled and re-granted at a lower exercise, within six months of cancellation are subject to variable accounting. For the year ended November 30, 2001, no compensation expense was recorded as a result of stock options that were cancelled and re-granted to executive officers, directors and employees.

[d]   Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options granted to non-employees during the year ended November 30, 2001 was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield 0.0%, expected volatility 0.99 [2000 - 0.96; 1999 - 0.83], risk-free interest rate 5.0% [2000 - 6.5%; 1999 -
5.7%] and expected average option life of 4.5 years [2000 - 4.8; 1999 - 3.7]. For purposes of reconciliation to U.S. GAAP, the Company will record, subject to remeasurement as the options vest, additional compensation expense of approximately $15,000 [2000 - $121,000, 1999 - $18,000] in respect of options granted to non-employees in future periods.

[e]     Under U.S. GAAP, short-term investments are classified as available for sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

[f]   Under Canadian GAAP the effect of the change in accounting policy described in note 3[b] is recorded on a retroactive basis as an adjustment to prior years' reported losses. Under U.S. GAAP, the cumulative effect of the change is recorded as an adjustment to the current year's reported net loss.

Page F-30

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


16.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The effect of the above on the Company's consolidated financial statements is set out below:

Consolidated statements of loss and deficit

                                               Years ended November 30
                                     -------------------------------------------
                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Loss for year, Canadian GAAP           (7,157,885)   (6,495,636)   (4,451,320)
Adjustment to eliminate retroactive
 change in accounting policy
 [note 16[f]]                                 -       1,499,598           -
Amortization of other assets
 [note 16[a]]                            (102,720)          -             -
Adjustment for stock-based
 compensation
   - employees                            (44,100)      (28,400)          -
   - non-employees                        (35,000)     (179,500)      (51,000)
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP before
 cumulative effect of change in
 accounting policy                     (7,339,705)   (5,203,938)   (4,502,320)
Cumulative effect of change in
 accounting policy [note 16[f]]        (1,499,598)          -             -
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP           (8,839,303)   (5,203,938)   (4,502,320)
Reclassification adjustment for
 unrealized gains on short-term
 investments                             (117,662)          -             -
Unrealized gains on investments            29,591       117,662           -
--------------------------------------------------------------------------------
Comprehensive loss for the year,
 U.S. GAAP                             (8,927,374)   (5,086,276)   (4,502,320)
--------------------------------------------------------------------------------

Loss for the year, U.S. GAAP           (8,736,583)   (5,203,938)   (4,502,320)
--------------------------------------------------------------------------------

Weighted average number of common
 shares outstanding, U.S. GAAP         41,218,314    37,436,839    26,831,730
--------------------------------------------------------------------------------

Loss per common share, U.S. GAAP:
 Before change in accounting policy         (0.17)        (0.14)        (0.17)
 Change in accounting policy                (0.04)          -             -
--------------------------------------------------------------------------------
Loss per common share, U.S. GAAP            (0.21)        (0.14)        (0.17)
--------------------------------------------------------------------------------

Page F-31

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


Balance sheets

Material variations in balance sheet accounts under U.S. GAAP are as follows:

                                                     2001                2000
                                                       $                    $
--------------------------------------------------------------------------------
Cash and cash equivalents                          1,385,101          3,256,629
Short-term investments                             2,828,070          7,080,173
Other assets                                       1,861,529          2,009,018
Deferred revenue                                   1,348,374                -
Share capital                                     30,966,393         30,950,393
Accumulated other comprehensive income                29,591            117,662
Contributed surplus                                3,311,516          3,096,416
Deficit                                          (30,905,080)       (22,065,777)
--------------------------------------------------------------------------------

Page F-32

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)



17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada. All of the Company's revenues are generated in Canada. During the year ended November 30, 2001, 92% and 8% of research collaborative, licensing and option fees are derived from 2 collaborators in Sweden and United States, respectively [November 30, 2000 - 75% from one collaborator in Sweden; November 30, 1999 - 95% from one collaborator in Switzerland].


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES

[a]   Research and development expenses comprise:


                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------
Consulting and other                     1,135,011      748,349       457,676
Lab supplies and operating facility        846,949      873,720       626,321
Salaries and benefits                    1,430,766    1,313,371     1,211,697
Research and development agreements      2,086,112    1,797,216     1,289,899
--------------------------------------------------------------------------------
                                         5,498,838    4,732,656     3,585,593
--------------------------------------------------------------------------------

Page F-33

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


18.   RESEARCH AND DEVELOPMENT / GENERAL AND ADMINISTRATIVE EXPENSES (cont'd.)

[b]   General and administrative expenses comprise:

                                           2001          2000          1999
                                             $             $             $
--------------------------------------------------------------------------------

Consulting and professional fees          538,630       314,562       191,509
Office and miscellaneous                  530,827       668,414       317,197
Salaries and benefits                     577,117       478,181       406,796
Travel and other                           94,619       107,887        82,388
--------------------------------------------------------------------------------
                                        1,741,193     1,569,044       997,890
--------------------------------------------------------------------------------


19. SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2001:

[a]   On December 21, 2001, the Company entered into an acquisition agreement with Paralex, Inc., a U.S. private company, whereby the Company will acquire all of the outstanding shares of Paralex, Inc. in exchange for approximately 33,300,000 common shares of the Company, based on a formula but not to exceed approximately 43,000,000. The acquisition is subject to, among other matters, approval from the appropriate regulatory authorities. In addition, the Company is required to arrange an equity financing of not less than US$10 million.

On February 15, 2002, the shareholders approved the acquisition of Paralex, Inc. and authorized the directors to consolidate the shares on a four for one basis, subject to regulatory approval, and continue the Company under the Canada Business Corporation Act. The directors have the discretion to resolve whether it is in the best interest of the Company to proceed with the consolidation. Accordingly, the share consolidation has not been effected in the financial statements.

Costs incurred as at November 30, 2001 of $155,075 in connection with this agreement have been deferred pending completion of this transaction. If the transaction is unsuccessful, the costs will be expensed.

[b]   The Company granted 100,000 options to acquire common shares at a weighted average exercise price of $0.75 per share expiring through December 12, 2007. In addition, 67,500 options to acquire common shares of the Company were forfeited at a weighted average exercise price of $1.24 per share expiring through November 26, 2007.

Page F-34

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

November 30, 2001                                (expressed in Canadian dollars)


19. SUBSEQUENT EVENTS (cont'd.)

[c]   On February 28, 2002, the Company entered into an agency agreement for the issuance and sale, on a best efforts basis, of a minimum of 19,378,313 units and a maximum of 29,067,469 units at a price of $0.83 per unit. Each unit consists of one common share of the Company and one quarter of a common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share of the Company at a price of 200% of the offering price, exercisable for 24 months after the closing date of the offering. The proceeds of the offering are estimated to be $16,084,000 (net of the agents fee of $1,125,880 and estimated other expenses of $500,000) if the minimum number of units are sold.

In the event the minimum number of units are not subscribed within 90 days of the receipt for a final prospectus, the subscription proceeds may be required to be refunded at the option of the subscribers.

On February 28, 2002, the Company filed a prospectus for the qualification and distribution of the units.

[d]   Subsequent to year end, the Company renewed its current operating lease premises agreement, with a total commitment of $521,560 through March 2004.

Page F-35
Page F-9

                               AUDITORS' REPORT



To the Board of Directors of
Paralex, Inc.

We have audited the balance sheet of Paralex, Inc. (a development stage enterprise) (the "Company") as at November 30, 2001 and the statements of loss and comprehensive loss, shareholders' deficit and cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2001 and the results of its operations and its cash flows for the period from January 26, 2001 (date of incorporation) to November 30, 2001 in accordance with generally accepted accounting principles in the United States.




Vancouver, Canada,                                          /s/Ernst & Young LLP
December 21, 2001.                                         Chartered Accountants

Page F-36

Paralex, Inc.
(a development stage enterprise)

                                  BALANCE SHEET
           [See Note 1 - Nature of Operations and Basis of Presentation]

As at November 30                                    (expressed in U.S. dollars)




                                                                          2001
                                                                           $
-------------------------------------------------------------------------------
ASSETS
Current
Cash                                                                     23,042
-------------------------------------------------------------------------------
Total current assets                                                     23,042
-------------------------------------------------------------------------------
Other assets [note 4]                                                   354,148
-------------------------------------------------------------------------------
                                                                        377,190
===============================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current
Accounts payable and accrued liabilities                                513,624
-------------------------------------------------------------------------------
Total current liabilities                                               513,624
-------------------------------------------------------------------------------
Long-term debt [note 5]                                                 100,000

Commitments [note 7]

Shareholders' deficit [note 6]
Common shares - par value $0.001
   Authorized - 20,000,000
   Issued and outstanding - 4,000,000                                     4,000
Preferred shares - par value $0.001, issuable in series
   Authorized - 5,000,000
   Issued and outstanding - nil                                            -
Deficit                                                                (240,434)
-------------------------------------------------------------------------------
Total shareholders' deficit                                            (236,434)
-------------------------------------------------------------------------------
                                                                        377,190
===============================================================================

See accompanying notes

On behalf of the Board:


                    /s/ Mark C. Rogers            /s/ Fred H. Mermelstein
                    Director                      Director

Page F-37

Paralex, Inc.
(a development stage enterprise)

                    STATEMENT OF LOSS AND COMPREHENSIVE LOSS
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)




                                                                           $
-------------------------------------------------------------------------------
EXPENSES
General and administrative [notes 5 and 9]                              233,982
Amortization                                                              6,452
-------------------------------------------------------------------------------
Net loss and comprehensive loss for the period                          240,434
===============================================================================

Loss per common share - basic and dilutive                                 0.06
===============================================================================

Weighted average number of common shares outstanding                  3,710,000
===============================================================================

See accompanying notes

Page F-38

Paralex, Inc.
(a development stage enterprise)

                        STATEMENT OF SHAREHOLDERS' DEFICIT
           [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                  Common shares            Deficit          Total
                                                  -------------
                                               #              $               $               $
---------------------------------------------------------------------------------------------------
Balance, January 26, 2001                       -           -                  -               -
Shares issued for cash [note 6]            3,400,000       3,400               -              3,400
Shares issued for license [note 6]           600,000         600               -                600
Net loss for the period                         -           -              (240,434)       (240,434)
---------------------------------------------------------------------------------------------------
Balance, November 30, 2001                 4,000,000       4,000           (240,434)       (236,434)
===================================================================================================

See accompanying notes

Page F-39

Paralex, Inc.
(a development stage enterprise)

                           STATEMENT OF CASH FLOWS
            [See Note 1 - Nature of Operations and Basis of Presentation]

For the period from January 26, 2001
(date of incorporation) to November 30, 2001         (expressed in U.S. dollars)


                                                                           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                                (240,434)
Adjustments for non-cash items:
   Amortization                                                           6,452
Changes in non-cash working capital items:
   Accounts payable and accrued liabilities                             203,624
-------------------------------------------------------------------------------
Cash used in operating activities                                       (30,358)
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in intangible assets                                           (50,000)
-------------------------------------------------------------------------------
Cash used in investing activities                                       (50,000)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from issuance of common shares                                   3,400
Proceeds from long-term debt                                            100,000
-------------------------------------------------------------------------------
Cash provided by financing activities                                   103,400
-------------------------------------------------------------------------------

Increase in cash, during the period                                      23,042
Cash, beginning of period                                                  -
-------------------------------------------------------------------------------
Cash, end of period     23,042
===============================================================================

Supplemental cash flow information:
Interest paid                                                             1,468
Common shares issued for intangible assets                                  600
===============================================================================

See accompanying notes

Page F-40

Paralex, Inc.
(a development stage enterprise)

                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     Paralex, Inc. (a development stage enterprise) (the "Company") was incorporated on January 26, 2001 under the General Corporation Law of the State of Delaware. The Company is involved in the research and development of oxypurinol for the treatment of congestive heart failure. The Company is a development stage enterprise and commercial operations have not yet commenced. The Company's year end is December 31.

     The Company's financial statements for the period from January 26, 2001 (date of incorporation) to November 30, 2001 have been prepared in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future. The Company incurred a net loss of $240,434 for the period from January 26, 2001 (date of incorporation) to November 30, 2001 and has a working capital deficiency of $490,582 and accumulated deficit of $240,434 as at November 30, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company has financed its cash requirements primarily from share issuances and long-term debt. The ability of the Company to continue as a going concern is dependent upon successfully bringing its technologies to the market, achieving future profitable operations and obtaining sources of financing to sustain its operations. The Company is in the process of negotiating the sale of all of its outstanding shares to a Canadian public company [note 10[i]]. The outcome of these matters cannot be predicted at this time. No assurances can be given that adequate financing or financing on acceptable terms can be obtained in the future or that the pending sale will be completed. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies. These financial statements do not include any adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company prepares its accounts in accordance with generally accepted accounting principles in the United States, which are not materially different from Canadian generally accepted accounting principles.

     The following is a summary of significant accounting policies used in the preparation of these financial statements.

Page F-41
Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

     License costs

     The Company capitalizes costs paid to obtain licenses. The cost of licenses is amortized on a straight-line basis over its estimated useful life of ten years.

     The Company monitors the recoverability of license costs, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their fair value in the period when it is likely that the carrying amount of the asset will not be recovered.

     Loss per common share

     Basic loss per common share has been computed by dividing net loss by the weighted average number of common shares outstanding during the period. There are no anti-dilutive securities, therefore basic and diluted loss per common share are the same.

     Recent pronouncements

     The Financial Accounting Standards Board issued a new standard (SFAS 142), entitled Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction for which the acquisition date is after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. SFAS 142 will be effective for the Company's fiscal year beginning January 1, 2003. The Company does not believe the adoption of SFAS 142 will have a material effect on the financial statements.

Page F-42
Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


3.   FINANCIAL INSTRUMENTS

     For certain of the Company's financial instruments including cash, accounts payable and accrued liabilities and long-term debt, the carrying values approximate fair value due to their short-term nature.


4.   OTHER ASSETS

                                                                     Accumulated         Net book
                                                        Cost         amortization         value
                                                         $                $                 $
     --------------------------------------------------------------------------------------------
     2001
     Licenses                                        360,600           6,452         354,148
     --------------------------------------------------------------------------------------------
     Total                                           360,600           6,452         354,148
     ============================================================================================

5.   LONG-TERM DEBT

                                                                        2001
                                                                         $
     --------------------------------------------------------------------------
     Bank of America revolving credit facility bearing
     interest at a fixed rate of 4.40% per annum,
     repayable on December 20, 2002, interest payable monthly           100,000
     --------------------------------------------------------------------------
                                                                        100,000
     ==========================================================================

     Interest expense for the period from January 26, 2001 (date of incorporation) to November 30, 2001 amounted to $1,468.

     On November 1, 2001, the Company entered into a loan agreement whereby the available balance under the revolving credit facility was increased to $210,000 at a fixed interest of 4.40% per annum. The maturity date of the loan was extended from July 20, 2002 to December 20, 2002.

     In accordance with the loan agreement, any change in ownership of 25% or more of the Company's common stock constitutes a default of the loan agreement, whereby all amounts outstanding will be payable immediately.

     The loan is personally guaranteed by one of the Company's executive officers.

Page F-43
Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


6.   SHARE CAPITAL

     The directors of the Company will designate the rights, privileges, restrictions and conditions of each series of Preferred Shares.

     On January 31, 2001, the directors approved the increase in authorized share capital from 5,000,000 common shares to 20,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares with a par value of $0.001 per share, issuable in series.

     On February 1, 2001, the Company issued 3,000,000 common shares at a price of $0.001 per share, for gross cash proceeds of $3,000.

     On April 14, 2001, the Company issued, in exchange for an exclusive patent with respect to certain technology, 600,000 common shares to Johns Hopkins University (JHU) and the inventor of the technology. The exchange has been recorded at $600 which reflects the fair value of the common shares issued.

     On May 14, 2001, the Company issued 400,000 common shares at a price of $0.001 per share, for gross cash proceeds of $400.


7.   COMMITMENTS

     [i] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at $5,000 and increasing over the next five years to $100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs.

            In addition, the Company is required to obtain $3 million of financing within 11 months and $5 million of financing within 18 months of the agreement.

            The patent agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore the Company may terminate the agreement for any reason upon giving 60 days written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Page F-44
Paralex, Inc.
(a development stage enterprise)



                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


7.   COMMITMENTS (cont'd)

     [ii] In June 2001, and as amended in December 2001, the Company entered into a license and option agreement with ILEX Oncology, Inc. ("ILEX") comprising a license and sublicense for the exclusive worldwide rights for the development and commercialization of certain oxypurinol compounds held by ILEX. As part of the agreement, ILEX granted the Company an exclusive one year option to acquire ownership of and full rights to use certain data sublicensed by ILEX from a third party. Under the terms of the agreement, the Company agreed to pay ILEX an initial fee of $250,000, included in accounts payable and accrued liabilities, upon execution of the agreement and a further $250,000 upon the exercise of the option. The Company further agreed to pay ILEX additional milestone payments of up to $8 million based on the completion of phase II clinical trials, FDA approval of the first new drug application and FDA approval for marketing and commercialization of the product. The Company has also agreed to pay royalties based on future net sales. Unless otherwise terminated, the license agreement will terminate upon the expiration of ILEX's obligation to pay royalties under its original license agreement.

     [iii] In May 2001, the Company entered into a consulting agreement with Cardiosciences Consulting Inc., whereby Cardiosciences Consulting Inc. will provide consulting services for $100,000 per year, from January 1, 2002 through December 31, 2005.


8.   RELATED PARTY TRANSACTIONS

     No compensation has been paid or is owing to directors or officers of the Company in respect of services rendered to November 30, 2001. Certain of the Company's directors and officers serve as directors and officers of Paramount Capital, Inc. ("Paramount"). Paramount has provided certain administrative services to the Company to November 30, 2001 for nil consideration.


9.   GENERAL AND ADMINISTRATIVE

                                                                           $
     --------------------------------------------------------------------------
     Consulting and professional fees                                   212,599
     Office and miscellaneous                                             1,900
     Travel and other                                                    19,483
     --------------------------------------------------------------------------
                                                                        233,982
     ==========================================================================

Page F-45
Paralex, Inc.
(a development stage enterprise)


                          NOTES TO FINANCIAL STATEMENTS


November 30, 2001                                    (expressed in U.S. dollars)


10.  SUBSEQUENT EVENTS

     [i] On December 21, 2001, the Company entered into an acquisition agreement with Cardiome Pharma Corp. ("Cardiome"), a Canadian public company, whereby Cardiome will acquire all of the outstanding shares of the Company in exchange for approximately 33,300,000 common shares of Cardiome, based on a formula but not to exceed approximately 43,000,000 common shares. The acquisition is subject to, among other matters, approval from the shareholders of Cardiome and applicable regulatory agencies.

     [ii] In December 2001, the Company drew an additional $110,000 on its revolving credit facility [note 5].

Page F-46

                                  COMPILATION REPORT



To the Board of Directors of
Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Cardiome Pharma Corp. (formerly Nortran Pharmaceuticals Inc.) as at November 30, 2001 and the pro forma consolidated statement of loss for the year then ended which have been prepared for inclusion in the prospectus relating to the sale and offering of a minimum of 19,378,313 units and a maximum of 29,067,469 units, whereby each unit consists of one common share of the Company and one quarter of a share purchase warrant. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statement of loss have been properly compiled to give effect to the proposed transaction and the assumptions described in the accompanying notes thereto.




Vancouver, Canada,                                         /s/ Ernst & Young LLP
February 28, 2002.                                         Chartered Accountants

Page F-47

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                      PRO FORMA CONSOLIDATED BALANCE SHEET


As at November 30, 2001                       Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)


                                                                                                        Pro forma
                                                      Cardiome                                         consolidated
                                                       Pharma        Paralex,     Pro forma               balance
                                                        Corp.          Inc.      adjustments        Note   sheet
                                                          $             $             $                      $
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                          1,381,750         36,240          16,000,000     [2e]
                                                                                       (159,100)    [2f]    17,258,890
Short-term investments                             2,801,830           -                   -                 2,801,830
Amounts receivable and other                         247,211           -                   -                   247,211
-----------------------------------------------------------------------------------------------------------------------
Total current assets                               4,430,791         36,240          15,840,900             20,307,931
Capital assets                                       302,583           -                   -                   302,583
Other assets                                       1,536,249        557,004          32,270,683     [2a]    34,363,936
-----------------------------------------------------------------------------------------------------------------------
                                                   6,269,623        593,244          48,111,583             54,974,450
=======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities             907,700        807,827             763,000     [2a]
                                                                                      1,620,000     [2e]     4,098,527
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities                            907,700        807,827           2,383,000              4,098,527
Deferred revenue                                   1,348,374           -                   -                 1,348,374
Long-term debt                                          -           159,100            (159,100)    [2f]          -
Deferred tax liability                                  -              -              2,800,000     [2a]     2,800,000
-----------------------------------------------------------------------------------------------------------------------
                                                   2,256,074        966,927           5,023,900              8,246,901
-----------------------------------------------------------------------------------------------------------------------

Shareholders' equity (deficiency)
Share capital                                     32,251,393          6,038              (6,038)    [2d]
                                                                                     28,097,000     [2a]
                                                                                        237,000     [2a]
                                                                                     14,380,000     [2e]    74,965,393
Special warrants                                     966,000           -                   -                   966,000
Contributed surplus                                1,192,266           -                   -                 1,192,266
Deficit                                          (30,396,110)      (379,721)            379,721     [2d]   (30,396,110)
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficiency)            4,013,549       (373,683)         43,087,683             46,727,549
-----------------------------------------------------------------------------------------------------------------------
                                                   6,269,623        593,244          48,111,583             54,974,450
=======================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Page F-48

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Inc.)

                    PRO FORMA CONSOLIDATED STATEMENT OF LOSS


For the year ended November 30, 2001          Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)


                                                                                                        Pro forma
                                                      Cardiome                                         consolidated
                                                       Pharma        Paralex,     Pro forma               balance
                                                        Corp.          Inc.      adjustments        Note   sheet
                                                          $             $             $                      $
-----------------------------------------------------------------------------------------------------------------------
REVENUE
Research, collaborative, licensing
   and option fees                                   197,028           -                   -                   197,028
Grant income                                          88,137           -                   -                    88,137
Interest and other income                            347,078           -                   -                   347,078
-----------------------------------------------------------------------------------------------------------------------
                                                     632,243           -                   -                   632,243
-----------------------------------------------------------------------------------------------------------------------

EXPENSES
Research and development                           5,498,838           -                   -                 5,498,838
General and administration                         1,741,193        365,577                -                 2,106,770
Amortization                                         550,097         10,004           3,227,000     [2c]     3,787,101
-----------------------------------------------------------------------------------------------------------------------
                                                   7,790,128        375,581           3,227,000             11,392,709
-----------------------------------------------------------------------------------------------------------------------
Loss before income taxes                          (7,157,885)      (375,581)         (3,227,000)           (10,760,466)
Deferred income tax recovery                            -              -                280,000     [2c]       280,000
-----------------------------------------------------------------------------------------------------------------------
Net loss for the period                           (7,157,885)      (375,581)         (2,947,000)           (10,480,466)
=======================================================================================================================

Loss per common share - basic and diluted              (0.17)         (0.10)                        [2b]         (0.46)
=======================================================================================================================
Weighted average number of
   common shares outstanding                      41,218,314      3,710,000                         [2b]    22,691,462
=======================================================================================================================

See accompanying notes to unaudited pro forma consolidated financial statements

Page F-49


Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

November 30, 2001                             Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)



1.   BASIS OF PRESENTATION

     The accompanying pro forma consolidated financial statements give effect to the acquisition of Paralex, Inc. ("Paralex") by Cardiome Pharma Corp. ("Cardiome") and the raising of a minimum of US$10 million through the issuance of equity and the consolidation of Cardiome's outstanding share capital, as described in the prospectus of Cardiome dated February 28, 2002 ("Prospectus").

     The accompanying pro forma consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and derived from the audited financial statements of Paralex as at November 30, 2001 and for the period from January 26, 2001 (date of incorporation) to November 30, 2001, the audited financial statements of Paralex for the ten months ended November 30, 2001, and the audited consolidated financial statements of Cardiome as at and for the year ended November 30, 2001. The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Cardiome's audited consolidated financial statements. Management has determined that no adjustments are necessary to conform Paralex's financial statements with the accounting policies used by Cardiome in the preparation of its consolidated financial statements.

     The pro forma consolidated financial statements are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma consolidated financial statements no adjustments have been made to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Cardiome and Paralex.

     The pro forma consolidated financial statements should be read in conjunction with the description of the acquisition in the Prospectus, the audited financial statements of Paralex and the audited and unaudited consolidated financial statements of Cardiome, including the notes thereto, included elsewhere in the Prospectus.

     The audited financial statements of Paralex were reported in U.S. dollars. For purposes of the pro forma consolidated balance sheet, the assets and liabilities of Paralex were translated into Canadian dollars using the exchange rate at November 30, 2001. For purposes of the pro forma consolidated statement of loss, the income and expense items of Paralex were translated into Canadian dollars using the average exchange rate for the period from January 26, 2001 (date of incorporation) to November 30, 2001.

Page F-50


Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

November 30, 2001                             Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)



1.   BASIS OF PRESENTATION (cont'd.)

     At the special shareholder meeting on February 15, 2002, the shareholders of Cardiome passed a special resolution, subject to the successful completion of a minimum US$10 million financing, to consolidate its outstanding share capital on a one new share for four old shares basis, upon the completion of the acquisition. These pro forma consolidated financial statements have reflected this share consolidation.


2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

     These pro forma consolidated financial statements give effect to the completion of the proposed transactions contemplated by the Merger Agreement ("Agreement"), as more fully described in the Prospectus, as if they had occurred on November 30, 2001 with respect to the pro forma consolidated balance sheet and on December 1, 2000 with respect to the pro forma consolidated statement of loss for the year ended November 30, 2001. A summary of the proposed transaction is as follows:

     On December 21, 2001, Paralex and Cardiome entered into an agreement whereby Cardiome will acquire all of the issued and outstanding common shares of Paralex in exchange for common shares of Cardiome, calculated according to the following formula: 43,070,181 less the sum of cash and cash equivalents of Cardiome as at October 31, 2001 and certain of the liabilities of Paralex as at a date within three days of the acquisition closing date divided by the lower of the average closing bid price of Cardiome shares on the T.S.E. on the ten business days prior to and including October 31, 2001 and $0.60. Cardiome estimates it will issue 33,300,000 common shares in accordance with this formula. Immediately after this transaction and the additional third party financing, the prior shareholders of Paralex will have acquired approximately 32% of the total issued and outstanding common shares of Cardiome. The ongoing business will continue as that of Cardiome. The business combination is contingent upon obtaining approval from the Toronto Stock Exchange and the appropriate regulatory authorities which is expected to close on March 15, 2002. In addition, Cardiome is required to arrange an equity financing of not less than US$10 million.

     Transaction costs are estimated to be approximately $763,000 in cash costs and $237,000 in common shares.

Page F-51

Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

November 30, 2001                             Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)



2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

     Cardiome has been identified as the acquirer in this purchase business combination.

     The purchase price has been allocated to the fair value of Paralex's identifiable net assets and liabilities in accordance with the purchase method as follows:

                                                                           $
     --------------------------------------------------------------------------
     Assets acquired:
     Cash                                                                36,240
     Other assets                                                       557,004
     Technology                                                      32,270,683
     --------------------------------------------------------------------------
     Total assets acquired                                           32,863,927
     --------------------------------------------------------------------------

     Less liabilities assumed:
     Accounts payable and accrued liabilities                           807,827
     Long-term debt                                                     159,100
     Deferred tax liability                                           2,800,000
     --------------------------------------------------------------------------
     Total liabilities assumed                                        3,766,927
     --------------------------------------------------------------------------
     Net assets acquired                                             29,097,000
     ==========================================================================

     Consideration given:
     33,300,000 common shares                                        28,097,000
     Estimated transaction costs                                      1,000,000
     --------------------------------------------------------------------------
     Total consideration                                             29,097,000
     ==========================================================================

     The allocation of the purchase price reflected in the pro forma consolidated financial statements is preliminary and based on the financial position of Paralex at November 30, 2001. The actual purchase price allocation will reflect the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon Cardiome's evaluation of such assets and liabilities following the closing of the acquisition and, accordingly, the final purchase price allocation may differ from the preliminary allocation reflected herein. In these pro forma consolidated financial statements, the excess of the consideration given over the fair value of the net liabilities assumed has been reflected as technology in the pro forma consolidated balance sheet.

     Technology will be amortized to income on a straight-line basis over ten years. Paralex's long-term debt becomes payable on demand in the event of a change in ownership of 25% or more. Accordingly, it is presumed this debt will be repaid with the proceeds of the equity financing.

Page F-52


Cardiome Pharma Corp.
(formerly Nortran Pharmaceuticals Corp.)

                             NOTES TO PRO FORMA CONSOLIDATED
                                  FINANCIAL STATEMENTS

November 30, 2001                             Unaudited - See Compilation Report
                                                 (expressed in Canadian dollars)



2.   PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (cont'd.)

     The following adjustments have been made to reflect the transaction described above:

     [a] To reflect the acquisition of Paralex's net assets in exchange for common shares and related transaction costs. Transaction costs are estimated to be $763,000 in cash costs and $237,000 in issuance of 250,000 common shares.

     [b] The pro forma loss per share have been calculated based on the total weighted average number of common shares held by shareholders of Cardiome during the period, 33,300,000 and 250,000 common shares assumed to be issued to effect the acquisition at December 1, 2000 and approximately 16 million common shares assumed to be issued related to the equity financing on December 1, 2000. In addition, the pro-forma loss per share gives effect to the consolidation of Cardiome outstanding shares on a one new share for four old shares basis on December 1, 2000.

     [c] To reflect the amortization of technology and related deferred tax liability over ten years.

     [d]  To eliminate the share capital and shareholders' deficit of Paralex.

     [e] It is assumed approximately 16 million common shares will be issued for total proceeds of $16,000,000 (US$10,000,000), less estimated cash transaction costs of $1,620,000.

     [f] To reflect the repayment of long-term debt with the proceeds of the equity financing.

Page C-1


                         CERTIFICATE OF THE COMPANY


Dated:   February 28, 2002

   The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by securities legislation of British Columbia, Alberta, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, this Prospectus contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed hereunder.




/s/ Robert W. Rieder                       /s/ Christina Yip
-------------------------------------      -------------------------------------
ROBERT W. RIEDER                           CHRISTINA YIP
President and Chief Executive Officer      Chief Financial Officer




                    ON BEHALF OF THE BOARD OF DIRECTORS




/s/ Michael J.A. Walker                    /s/ Alan M. Ezrin
-------------------------------------      -------------------------------------
MICHAEL J.A. WALKER                        ALAN M. EZRIN
Chairman and Director                      Director

Page C-2

                          CERTIFICATE OF THE AGENTS

Dated:   February 28, 2002

   To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this Prospectus contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed hereunder.



                                 SPROTT SECURITIES INC.


                                 By:  /s/ W. Jeff Kennedy
                                    -------------------------------------
                                    W. Jeff Kennedy



                                 RAYMOND JAMES LTD.


                                 By:  /s/ Patrick J. Wolfe
                                    -------------------------------------
                                    Patrick J. Wolfe

Exhibit 4


CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

                 FOR IMMEDIATE RELEASE   TSE: COM,  NASD BB: COMTF


                     CARDIOME REPORTS FOURTH QUARTER RESULTS
                     ---------------------------------------

Vancouver, Canada, March 4, 2002 - Cardiome Pharma Corp. (COM-TSE) reported today financial results for the quarter and fiscal year ended November 30, 2001. Amounts, unless specified otherwise, are all in Canadian dollars.

For the quarter ended November 30, 2001, the Company recorded a net loss of $1,439,932 ($0.03 per common share) compared to a net loss of $2,200,792 ($0.06 per common share) for the same quarter in the preceding fiscal year. For the fiscal year ended November 30, 2001 ("fiscal 2001"), the Company accumulated a net loss of $7,157,885 compared to a net loss of $6,495,636 for year ended November 30, 2000 ("fiscal 2000").

Research and development expenditures increased to $5,498,838 for fiscal 2001, compared to $4,732,656 for fiscal 2000. The increase in research and development expenditure was primarily due to the cost associated with increased operational activities as the Company progressed in its RSD1235 project and Kv1.5 project, and enhanced its research and development capabilities. During fiscal 2001, the Company initiated and completed a Phase I clinical trial, and at year-end was ready to initiate a Phase II clinical trial for its drug candidate, RSD1235.

The Company's activities during fiscal 2001 were financed primarily by its working capital carried forward from the preceding fiscal year. During fiscal 2001, the Company received $1.1 million gross proceeds from a private placement financing. At November 30, 2001, the Company had working capital of $3,523,091 as compared to $9,519,044 at November 30, 2000. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments, of $4,183,580 at November 30, 2001 as compared to $10,219,140 at November 30, 2000.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. Upon closing of the Paralex transaction, the Company will have four drug programs in the cardiac area. The Paralex program is focused on congestive heart failure and is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

                                       - more -

Selected Financial Highlights (Canadian dollars) 1, 2
--------------------------------------------------------------------------------
                                                               As at
Balance Sheets                                       November 30,   November 30,
                                                         2001           2000
================================================================================
Cash and cash equivalents                           $ 1,381,750     $ 3,247,479
Short-term investments                                2,801,830       6,971,661
Accounts receivable and other                           247,211         390,912
--------------------------------------------------------------------------------
Total current assets                                  4,430,791      10,610,052
Capital assets                                          302,583         452,970
Other assets                                          1,536,249       2,009,018
--------------------------------------------------------------------------------
Total assets                                        $ 6,269,623     $13,072,040
================================================================================
Current liabilities                                 $   907,700     $   999,702
Long-term capital lease obligations and debt               -             91,306
Deferred revenue                                      1,348,374       1,499,598
Shareholders' equity                                  4,013,549      10,481,434
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity          $ 6,269,623     $13,072,040
================================================================================

--------------------------------------------------------------------------------------------------------
                                                  For the Three Months             For the Year
                                                          Ended                        Ended
Statements of Loss and Deficit                   Nov 30,        Nov 30,        Nov 30,        Nov 30,
                                                  2001           2000           2001           2000
========================================================================================================
Revenue
Research collaborative, licensing and option
   fees                                        $     37,806   $     12,601   $    197,028   $     92,095
Grant income                                           -            33,803         88,137        135,363
Interest and other income                            47,727        147,754        347,078        495,894
--------------------------------------------------------------------------------------------------------
                                                     85,533        194,158        632,243        723,352
========================================================================================================

Expenses
Research and development                            872,632      1,455,077      5,498,838      4,732,656
General and administration                          498,453        483,315      1,741,193      1,569,044
Amortization                                        154,380        456,558        550,097        917,288
--------------------------------------------------------------------------------------------------------
                                                  1,525,465      2,394,950      7,790,128      7,218,988
========================================================================================================

Net Loss                                       $ (1,439,932)  $ (2,200,792)  $ (7,157,885)  $ (6,495,636)

Deficit, beginning of period                    (28,956,178)   (20,609,433)   (22,810,225)   (16,314,589)
Adjustment for future income taxes                     -              -          (428,000)          -
--------------------------------------------------------------------------------------------------------
Deficit, end of period                         $(30,396,110)  $(22,810,225)  $(30,396,110)  $(22,810,225)
========================================================================================================
Net Loss per common share3                     $      (0.03)  $      (0.06)  $      (0.17)  $      (0.17)
========================================================================================================

1   Condensed from the Company's unaudited financial statements.
2 Certain comparative figures have been reclassified to conform to the financial presentation used in the year ended November 30, 2001.
3 Net loss per common share is based on the weighted average number of common shares outstanding during the period

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
/s/ Robert Rieder
President & Chief Executive Officer

Exhibit 5


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.  REPORTING ISSUER

         Cardiome Pharma Corp.
         3650 Wesbrook Mall
         Vancouver, BC V6S 2L2

Item 2.  DATE OF MATERIAL CHANGE

         March 4, 2002

Item 3.  PRESS RELEASE

         March 4, 2002 - Vancouver, British Columbia

Item 4.  SUMMARY OF MATERIAL CHANGE

         The Issuer has reported financial results for the quarter and fiscal year ended November 30, 2001.

Item 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release dated March 4, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

         Not Applicable.

Item 7.  OMITTED INFORMATION

         Not Applicable.

Item 8.  SENIOR OFFICER

         Name:       Christina Yip
         Title:      Chief Financial Officer and Secretary
         Phone No.:  (604) 222-5577

Item 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th day of March, 2002.

                                      CARDIOME PHARMA CORP.

                                      Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 6

                                         CATALYST
                                Corporate Finance Lawyers

March 7, 2002


BY SEDAR

British Columbia Securities Commission                   Alberta Securities Commission
701 West Georgia Street                                  4th Floor, 300 - 5th Avenue SW
Vancouver, BC V7Y 1L2                                    Calgary, AB T2P 3C4

Attention: Corporate Finance Division                    Attention: Corporate Finance

Ontario Securities Commission                            Manitoba Securities Commission
Suite 800, Box 55                                        1130 - 405 Broadway
20 Queen Street West                                     Winnipeg, MB R3C 3L6
Toronto, ON M5H 3S8
                                                         Attention: Capital Markets
Attention: Corporate Services

Commission des valeurs mobiliers du Quebec               Registrar of Securities
800, square Victoria, 22e etage                          Government of Yukon
C.P. 246, Tour de la Bourse                              2134 - 2 nd Avenue
Montreal, PQ H4Z 1G3                                     Whitehorse, Yukon Y1A 2C6

Attention: Corporate Finance                             Attention: Corporate Finance


Dear Sirs/Mesdames:

                    Cardiome Pharma Corp. (the "Company")
      Notice Under Paragraph 3.1(2) of Multilateral Instrument 45-102 (the
                                 "Instrument")

We are the solicitors for the Company. On behalf of the Company, we hereby provide notice pursuant to section 3.1(2) of the Instrument that the Company has filed a current annual information form (the "AIF"). Pursuant to subsection 1.1(e) of the definition of "current AIF" set forth in the Instrument, the Company has filed a long form prospectus (the "Prospectus") dated February 28, 2002 under National Instrument 43-201 as its current AIF. The Prospectus was filed with the securities regulatory authorities in each of British Columbia, Alberta, Manitoba, Ontario and Quebec under SEDAR Project No. 419734. Please accept this notice as filing of a current AIF under the Instrument.

Yours very truly,

CATALYST

/s/ Tanya Prutton

Tanya Prutton
Direct Line:   (604) 443-7035
E-Mail:        tprutton@catalyst-law.com
DLM/jcu
          (all by email)
cc:       Cardiome Pharma Corp.
          Attn:     Robert Rieder
          Attn:     Christina Yip

         1400-1055 West Hastings Street, Vancouver, BC V6E 2E9 Canada
 Telephone 604 688.6900 - Facsimile 604 443.7000 - Web Site www.catalyst-law.com
                   A Partnership of Individuals and Law Corporations

Exhibit 7

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

                       CARDIOME ANNOUNCES COMPLETION OF
                       --------------------------------
                ACQUISITION OF PARALEX, INC. AND PUBLIC OFFERING
                ------------------------------------------------

Vancouver, Canada, March 8, 2002 - Cardiome Pharma Corp. (the "Company") announced today that it has completed the acquisition of Paralex, Inc. ("Paralex"), a privately held New York based company. Among other assets, Paralex owns certain intellectual property rights licensed from The Johns Hopkins University relating to cardiovascular applications of xanthine oxidase inhibitors. The Company issued 32,813,584 common shares in exchange for all of the outstanding shares of Paralex.

The Company has also successfully completed a public offering of 37,238,628 Units of the Company at a price of $0.83 per Unit for gross proceeds of $30,908,061 (the "Offering"), which includes 8,171,159 Units issued under an over-allotment option. Sprott Securities Inc. and Raymond James Ltd. acted as agents in connection with the Offering (the "Agents"). Paramount Capital, Inc. of New York assisted in the private placement of the Units in the United States. Each Unit consisted of one common share (a "Cardiome Share") and one-quarter of one common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable into one Cardiome Share at a price of $1.66 per Cardiome Share until March 8, 2004.

"Our goal at Cardiome was to raise a minimum of about $16 million. Not only was this financing oversubscribed, it was accomplished during a difficult period for the biotechnology sector. We are delighted to have such strong endorsement of our strategic plan from the investment community," said Bob Rieder, President and CEO of Cardiome. "With the completion of both the Paralex acquisition and Offering we continue to fulfil the mission we set out nearly a year ago, to become a leading, product-focused cardiovascular company, developing drugs that reduce patient suffering".

Proceeds of the Offering will be used to advance both of Cardiome's clinical drug candidates, RSD1235 and Oxyprim through clinical trials in order to proceed towards commercialization. By mid-year, the Company expects to conclude patient enrolment for the Phase II clinical trial on the intravenous application of RSD1235 in patients with new onset atrial fibrillation. A Phase II clinical trial on the use of Oxyprim in improving cardiac performance in patients with congestive heart failure is expected to commence in the second half of 2002. The financing may also allow the Company to accelerate the Phase I oral clinical trial for RSD1235 and accelerate development of Oxyprim . Additional information on these and other programs in development, including Cardiome's Kv1.5 program and RSD1122 program, are described in the Prospectus dated February 28, 2002 and available on SEDAR at www.sedar.com.

The Company paid to the Agents a cash commission of 7% of the gross proceeds of the Offering and issued Brokers' Compensation Warrants which are exercisable into 3,723,863 Units of the Company, at a price of $0.95 per Unit. The remaining terms of the Units are the same as the Units issued under the Offering.

Conference call
A conference call will be held on Monday March 11, 2002, at 2:00 p.m. (EST), in which Mr. Bob Rieder and Dr. Alan Ezrin of Cardiome will provide guidance, on upcoming milestones. Interested parties may access the conference call over the web by connecting through Cardiome's website www.cardiome.com. The conference can also be accessed by phone by dialing 1-800-478-9326 and 416-695-5801. The call can be accessed through the BCE Emergis website at www.enewsservices.com/en/webcast/. For the seven days following the conference call, a telephone replay will be available by dialing (416) 695-5800 or (800) 408-3053, passcode 1008816.

About Cardiome Pharma Corp
Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. The congestive heart failure program is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMTF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD
Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact                  Media Contact
Ian Harper, Director of Investor Relations     Scott Henderson,
                                               Contemporary Communications Ltd.
T: (604) 222-5577 ext. 705                     T: (604) 734-3663 ext 302
E: iharper@cardiome.com                        E: scott.henderson@ccpr.com

Exhibit 8


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          March 8, 2002

Item 3.   PRESS RELEASE

          March 8, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced that it has completed the acquisition of Paralex, Inc. ("Paralex"), a privately held New York based company. The Issuer issued 32,813,584 common shares in exchange for all of the outstanding shares of Paralex.

          The Issuer has also successfully completed a public offering of 37,238,628 units of the Issuer at a price of $0.83 per unit for gross proceeds of $30,908,061 (the "Offering"), which includes 8,171,159 units issued under an over-allotment option. Sprott Securities Inc. and Raymond James Ltd. acted as agents in connection with the Offering.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated March 8, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 8th day of March, 2002.

                                      CARDIOME PHARMA CORP.
                                      Per:

                                           /s/ Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 9

CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

        CARDIOME APPOINTS NEW DIRECTOR AND ANNOUNCES CURRENT BOARD MEMBERS
        ------------------------------------------------------------------

Vancouver, Canada, March 15, 2002 - Cardiome Pharma Corp. (the "Company") announced today the appointment of Dr. Ralph Snyderman to the Board of Directors. With Dr. Snyderman's appointment, the Company will have nine Board members including Dr. Mark Rogers who has now assumed the position of Chairman of the Board.

"Dr. Snyderman brings with him valuable experience having served as a senior officer with Genentech," said Bob Rieder, President and CEO of Cardiome. "This experience, in addition to the prominent role he serves at Duke University Health System, a fully integrated academic health system in the U.S., will be important to Cardiome as we continue to build our organization in the coming years."

In addition to Drs. Rogers and Snyderman, the current board members include Michael Walker, Ph.D. (Founder and former Chairman), Robert Rieder, M.B.A., President and CEO, Alan Ezrin, Ph.D., Chief Scientific Officer, Kim Sun Oh, Myron Weisfeld, M.D., Elizabeth Rogers, M.D., and Fred Mermelstein, Ph.D. Biographies of all Board Members are posted on the Company's website at www.cardiome.com.
----------------

About Ralph Snyderman, M.D.

Dr. Snyderman currently serves as President and CEO of the Duke University Health System based in North Carolina. He plays a prominent role in the leadership of such important national organizations as the Association of American Physicians, the Institute of Medicine and the Association of American Medical Colleges ("AAMC") that represents all U.S. medical schools and teaching hospitals. He currently serves as Chair of the AAMC.

In 1987, Dr. Snyderman joined Genentech, the pioneering biomedical technology firm, as Vice President for medical research and development and member of their senior leadership team. A year later, he was promoted to senior vice president. While at Genentech, he led the development and licensing of several novel therapeutics and supervised approximately 300 staff members working in pharmacology, clinical research and regulatory affairs.

A graduate of Washington College in Chestertown, Md. (1961), Snyderman received his M.D., magna cum laude, in 1965 from the Downstate Medical Center of the State University of New York. He served his internship and residency in medicine at Duke and later worked as a Public Health Officer doing research in immunology at the NIH (1967-72). Dr. Snyderman received his first faculty appointment at Duke in 1972 where he rose rapidly through Duke's academic ranks, becoming Chief of the Division of Rheumatology and Immunobiology. By 1984, Snyderman was also the Frederic M. Hanes Professor of Medicine and Immunology. Following his career at Genentech, he returned to Duke as the James B. Duke Professor of Medicine in 1989 and Executive Dean since 1999. His bibliography approaches 350 manuscripts as well as numerous books.


About Cardiome Pharma Corp

Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. The congestive heart failure program is ready for Phase II development. RSD1235, intended for the acute treatment of atrial fibrillation, is currently being tested by the Company in a Phase II clinical trial. RSD1122, intended for chronic treatment of atrial and ventricular arrhythmia, is in pre-clinical development with AstraZeneca, one of the world's largest pharmaceutical companies. The Company's Kv1.5 antiarrhythmic program, focused on the chronic treatment of atrial fibrillation, is also in the pre-clinical phase at Cardiome. The Company's facilities are on the grounds of the University of British Columbia in Vancouver. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF.OB).

Forward-Looking Statement Disclaimer

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD
Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact                  Media Contact
Ian Harper, Director of Investor Relations     Scott Henderson,
                                               Contemporary Communications Ltd.
T: (604) 222-5577 ext. 705                     T: (604) 734-3663 ext 302
E: iharper@cardiome.com                        E: scott.henderson@ccpr.com

Exhibit 10

                                  FORM 45-102F2

                   CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
                 MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Cardiome Pharma Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 8, 2002 of 32,813,584 common shares of Cardiome Pharma Corp., Cardiome Pharma Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at this 15th day of March, 2002.

CARDIOME PHARMA CORP.

By:  /s/ Christina Yip
   -------------------------------
   Christina Yip
   Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed
     1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exhibit 11


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          March 15, 2002

Item 3.   PRESS RELEASE

          March 15, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced that it has appointed Dr. Ralph Snyderman to its board. The Issuer will now have nine board members including Dr. Mark Rogers, who has also assumed the position of chairman of the board.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated March 15, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.    SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 19th day of March, 2002.

                                      CARDIOME PHARMA CORP.
                                      Per:

                                           /s/ Christina Yip

                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 12

                         PACIFIC CORPORATE TRUST COMPANY
                         -------------------------------
              625 Howe Street - 10th Floor  Vancouver  BC  V6C 3B8
                    T: (604) 689-9853  Fax: (604) 689 - 8144




March 22, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC.
V7Y 1L2


Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:          Cardiome Pharma Corp.
                  (Cusip 14159U202)
Meeting:          Annual General Meeting
Record Date:      April 17, 2002
Meeting Date:     May 27, 2002

If you require further information, please contact:


               /s/ Heather Plume

               Heather Plume
               Pacific Corporate Trust Company


cc: Alberta Securities Commission         cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission        cc: Quebec Securities Commission
cc: New Brunswick Securities Commission   cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission    cc: Northwest Territory
cc: Nova Scotia Securities Commission     cc: Yukon Territory
cc: Ontario Securities Commission         cc: Nunavut
cc: Toronto Stock Exchange

Exhibit 13

                           REPORT ON THE NUMBER AND VALUE
                        OF SECURITIES DISTRIBUTED IN QUEBEC
                           PURSUANT TO SECTION 52 OF THE
                              SECURITIES ACT (QUEBEC)
                   DURING THE FISCAL YEAR ENDED NOVEMBER 30, 2001
                          (SECTION 114 OF THE REGULATION)

                           ISSUER: CARDIOME PHARMA CORP.

--------------------------------------------------------------------------------
SECURITIES DISTRIBUTED IN QUEBEC PURSUANT
TO SECTION 52 OF THE SECURITIES ACT (QUEBEC)
--------------------------------------------
                                                           NUMBER     VALUE PER
                                                           ------     ---------
                                                                        SHARE
                                                                        ------

Exchange, conversion or subscription rights                  Nil          Nil

Stock dividends or reinvestment of dividends                 Nil          Nil

Stock subscription plan                                      Nil          Nil

Distributions in connection with the exercise                Nil          Nil
of exchange, conversion or subscription rights previously issued in Quebec

Distributions to employees and executives                    Nil          Nil

Distributions of stock options to employees and executives   Nil          Nil


SECURITIES DISTRIBUTED PURSUANT TO THE EXERCISE
OF A RIGHT, WARRANT OR OPTION PREVIOUSLY ISSUED IN QUEBEC
---------------------------------------------------------
                                                            NUMBER       VALUE
                                                            ------       -----

Exercise of options                                          Nil          Nil
Exercise of compensation options                             Nil          Nil
Exercise of previously issued special warrants               Nil          Nil
Exercise of Broker's Warrant                                 Nil          Nil

DISTRIBUTED SECURITIES ELIGIBLE
FOR A QUEBEC STOCK SAVINGS PLAN
-------------------------------
                                                            NUMBER       VALUE
                                                            ------       -----

Distributions of stock options to employees                  Nil          Nil
and executives

Exercise of options                                          Nil          Nil

Exhibit 14
CARDIOME                         3650 Wesbrook Mall    Tel: 604-222-5577
                                 Vancouver, BC         Fax: 604-222-6617
                                 V6S 2L2 CANADA        Website: www.cardiome.com
--------------------------------------------------------------------------------

             FOR IMMEDIATE RELEASE   TSE: COM   NASD OTCBB: COMTF.OB

                 CARDIOME ANNOUNCES RETURN OF RIGHTS TO RSD1122

Vancouver, Canada, March 28, 2002 - Cardiome Pharma Corp. (the "Company") announced today that it has received notice from AstraZeneca AB ("AstraZeneca") that AstraZeneca does not intend to proceed with clinical development of Cardiome's pre-clinical compound RSD1122. Under the terms of the license agreement, AstraZeneca will return all rights and pre-clinical data associated with the compound to Cardiome. Cardiome will evaluate the AstraZeneca pre-clinical data and, following consultation with its Board of Directors and Scientific Advisory Board, decide future plans for the pre-clinical drug candidate.

"In light of our recent successes, this is somewhat disappointing to Cardiome," said Bob Rieder, Cardiome's President and CEO. "However, our two unpartnered clinical programs are significantly more advanced, and therefore far more valuable to Cardiome, than the pre-clinical RSD1122 program. Our relationship with AstraZeneca remains positive and we continue to maintain a dialogue with them on other potential partnership opportunities."

"As far as we know, AstraZeneca's decision regarding RSD1122, was based on difficulties associated with manufacturing and pharmacokinetic issues," stated Dr. Alan Ezrin, Cardiome's Chief Scientific Officer. "Cardiome's atrial arrhythmia drug RSD1235 targets a different biological mechanism, has no significant manufacturing issues, and has pharmacokinetic properties compatible with acute and chronic management of atrial fibrillation."

Cardiome is currently completing a 60 patient phase 2 clinical trial of RSD1235, for conversion of atrial arrhythmia to normal heart rhythm. The study is being conducted at 20 sites in the US and Canada. Through its recent acquisition of Paralex, Inc., Cardiome is also developing oxypurinol for treatment of congestive heart failure. Cardiome intends to begin a phase 2 clinical trial with oxypurinol in the second half of 2002.

Cardiome Pharma Corp. is a product-focused cardiac drug discovery and development company. The Company's mission is to prevent and treat heart disease. The Company has four drug programs focused on arrhythmias and congestive heart failure. Cardiome is traded on the Toronto Stock Exchange (COM) and the NASD OTCBB market (COMRF).

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F on file with the U.S. Securities and Exchange Commission. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


ON BEHALF OF THE BOARD

Robert Rieder
President & Chief Executive Officer

For more information:
Cardiome Pharma Corp. Contact                  Media Contact
Ian Harper, Director of Investor Relations     Scott Henderson,
                                               Contemporary Communications Ltd.
T: (604) 222-5577 ext. 705                     T: (604) 734-3663 ext 302
E: iharper@cardiome.com                        E: scott.henderson@ccpr.com

Exhibit 15


                                                                         ONTARIO
                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                          QUEBEC

                                 FORM 53-901F

                               SECURITIES ACT

                        MATERIAL CHANGE REPORT UNDER
               SECTION 75(2) OF THE SECURITIES ACT (ONTARIO),
           SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
             SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) AND
                  SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1.   REPORTING ISSUER

          Cardiome Pharma Corp.
          3650 Wesbrook Mall
          Vancouver, BC V6S 2L2

Item 2.   DATE OF MATERIAL CHANGE

          March 28, 2002

Item 3.   PRESS RELEASE

          March 28, 2002 - Vancouver, British Columbia

Item 4.   SUMMARY OF MATERIAL CHANGE

          The Issuer announced that it has received notice from AstraZeneca AB ("AstraZeneca") that AstraZeneca does not intend to proceed with clinical development of the Issuer's pre-clinical compound RSD1122. Under the terms of the license agreement, AstraZeneca will return all rights and pre-clinical data associated with the compound to the Issuer.

Item 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          See attached press release dated March 28, 2002 for a full description.

Item 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND EQUIVALENT SECTIONS OF OTHER JURISDICTIONS

          Not Applicable.

Item 7.   OMITTED INFORMATION

          Not Applicable.

Item 8.   SENIOR OFFICER

          Name:        Christina Yip
          Title:       Chief Financial Officer and Secretary
          Phone No.:   (604) 222-5577

Item 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 3rd day of April, 2002.

                                     CARDIOME PHARMA CORP.

                                     Per:

                                           /s/Christina Yip
                                           -------------------------------------
                                           Christina Yip
                                           Chief Financial Officer and Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.